      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1995

                                            Registration No. 33-_______________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                         THE JONES FINANCIAL COMPANIES,
                              A LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

                 MISSOURI                              43-1450818
     (State or other jurisdiction                  (I.R.S. employer
  of incorporation or organization)             identification number)

                              12555 Manchester Road
                               Des Peres, MO 63131
                                 (314) 851-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                             Lawrence R. Sobol, Esq.
                                 General Counsel
              The Jones Financial Companies, a Limited Partnership
                              12555 Manchester Road
                               Des Peres, MO 63131
                                 (314) 851-2000
    (Address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                        Copies of all correspondence to:

                           Frederick W. Scherrer, Esq.
                                 Bryan Cave LLP
                           211 N. Broadway, Suite 3600
                               St. Louis, MO 63102
                                 (314) 259-2000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to
Item 11 (a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------

                                       CALCULATION OF REGISTRATION FEE
============================================================================================================

    Title of Shares         Amount to        Proposed Maximum         Proposed Maximum          Amount of
   to be Registered       be Registered  Offering Price per Unit  Aggregate Offering Price  Registration Fee
- ------------------------  -------------  -----------------------  ------------------------  ----------------

Units of Limited
  Partnership Interests       45,000           $1,000.00               $45,000,000.00            $15,518
============================================================================================================


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

Item in                                                Location or Heading
Form S-2               Caption                            in Prospectus
- --------  ----------------------------------  ---------------------------------

1.        Forepart of the Registration
          Statement and Outside Front Cover
          Page of Prospectus................  Facing Page; Front Cover Page of
                                              Prospectus

2.        Inside Front and Outside Back
          Cover Pages of Prospectus.........  Inside Front and Outside Back
                                              Cover Pages of Prospectus

3.        Summary Information, Risk Factors
          and Ratio of Earnings to Fixed
          Charges...........................  Prospectus Summary; Risk Factors

4.        Use of Proceeds...................  Use of Proceeds

5.        Determination of Offering Price...  The Offering

6.        Dilution..........................  Not Applicable

7.        Selling Security Holders..........  Not Applicable

8.        Plan of Distribution..............  The Offering

9.        Description of Securities to be
          Registered........................  Description of Interests

10.       Interests of Named Experts and
          Counsel...........................  Not Applicable

11.       Information with Respect to
          Registrant........................  Front Cover Page; Incorporation
                                              of Certain Documents by
                                              Reference; Prospectus Summary;
                                              Risk Factors; Selected Financial
                                              Data; Management's Discussion and
                                              Analysis of Financial Condition
                                              and Results of Operations;
                                              Business; Description of
                                              Interests; Index to Consolidated
                                              Financial Statements

12.       Incorporation of Certain
          Information by Reference..........  Incorporation of Certain
                                              Documents by Reference




13.       Disclosure of Commission Position
          on Indemnification for Securities
          Act Liabilities...................  Not Applicable


- -------------------------------------------------------------------------------
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR
TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
- -------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 14, 1995

PROSPECTUS

                         THE JONES FINANCIAL COMPANIES,
                              A LIMITED PARTNERSHIP

                  45,000 Units of Limited Partnership Interests
                                ($1,000 Per Unit)

          Pursuant to the 1995 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, a Limited Partnership ("JFC"), a Missouri limited partnership (the "Employee Interest Purchase Plan"), JFC hereby offers (the "Offering"), on the terms and conditions set forth below, to certain employees (collectively, the "Offerees" and individually, an "Offeree") of Edward D. Jones & Co., L.P., a Missouri limited partnership and an affiliate of JFC ("EDJ"), the opportunity to purchase in the aggregate up to 45,000 units of limited partnership interests ("Interests") in JFC and become, or increase their capital contribution as, a limited partner of JFC ("Limited Partner"). The Offering is being made only to employees of JFC and its subsidiaries, and not to the general investing public. An Offeree's decision whether or not to participate in the Offering will have no effect on the Offeree's employment with JFC or its subsidiaries.

          FOR A DISCUSSION OF CERTAIN RISKS AND OTHER IMPORTANT FACTORS TO BE CONSIDERED IN EVALUATING AN INVESTMENT IN JFC, SEE "RISK FACTORS" ON PAGE 12.

          Limited Partners have no right to vote or otherwise participate in the management of the business of JFC. The Interests are non-transferable. Therefore, no public market in the Interests will develop. The price at which the Interests are offered hereby has been arbitrarily determined. Any Limited Partner must accept redemption of his or her Interest(s) and accept the return of his or her capital contribution(s) plus accrued interest and profits and relinquish all rights as a Limited Partner of JFC within thirty (30) days of receipt of notice to withdraw by the Managing Partner or the holders of 50% or more of the general partners capital of JFC, as provided in the partnership agreement of JFC, as amended from time to time (the "Partnership Agreement"). THE CONTRIBUTIONS OF LIMITED PARTNERS ARE SUBORDINATE TO ALL EXISTING AND FUTURE CLAIMS OF THE GENERAL CREDITORS OF JFC.

                         ------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                  Underwriting Discounts  Proceeds to Issuer or
                 Price to Public  and Commissions <F1>    Other Persons <F2>
- ---------------  ---------------  ----------------------  ---------------------

Per Unit.......        $1,000.00       Not Applicable              1,000.00
Total..........   $45,000,000.00       Not Applicable        $45,000,000.00
===============================================================================


<F1>     The Offering is not underwritten.  There can be no assurance that the full number of Interests offered hereby will be actually sold. There is no minimum number of Interests required to be sold in the Offering and no refunds will be made regardless of the amount actually sold. See "The Offering".

<F2>     Before the deduction of expenses related to the Offering payable by
         JFC currently estimated at $_______.  See "Use of Proceeds".


                         ------------------------------

                  The date of this Prospectus is July ___, 1995

                              AVAILABLE INFORMATION

    The Jones Financial Companies, a Limited Partnership, a Missouri limited partnership ("JFC" or the "Partnership"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by JFC with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    JFC furnishes its limited partners abbreviated unaudited calendar quarter and calendar year financial data.

    JFC has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement, copies of which are available from the Commission.

    Statements made in this Prospectus as to the contents of any contract, instrument or other document referred to are not necessarily complete, and reference is made to the copy of such contract, instrument or other document filed as an exhibit to the registration statement, each such statement being qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by JFC with the Commission (File No. 0-16633) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (i) JFC's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 Form 10-K"), and (ii) JFC's Quarterly Report on Form 10-Q for the three month period ended March 31, 1995 (the "1995
Form 10-Q").

    JFC will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference herein, other than Exhibits thereto (unless such Exhibits are specifically incorporated by reference therein). Requests for such information should be directed to The Jones Financial Companies, A Limited Partnership, 12555 Manchester Road, Des Peres, Missouri 63131, Attention Steven Novik, Telephone (314) 851-2000.

                               PROSPECTUS SUMMARY

    The following is a summary of certain information set forth in or incorporated by reference into this Prospectus. The summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Glossary of Terms" on page 56 for a definition of certain terms used in or incorporated by reference into this Prospectus.


JFC and EDJ

    The Jones Financial Companies, a Limited Partnership ("JFC" or the "Partnership") was organized in 1987 under the Revised Uniform Limited Partnership Act of the State of Missouri ("RULPA") by the general partners to act, among other things, as a holding company. JFC operates not only as the holder of all the partnership interests in Edward D. Jones & Co., L.P. ("EDJ"), but also as the owner or holder of interests in entities engaged in the financial services industry. JFC, through its non-regulated affiliates, undertakes those business activities which, by reason of the status of EDJ as a broker-dealer, would be subject to the constraints of broker-dealer regulations if performed directly by EDJ. See "Business -- Regulation" and "-- Uniform Net Capital Rule." EDJ is engaged, directly and through affiliates, in business as a broker/dealer in listed and unlisted securities, including governmental issues, acts as an investment banker, and is a distributor/sponsor of mutual fund products. In addition, EDJ engages in sales of various insurance products and renders investment advisory services.

    The principal executive offices of JFC and EDJ are located at 12555 Manchester Road, Des Peres, Missouri 63131, and their telephone number is (314) 851-2000.

    As of March 31, 1995, JFC was comprised of 115 general partners, 1,883 limited partners and 59 subordinated limited partners. JFC employed approximately 9,708 persons, including approximately 2,289 part-time employees. As of March 31, 1995, JFC employed approximately 3,252 full-time investment representatives actively engaged in sales in approximately 3,218 offices in 49 states and Canada.


Management of JFC

    Under the terms of the partnership agreement of JFC, as amended from time to time (the "Partnership Agreement"), the Managing Partner (currently John W. Bachmann) has the right (subject to the restrictions set forth below) to manage the business of JFC on behalf of the general partners. The Managing Partner is specifically authorized (i) to admit to JFC any general partner, limited partner, or subordinated limited partner; (ii) to dismiss from JFC any general partner, limited partner or subordinated limited partner; (iii) to determine each general partner's adjusted capital contribution which each general partner shall be entitled to maintain, percentage and guaranteed draw; and (iv) to fix the capital contribution that each limited partner or subordinated limited partner shall be entitled to maintain. See "Business -- Management."

    NONE OF THE LIMITED PARTNERS IN THEIR CAPACITY AS LIMITED PARTNER HAVE THE RIGHT TO VOTE OR OTHERWISE PARTICIPATE IN THE MANAGEMENT OF JFC.

The Offering

    Pursuant to the 1995 Employee Limited Partnership Interest Purchase Plan of JFC (the "Employee Interest Purchase Plan"), JFC is offering up to 45,000 Units at a price of $1,000 per Unit to certain employees of JFC and its subsidiaries selected by the Employee Interest Purchase Plan committee, in its sole discretion. The Units represent the beneficial ownership of an equal number of Interests. The minimum purchase is one Unit. See "The Offering."


Use of Proceeds

    The proceeds received by JFC from the Offering will provide the equity capital to support EDJ's planned expansion of its sales force after 1995 and other Partnership objectives and will partially fund EDJ's firmwide implementation of client/server technology. Currently, each of EDJ's branches are linked to EDJ's home office in St. Louis via terminals which necessitate that the mainframe system in St. Louis perform all data retrieval and processing. By utilizing client/server technology, each of the branches will be able to perform certain tasks previously performed in St. Louis. The client/server technology will allow certain frequently used information to be stored at the branch which will shorten the system's response time. Also, the client/server technology will allow the use of software packages which cannot be utilized with the current system. The capital expenditures to implement client/server technology for the present sales force of approximately 3,200 investment representatives and the St. Louis headquarters are estimated at $88 million over a several year period. JFC plans to fund the majority of the program costs through operating lease financing as well as secured credit facilities; however, as the operating lease financing is not yet committed, no assurance can be given that such financing will ultimately become available. In the absence of significant productivity benefits, the initial and ongoing costs associated with the implementation of client/server technology would substantially reduce net income allocable to Limited Partners. As of March 31, 1995, the total partnership capital of JFC prior to the Offering was approximately $190 million. See "Use of Proceeds."


Instructions for Offering

    Each Offeree who elects to participate in the Offering may subscribe by executing and delivering the Subscription Form in the form annexed hereto as Appendix A and the Power of Attorney in the form annexed hereto as Appendix B to JFC at:

         Edward D. Jones & Co.
         Attn:  Anthony Crate
         12555 Manchester Road
         Des Peres, Missouri 63131

together with full payment (or arrangements therefor satisfactory to JFC) for all Units subscribed for pursuant hereto for receipt no later than 3:00 p.m. on September 29, 1995, unless such date is extended by JFC to a date no later than December 31, 1995 (the "Offering Expiration Date"). Any checks should be made payable to The Jones Financial Companies, a Limited Partnership.

    Alternatively, an Offeree may participate in the Offering by transmitting a notice by wire over EDJ's Branch Office Communication System to the attention of Anthony Crate (User I.D. JFCLP) for receipt on or before the Offering Expiration Date as follows:

         "I, [print name], hereby accept the offer to subscribe for $______ of Interests of The Jones Financial Companies, a Limited Partnership, in the Offering and hereby covenant that properly completed and duly executed forms of Subscription Form and Power of Attorney as well as full payment for the Interests subscribed for (or arrangements therefor satisfactory to you) will be delivered for receipt no later than 3:00 p.m. on September 29, 1995."

The validity of such alternative method of acceptance is subject to receipt of the properly completed and duly executed forms of Subscription Form and Power of Attorney by JFC no later than 3:00 p.m. on September 29, 1995, together with full payment or arrangements therefor satisfactory to JFC. See "The Offering."

    Upon acceptance of the executed Subscription Form by JFC, Offerees will be admitted to the Partnership effective as of the end of business on October 30, 1995, or on such later date as the Managing Partner shall determine in his sole discretion.


Description of Interests

    The Interests are non-voting, non-transferable limited partnership interests in a Missouri limited partnership. There is no market for the Interests and no Limited Partner of JFC may sell, pledge, exchange, transfer or assign any Interest, without the consent of the Managing Partner. See "Description of Interests."


Risk Factors

    Investors should consider the risks and other important factors under "Risk Factors" herein.

Summary Financial Data

    The following table sets forth certain summary financial data for JFC, as of and for the periods indicated (all amounts in thousands except for per unit information).

                                        Summary Income Statement Data
                                       Three Months Ended
                                      --------------------
                                      March 31,  March 25,
                                        1995      1994        1994      1993      1992      1991      1990
                                      ---------  ---------  --------  --------  --------  --------  --------

Revenues                               $160,439   $161,413  $658,045  $639,564  $553,970  $411,588  $316,503

Net Income                                8,940     13,735    53,857    66,211    62,282    40,875    22,553

Net income per weighted average
  $1,000 equivalent limited
  partnership unit outstanding            21.13      32.52    127.59    194.62    238.41    185.92    130.52

Weighted average $1,000
  equivalent limited partnership
  units outstanding                      62,024     63,854    63,165    50,381    41,160    42,616    25,874


                                         Summary Balance Sheet Data
                                       Three Months Ended
                                      --------------------
                                      March 31,  March 25,
                                        1995      1994        1994      1993      1992      1991      1990
                                      ---------  ---------  --------  --------  --------  --------  --------

Total assets                           $895,477   $804,201  $953,359  $800,478  $653,253  $513,730  $422,257
                                      =========  =========  ========  ========  ========  ========  ========

Long-term debt                           41,674     36,659    41,779    33,317    23,847    24,769    19,977

Other liabilities, exclusive of
  subordinated liabilities              535,071    528,191   585,057   514,386   414,110   326,229   250,772

Subordinated liabilities                129,000     59,000   136,000    73,000    78,000    48,000    50,400

Total partnership capital               189,732    180,351   190,523   179,775   137,296   114,732   101,108
                                      ---------  ---------  --------  --------  --------  --------  --------

Total liabilities and partnership
  capital                              $895,477   $804,201  $953,359  $800,478  $653,253  $513,730  $422,257
                                      =========  =========  ========  ========  ========  ========  ========

                                  RISK FACTORS

    Prospective investors should carefully consider the following factors in evaluating JFC, EDJ, the securities industry, and an investment in the
Interests:


Capital Expenditure Program

    JFC, either directly, or indirectly through one or more of its affiliates, has embarked on a substantial capital expenditure program. The net proceeds received by JFC from the Offering will provide the equity capital to support EDJ's planned expansion of its sales force after 1995 and other Partnership objectives and will partially fund EDJ's firmwide implementation of client/server technology. See "Use of Proceeds."

    Management believes that the capital expenditures for client/server technology are necessary to modernize the existing data processing system and to meet present system demand requirements. Moreover, management believes this new system is an appropriate technological platform from which future system enhancements may be developed to compete in future periods. However, in light of the magnitude of the proposed expenditures, the capital expenditure program could result in substantial adverse financial consequences for JFC and correspondingly to its Limited Partners, if significant productivity benefits are not realized.

    The anticipated capital expenditures to acquire and implement the client/server technology over the next several years is expected to be approximately $88 million (based on the present approximate 3,200 branch offices and current headquarters personnel), or approximately one-half of the total capital of all of the partners of JFC as of March 31, 1995. The capital costs associated with opening new branch offices will rise from approximately $26,000 per office to approximately $45,000 per office. Additionally, JFC plans to expand its sales force after 1995 during the several year period of conversion to client/server technology. Increases in the sales force and number of branch offices will result in further increases in JFC's capital expenditures.

    The proceeds from the Offering will partially fund the cost of the client/server program. See "Use of Proceeds." JFC plans to fund the majority of the program costs through operating lease financing with BancBoston Leasing Inc. as well as with secured credit facilities. However, as the operating lease financing is not yet committed, no assurance can be given that such financing will ultimately become available. The acquisition of client/server technology through operating lease financing would substantially increase JFC's ongoing lease commitments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Adequacy" and "-- Cash Flows."

    In the absence of significant productivity benefits, the initial and ongoing costs associated with the capital expenditures to replace the existing data processing system with client/server technology could have the effect of reducing the profitability of JFC, which would reduce the bonuses paid to investment representatives. A reduction in bonuses to investment representatives could lead to an increased risk of defection of investment representatives to competitors in the securities industry. See "-- Changes in Industry and Competition."

    It is expected that the ongoing associated costs of the client/server technology will raise JFC's operating expenses, excluding sales compensation expense and compensation based on JFC's net income, by approximately 13%. Based on past increases in revenue per investment representative ("IR") following previous technology expenditures by JFC or EDJ, management believes productivity benefits are likely to result from the implementation of the client/server technology. No statistical analysis of potential productivity benefits has been undertaken, however, as management does not believe it is feasible to project such benefits with meaningful precision. Accordingly, no assurance can be given that any productivity benefits will be realized.

    The following table summarizes the pro-forma impact of the client/server technology program on selected financial information. Although the actual implementation of client/server will occur over a several year period, and the associated costs will not be fully experienced until the implementation is complete, the pro-forma table assumes the client/server technology was fully implemented at the beginning of 1994, and all associated costs of operating a system which serves 3,200 branch offices and related headquarters personnel were in place for the entire periods presented. The results illustrated in this table assume that no productivity benefits were achieved, although management believes productivity benefits are likely to result from the implementation of the client/server technology.

                                   Five Months Ended          Year Ended
                                         May 26,             December 31,
                                 ----------------------  ----------------------
                                    1995        1995        1994        1994
($ in Millions)                    Actual    Pro-forma     Actual    Pro-forma
                                 ----------  ----------  ----------  ----------

Net Income                            $17.1        $7.3       $53.9       $37.1

Net Income Allocated To
  Limited Partners                    $ 2.5        $1.1       $ 8.1       $ 5.6

Annualized Return On
  Limited Partner Capital             17.3%       11.8%       20.2%       16.4%

Compensation Based On
  Net Income
    Sales Bonuses to IRs              $ 3.5       $ 0.0       $28.0       $12.9
    Profit Sharing Contr.             $ 4.5       $ 2.1       $13.8       $ 9.9
    Bonuses to H.Q.
      associates                      $ 0.9       $ 0.0       $ 2.7       $ 1.9

Profit Margin on Total
  Revenues                             6.3%        2.7%        8.2%        5.6%



Cyclical Nature of Business

    The securities industry, including JFC, is highly dependent upon market prices and volumes which are highly unpredictable and volatile in nature.

JFC's principal subsidiary, EDJ, operates as a registered broker/dealer. In the past, JFC and EDJ have been, to some extent, less subject to this volatility. However, as a result of narrowing operating margins, increased fixed costs, and increased competitive forces, EDJ and JFC have also become increasingly subject to the volatility of the industry. Accordingly, historical returns on capital may not be achievable in the future, and reduced returns during downswings in the securities markets may be particularly severe.


Nature of Business

    Risk factors common to the securities industry as a whole include the state of world affairs and the national economy. Furthermore, JFC, through EDJ, is subject to the risk of customer inability to meet commitments (such as margin obligations), customer fraud and employee misconduct and errors. The industry is highly dependent upon the trend of security prices and the volume of security trading, both of which are unpredictable and volatile in nature. A material reduction in volume and lower securities prices may result in lower commission revenues, reduced investment banking income and losses in dealer inventory accounts and syndicate positions, all of which may reduce the profitability of JFC's operations. On the other hand, significantly increased volume may result in operational problems such as a higher incidence of failures to deliver and receive securities and errors in processing transactions and may also result in increased personnel and related processing costs. In past periods, EDJ has, in fact, experienced adverse effects on profitability arising from significant reductions in security sales and, likewise, it has encountered in the past significant operations problems arising from unanticipated high volume. EDJ is not able to control such occurrences, and there is no assurance that it will not encounter such problems and resulting losses in future periods. See "Business -- Customer Account Administration and Operations."


Return on Capital

    Listed below are the returns on the Interests, including the fixed 7-1/2% distribution as set forth in Section 3.3 of the Partnership Agreement (see "Description of Interests -- Cash Distributions and Allocations"), for the prior five calendar years:

                 1994    1993     1992    1991    1990
                 ----    ----     ----    ----    ----

                 20.2%   26.2%    31.3%   26.0%   17.1%


    Because returns to Limited Partners are dependent upon the annual net profits of JFC, which cannot be predicted, purchasers of Interests should not rely on the above table as being indicative of returns in future periods. See "-- Capital Expenditure Program" above.

Underwriting, Syndicate, and Trading Position Risks

    Participation as a manager or syndicate member in the underwriting of securities subjects JFC, through EDJ, to a substantial risk of loss if EDJ is unable to resell the securities underwritten. As an underwriter, EDJ is subject to risk of substantial liability, expense, and adverse publicity resulting from possible claims against the underwriters under federal and state securities laws. Additionally, in instances of firm underwriting commitments and maintaining trading positions, a charge is generated against net capital under the "net capital rule". See "Business -- Uniform Net Capital Rule." In maintaining trading positions in securities, EDJ is exposed to a substantial risk of loss, depending upon the nature and extent of fluctuations in market prices.


Reliance on Clearing Organizations

    JFC, through EDJ, incurs obligations to its customers which are supported by obligations to it from firms within the industry, especially those firms with which EDJ maintains clearing relationships through which securities transactions are executed. The inability of a clearing organization, or to a lesser extent, any securities firm with which EDJ does a volume of business, to meet promptly its obligations could result in substantial losses to EDJ. See "Business -- Customer Account Administration and Operations."


Branch Office System

    Most securities firms typically staff several registered representatives and one or more managers or other supervisory personnel in each of their branch offices. In contrast, most branch offices of EDJ are staffed by a single registered representative with primary supervisory activity being conducted from its St. Louis headquarters office, a method of supervision which EDJ believes complies with all applicable industry and regulatory requirements.
See "Business." However, as a result of such method of supervision, EDJ is potentially exposed to a greater risk of loss arising from alleged imprudent or illegal actions of its registered representatives due to the lack of direct supervisory oversight within each office. Furthermore, more time may elapse for such supervisory personnel to detect problem activity than if managers were maintained within each office, thereby exposing JFC, through EDJ, to losses.


Regulation

    EDJ's business is subject to extensive regulation by federal and state regulatory agencies and by self-regulatory organizations within the industry. The principal purpose of such regulation is the protection of customers and the securities markets, rather than protection of creditors or equity holders of broker-dealers. See "Business -- Regulation" and "-- Uniform Net Capital Rule."


Changes in Industry and Competition

    All aspects of the business of JFC are highly competitive. JFC, through EDJ, competes directly with other securities firms and increasingly with other types of organizations and other businesses offering financial services. Many of these entities have substantially greater capital and other resources and some offer a wider range of financial services. In recent years, there has been significant consolidation of firms in the securities industry, forcing EDJ to compete with larger firms with greater capital.

    Competition among financial services firms also exists for investment representatives and other personnel. If costs increase as they are expected to in connection with the capital expenditure program and there is not an increase in productivity, bonuses paid to investment representatives and other personnel may be decreased or eliminated, increasing the risk that personnel could be hired away by competitors. In addition, EDJ has recently faced increased competition from larger firms in its non-urban markets, and from a broad range of firms in the urban and suburban markets which it has entered. Merrill Lynch, the largest securities firm in the industry, has announced plans to increase its presence in non-urban markets and as a result, EDJ may face increased competition in its non-urban markets. See "Business -- Competition."


Litigation

    Many aspects of JFC's business (through EDJ) involve substantial risks of liability. In recent years there has been increasing litigation involving the securities industry generally, and EDJ, including class action suits that generally seek substantial damages. EDJ is subject to substantial potential liability for, among other things, material misstatements and omissions in prospectuses and other communications with respect to underwritten offerings of securities.

    As discussed under "Branch Office System" in this section, due to its system of home office supervision, JFC, through EDJ, may be exposed to an enhanced risk of legal actions instituted against it by its customers resulting from alleged imprudent or illegal actions undertaken by its registered representatives.

    There can be no assurance that material losses arising from the defense and satisfaction of such legal actions will not occur in future periods. See "Business -- Legal Proceedings."


Capital Limitations and Other Financing Sources

    Adequacy of capital is vitally important to broker-dealers and lack of sufficient capital may limit JFC's ability to expand its business (through
EDJ), participate in underwritings, and generally compete effectively. A significant operating loss or any unusually large charge against net capital could adversely affect JFC (through EDJ) in these areas. Many of JFC's competitors have substantially greater capital and other resources than JFC. See "Business -- Uniform Net Capital Rule."


Non-Voting Interests; Absence of Market; Price of Interests

    None of the Limited Partners may vote or otherwise participate in the management of the business of JFC. There is no market for the Interests and no Limited Partner of JFC may sell, pledge, exchange, transfer or assign any such Interest without the express written consent of the Managing Partner. See "Description of Interests." The price at which the Interests are offered hereby has been arbitrarily determined.

Status as Partner for Tax Purposes

    Limited Partners generally will be allocated their allocable share of all tax attributes of JFC (except for net losses for tax purposes as provided in Section 8.6A of the Partnership Agreement, a copy of which is annexed hereto as Appendix C) and will be required to file tax returns and pay income tax in those states in which JFC and its subsidiary partnerships operate, as well as in the partners' state of residence or domicile. Limited Partners will be liable for income taxes on their pro rata share of partnership income irrespective of whether cash in an amount equal to such income is distributed. The income tax returns of JFC may be audited by government authorities, and such audit may result in the audit of the returns of the Limited Partners. See "Description of Interests -- Certain Federal Income Tax Considerations."


Risk of Dilution

    The general partners of JFC have the ability, in their sole discretion, to issue additional Interests or general partners' capital. With respect to additional Interests, to the extent additional expense is incurred by JFC in servicing additional annual interest requirements for any such additional Interests, holders of existing Interests may suffer decreased returns on their investment because the amount of JFC's net income in which they participate may be reduced as a consequence. With respect to additional capital contributions by general partners, such contributions will reduce the percentage of participation in net income by Limited Partners. See "Description of Interests."


Limitation of Liability; Indemnification

    The Partnership Agreement provides that neither the Managing Partner nor any of the general partners will be liable to any of the Partners for any acts or omissions made in good faith and in a manner reasonably believed by him to be within the scope of his authority and in the best interests of JFC, provided such partner was not guilty of gross negligence or gross misconduct. JFC also is required to indemnify the Managing Partner and the general partners against any loss or damage incurred by any such partner by reason of any action performed by any of them on behalf of JFC or in furtherance of its interest, other than actions for which such partner would be liable as described above. See "Description of Interests -- Liability for Acts and Omissions; Indemnification; Dealing With An Affiliate." As a result of these provisions, Limited Partners have more limited rights against such persons than they would have absent the limitations in the Partnership Agreement. Indemnification of the Managing Partner and the general partners would deplete JFC assets unless JFC's indemnification obligation is covered by insurance. While JFC may attempt to purchase liability insurance to provide for its indemnification obligation, such insurance may not be available at a reasonable price or at all.


                                  THE OFFERING

Employee Interest Purchase Plan

    Pursuant to the 1995 Employee Limited Partnership Interest Purchase Plan (previously defined as the "Employee Interest Purchase Plan"), JFC is hereby offering up to 45,000 Interests ($1,000 per Unit) (previously defined as the

"Offering"). The Offering will only be made to certain employees of JFC and its subsidiaries which may include employees who have previously purchased Interests through previous offerings by JFC (previously defined, individually, as an "Offeree" and collectively, as the "Offerees"). The Offering will expire at 3:00 p.m., St. Louis time, on September 29, 1995, unless such date is extended by the Managing Partner to a date not later than December 31, 1995. The Managing Partner may extend such date for any or all Offerees, in his sole discretion. The price at which the Interests are offered hereby has been arbitrarily determined.

    This Offering is being made only to employees of JFC and its subsidiaries, and not to the general investing public. An Offeree's decision whether or not to participate in the Offering will have no effect on the Offeree's employment with JFC or its subsidiaries.

    The purpose of the Employee Interest Purchase Plan is to provide certain employees of EDJ (the "Participants") an opportunity to acquire limited partnership interests in JFC. Participants in the Employee Interest Purchase Plan will be selected by the Employee Interest Purchase Plan committee (the "Committee"), in its discretion, to be personnel important to the growth of JFC and its subsidiaries. The total number of Interests covered by the Employee Interest Purchase Plan is 45,000. The number of Interests will be adjusted to reflect any subsequent Interest splits, reverse Interest splits or similar matters affecting the number of outstanding Interests of JFC.

    The Committee may, in its discretion, award all or any part of the Interests covered by the Employee Interest Purchase Plan to a Participant pursuant to a performance award ("Performance Award"). Interests will not be issued at the time of the granting of the Performance Award, rather the Performance Award represents the right of the Participant to purchase the number of Interests of JFC described therein. The purchase price of each full Interest is $1,000. Performance Awards may be conditioned on the Participant's continued employment by JFC or it subsidiaries or in any manner the Committee may determine. Prior to the exercise of a Performance Award by a Participant, such Performance Award may be cancelled by the Committee, in its sole discretion.

    The Committee will establish the Participants and the amount, duration and other terms, if any, of the Performance Awards. In making its determination of who will be Participants and the amount, duration and other terms of each Performance Award, the Committee will take into account such factors as the Participant's level of responsibility, job performance, potential for growth, level and types of compensation and such other factors as the Committee deems relevant.

    The Committee will consist of one or more general partners of JFC, which may include the Managing Partner, appointed to the Committee by the Managing Partner. The Committee may consist of only one general partner of JFC. The Committee has the authority to interpret the Employee Interest Purchase Plan, to establish any rules or regulations relating to the Employee Interest Purchase Plan which it deems appropriate and to make other determinations which it believes necessary and advisable for the proper administration of the Employee Interest Purchase Plan. Decisions of the Committee in matters relating to the Employee Interest Purchase Plan are final and conclusive on JFC and the Participants. The Committee's determinations under the Employee Interest Purchase Plan, including, without limitation, determinations as to employees to receive Performance Awards, the amount, duration and other terms and provisions of such awards and the agreements evidencing the same, need not
be uniform.   Members of the Committee are not eligible to participate in the
Employee Interest Purchase Plan. A member of the Committee is liable only for any action taken or determination made in bad faith.

    JFC has the right to amend the Employee Interest Purchase Plan at any time either retroactively or prospectively and to terminate or suspend the Employee Interest Purchase Plan or any Performance Award at any time for any reason.

    Performance Awards under the Employee Interest Purchase Plan are non-transferable and may not be assigned or pledged by any Participant at any time and no recognition will be given by JFC to any attempt to assign any rights under the Employee Interest Purchase Plan.

    All costs and expenses of administering the Employee Interest Purchase Plan will be paid by JFC.


Terms of the Offering

    Each Offeree who elects to participate in the Offering may subscribe by executing and delivering the Subscription Form in the form annexed hereto as Appendix A and the Power of Attorney in the form annexed hereto as Appendix B to JFC at:

         Edward D. Jones & Co.
         Attn:  Anthony Crate
         12555 Manchester Road
         Des Peres, Missouri 63131

together with full payment (or arrangements therefor satisfactory to JFC) for all Units subscribed for pursuant hereto for receipt no later than 3:00 p.m. on September 29, 1995, unless such date is extended by JFC (the "Offer Expiration Date"). Any checks should be made payable to The Jones Financial Companies, a Limited Partnership.

    Alternatively, an Offeree may participate in the Offering by transmitting a notice by wire over EDJ's Branch Office Communication System to the attention of Anthony Crate (User I.D. JFCLP) for receipt on or before the Offer Expiration Date as follows:

         "I, [print name], hereby accept the Offer to subscribe for $______ of Interests of The Jones Financial Companies, a Limited Partnership, in the Offering and hereby covenant that properly completed and duly executed forms of Subscription Form and Power of Attorney as well as full payment for the Interests subscribed for (or arrangements therefor satisfactory to you) will be delivered for receipt no later than 3:00 p.m. on September 29, 1995."

The validity of such alternative method of acceptance is subject to receipt of the properly completed and duly executed forms of Subscription Form and Power of Attorney by JFC no later than 3:00 p.m. on September 29, 1995, together with full payment or arrangements therefor satisfactory to JFC.

    Upon acceptance of the executed Subscription Form by JFC, Offerees will be admitted to the Partnership effective as of the end of business on October 30, 1995, or on such later date as the Managing Partner shall determine in his sole discretion.

    JFC has the unconditional right to accept or reject any subscription, in whole or in part. In addition, even if JFC accepts a subscription, and/or accepts payment therefor, JFC may (at any time on or prior to the Offer Expiration Date), for any reason whatsoever, including without limitation, the unavailability of regulatory approval of the sale of said units to the Offeree, reject the subscription by returning to the Offeree payment in an amount equal to the subscription payment originally delivered by the Offeree to JFC. An Offeree shall have no right as a limited partner of JFC until JFC has accepted the subscription and notified the Offeree of such acceptance.

    The Offering is made solely by JFC, without the participation of any dealer, underwriter, or selling agent (other than EDJ). JFC will neither allow nor pay any discount, commission, or sales fee in connection with the Offering. JFC will use its best efforts to sell all of the Interests offered in the Offering. There is no minimum number of Interests which must be sold before any individual subscription will be accepted.


                                 USE OF PROCEEDS

    The net proceeds estimated at $__________, after deduction of estimated expenses, received by JFC from the Offering will provide the equity capital to support EDJ's planned expansion of its sales force and other Partnership objectives and will partially fund EDJ's firmwide implementation of client/server technology. The current technology used by EDJ was designed in the late 1970's and is a mainframe based architecture. Each of EDJ's branches are linked to EDJ's home office in St. Louis via terminals and a printer which interface with mainframe applications. The branches do not have office productivity tools such as word processing, spreadsheets or graphics capabilities. Although EDJ has developed branch applications which replicate workstation functions, the current uses have reached the design limits of this technology. In the home office in St. Louis, existing equipment provides a non-integrated suite of office productivity tools; however, the architecture of this equipment limits EDJ's ability to service the branches.

    By utilizing client/server technology, each of the branches will be able to perform certain tasks previously performed in St. Louis. The new technology is expected to improve customer service by providing faster access to more information and services for customers and branch personnel and is expected to reduce end-user response time by storing branch data locally. Also, the client/server technology will allow the use of software packages which cannot be utilized with the current system. The new technology may in the future allow customers to access market information, balance information, perform hypothetical calculations on potential investment decisions and potentially enter their own orders.

    The client/server technology will be designed with an open architecture based on industry standards to eliminate ties to any proprietary hardware or software vendor. Each branch will be equipped with servers and terminals by which to communicate with a data center in St. Louis over a satellite network. The branch server equipment will reside in a custom-built cabinet that provides a centralized, environmentally controlled climate for all of the branch office communications systems components. The "look and feel" of the existing terminals has been incorporated into the new technology in order to ease transition for the users. The hardware and software configuration of the new system is expected to meet not only the needs of the branch users, but provide an internal monitoring and control system allowing technicians in the home office to provide remote, proactive management and administration of branch components.

    The anticipated capital expenditures to acquire and implement the client/server technology over the next several years is expected to be approximately $88 million (based on the present approximate 3,200 branch offices and current headquarters personnel), or approximately one-half of the total capital of all of the partners of JFC as of March 31, 1995. The capital costs associated with opening new branch offices will rise from approximately $26,000 per office to approximately $45,000 per office. JFC plans to expand its sales force during the several year period of conversion to client/server technology. Increases in the sales force and number of branch offices will result in further increases in JFC's capital expenditures. Failure to achieve significant productivity benefits or reductions in other information systems costs will substantially reduce net income allocable to Limited Partners.

    The hardware and software associated with the client/server system would be acquired from various vendors, including Tektronix, Inc., Tri-Tek Information Systems and Services, Inc., Sun Microsystems, Inc. and Oracle Corporation.
None of these vendors is affiliated with JFC or EDJ.

    The proceeds from the Offering will partially fund the cost of the client/server program. JFC plans to fund the majority of the program costs through operating lease financing with BancBoston Leasing Inc. as well as with secured credit facilities. However, as the operating lease financing is not yet committed, no assurance can be given that such financing will ultimately become available. The acquisition of client/server technology through operating lease financing would substantially increase JFC's ongoing lease commitments. See "Management's Discussions and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Adequacy."


                               RECENT DEVELOPMENTS

    The Partnership has entered into an agreement to acquire Boone National Savings and Loan Association, F.A. ("Boone National") for a purchase price of approximately $8.6 million and is expected to complete the transaction by July 21, 1995. Boone National is a $64 million-asset thrift based in Columbia, Missouri. The acquisition will allow the Partnership to enter the personal trust business. The Partnership is financing the acquisition of Boone National through a $3.6 million installment note to be held by the sellers of Boone National and a $5 million loan from Norwest Bank of Minneapolis, N.A.

    JFC's Chief Financial Officer submitted his resignation as a general partner in June, 1995 and has become a Subordinated Limited Partner of JFC. The head of JFC's Investment Banking Department submitted his resignation in May, 1995 to accept a position with another investment banking firm.

                                 CAPITALIZATION

    Set forth below is the capitalization of JFC as of March 31, 1995 and as adjusted to give effect to the Offering, assuming all Interests are sold, and to certain planned transactions that have or are expected to occur (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Adequacy") (all amounts in thousands):

                                                           March 31, 1995
                                                     --------------------------
                                                     As Reported   As Adjusted
                                                     ------------  ------------

LONG-TERM DEBT AND SUBORDINATED LIABILITIES: . . .

     Long-Term Debt. . . . . . . . . . . . . . . .       $ 41,674  $ 82,226<F1>

     Subordinated Liabilities. . . . . . . . . . .        129,000   122,000<F2>
                                                      -----------  ------------

          TOTAL LONG-TERM DEBT AND SUBORDINATED
          LIABILITIES. . . . . . . . . . . . . . .        170,674   204,226

PARTNERSHIP EQUITY CAPITAL:. . . . . . . . . . . .

     Limited Partner Interests -- Cash
     Subordination Agreements (including
     undistributed profits of $1,313 which are
     subject to withdrawal). . . . . . . . . . . .         63,068   108,068<F3>

     Subordinated Limited Partner Interests
     (including undistributed profits of $1,027
     which are subject to withdrawal). . . . . . .         27,652    27,652

     General Partners' Cash Capital (including
     undistributed profits of $5,723 which are
     subject to withdrawal). . . . . . . . . . . .         99,012    99,012
          TOTAL PARTNERSHIP EQUITY CAPITAL . . . .        189,732   234,732
                                                     ------------  ------------
          TOTAL CAPITALIZATION . . . . . . . . . .       $360,406  $438,958
                                                     ============  ============

- ---------------

<F1>     Assumes (i) the use of $15 million of non-recourse debt obtained from
         Nationwide Insurance Company, secured by the headquarters facility, and (ii) the use of the remaining $17 million of secured credit obtained from SouthTrust Bank of Alabama, N.A. and Enterprise Bank, and (iii) the funding of the acquisition of Boone National (expected to be complete by July 21, 1995) with a $5 million loan from Norwest Bank of Minneapolis, N.A. and a $3.6 million installment note to be held by the sellers. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Adequacy."

<F2>     Assumes $7 million of subordinated notes, paying interest at 10.6 percent, will be called.

<F3>     Assumes all $45 million of Interests being offered are sold.



                             SELECTED FINANCIAL DATA

    The following information sets forth, for the past five years, selected financial data (all amounts in thousands, except per unit information). See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Selected Income Statement Data:

                                       Three Months Ended
                                      --------------------
                                      March 31,  March 25,
                                        1995      1994      1994      1993      1992      1991      1990
                                      ---------  ---------  --------  --------  --------  --------  --------

Revenues                               $160,439   $161,413  $658,045  $639,564  $553,970  $411,588  $316,503

Net Income                                8,940     13,735    53,857    66,211    62,282    40,875    22,553

Net income per weighted average
  $1,000 equivalent limited
  partnership unit outstanding            21.13      32.52    127.59    194.62    238.41    185.92    130.52

Weighted average $1,000 equivalent
  limited partnership units
  outstanding                            62,024     63,854    63,165    50,381    41,160    42,616    25,874

Net income per weighted average
  $1,000 equivalent subordinated
  limited partnership unit
  outstanding                             36.32      63.36    237.83    350.32    418.21    322.38    212.86

Weighted average $1,000 equivalent
  subordinated limited partnership
  units outstanding                      26,625     21,469    21,789    16,936    12,941    10,624    10,190



Selected Balance Sheet Data:

                                       Three Months Ended
                                      --------------------
                                      March 31,  March 25,
                                        1995      1994      1994      1993      1992      1991      1990
                                      ---------  ---------  --------  --------  --------  --------  --------

Total assets                           $895,477   $804,201  $953,359  $800,478  $653,253  $513,730  $422,257
                                      =========  =========  ========  ========  ========  ========  ========

Long-term debt                           41,674     36,659    41,779    33,317    23,847    24,769    19,977

Other liabilities, exclusive of
  subordinated liabilities              535,071    528,191   585,057   514,386   414,110   326,229   250,772

Subordinated liabilities                129,000     59,000   136,000    73,000    78,000    48,000    50,400

Total partnership capital               189,732    180,351   190,523   179,775   137,296   114,732   101,108
                                      ---------  ---------  --------  --------  --------  --------  --------

Total liabilities and
  partnership capital                  $895,477   $804,201  $953,359  $800,478  $653,253  $513,730  $422,257
                                      =========  =========  ========  ========  ========  ========  ========


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table summarizes the changes in major categories of revenues and expenses for the three month periods ending March 31, 1995 and March 25, 1994 and for the last two years (dollar amounts in thousands):

                                        Three Months Ended
                                      ---------------------
                                        March 31, 1995 vs.
                                        March 25, 1994            1994 vs. 1993           1993 vs. 1992
                                      ----------------------  ----------------------  ----------------------
                                                               Increase - (Decrease)

                                        Amount    Percentage    Amount    Percentage    Amount    Percentage
                                      ----------  ----------  ----------  ----------  ----------  ----------

Revenues
     Commissions                       $(25,063)       (22%)   $(62,445)       (14%)   $126,496         41%
     Principal transactions              16,307         67       70,579         76      (38,895)       (30 )
     Investment banking                   2,693         38       (8,642)       (19 )    (15,634)       (26 )
     Interest and dividends               4,456         49       14,059         37        7,564         25
     Other                                  633          8        4,930         17        6,063         26
                                      ----------  ----------  ----------  ----------  ----------  ----------
     Total                                 (974)      (.06)      18,481          3       85,594         15
                                      ----------  ----------  ----------  ----------  ----------  ----------

Expenses
     Employee and partner
       compensation and benefits         (6,353)        (7 )     (6,997)        (2 )     57,613         17

     Occupancy and equipment              2,298         13        9,916         17       10,069         20

     Communications and
       data processing                    2,941         29       13,724         40        4,898         17

     Interest                             2,593         49        9,616         50        3,632         23

     Payroll and other taxes                667         10        3,108         17        1,767         11

     Floor brokerage and
       clearance fees                        22          2         (371)        (6 )        781         15

     Other operating expenses             1,653         15        1,839          4        2,905          7
                                      ----------  ----------  ----------  ----------  ----------  ----------

     Total                                3,821          3       30,835          5       81,665         17
                                      ----------  ----------  ----------  ----------  ----------  ----------

Net income                              $(4,795)       (35%)   $(12,354)       (19%)   $  3,929          6%
                                      ==========  ==========  ==========  ==========  ==========  ==========


Results of Operations

    Three Months Ended March 31, 1995 versus Three Months Ended March 25, 1994

    The Partnership has experienced significant growth in its sales force, averaging 23% over the last three years. The Partnership anticipates no growth or a slight decrease in the size of its sales force by the end of 1995 compared to the prior year end. The number of investment representatives increased 14% to 3,252 as of March 31, 1995, from 2,856 as of March 25, 1994, but decreased 4% from the 3,378 investment representatives as of December 31, 1994.

    With the flattening of the yield curve during the past year, the product mix has shifted away from mutual funds and to shorter term fixed income products including corporate bonds, government bonds, municipal bonds, and certificates of deposit which carry lower margins compared with longer term investments and equities. Lower margins have not been offset by the growth in the salesforce. Overall revenues decreased slightly from the level attained in the first quarter of 1994.

    Total revenues decreased 1% ($1.0 million) to $160.4 million compared to the quarter ended March 25, 1994. Expenses increased 3% ($3.8 million) to $151 million. As a result, net income decreased by $4.8 million to $8.9 million.

    Commission revenues decreased 22% ($25.1 million). Mutual fund commissions declined 36% ($24.2 million) and were the major contributor to the decrease. Annuity revenues decreased 9% ($1.6 million). Listed and over-the-counter (O-T-C) agency equity commission revenues increased 4% ($.9 million). As the yield curve flattened, investors were attracted to shorter term fixed income products rather than to mutual funds.

    Principal transaction revenues increased 67% ($16.3 million) to $40.7 million for the period. Government bond principal revenue increased 330% ($6.1 million) and municipal bond principal revenue increased 27% ($2.9 million). Corporate bond principal revenues increased 54% ($2.2 million).

    Investment banking revenues increased 38% ($2.7 million) to $9.8 million for the period. Certificate of deposit revenues increased substantially 185% ($3.9 million). With uncertainty as to the direction of interest rates, investors were attracted to certificates of deposit. Higher interest rates throughout the quarter reduced debt and equity origination revenues 42% ($1.5 million).

    Interest and dividend income increased 49% ($4.5 million) to $13.5 million due to a 41% ($2.9 million) increase in interest income earned on margin balances as a result of higher interest rates. U.S. Government and agency interest income increased 85% ($1.2 million) from larger investment security positions purchased by the Partnership with subordinated debt proceeds from the second quarter of 1994.

    Compensation costs decreased 7% ($6.4 million) compared to the same period last year. Commissions decreased due to lower revenues. Sales bonuses, sales incentives and profit sharing provisions were lower due to lower profit margins and net income. Salaries and wages earned by non-sales personnel were higher during the period due to increases in personnel necessary to support an increased sales force.

    Of the Partnership's remaining expenses, the most significant changes were seen in occupancy, equipment, communications and data processing expenses in order to support an expanding number of offices and branch network.


    1994 versus 1993

    Revenues increased 3% ($18.5 million) over 1993 to $658 million. Expenses increased by 5% ($31 million) resulting in net income of $54 million, a decrease of 19% ($12 million) over 1993.

    In 1994, the Partnership increased its salesforce by 23% to 3,378 investment representatives compared with 2,745 at the end of 1993. The growth in the salesforce contributed to a 7% increase in dollars invested by EDJ customers which grew from $17.8 billion in 1993 to $19.1 billion in 1994. Productivity measured on an individual investment representative basis, however, has decreased as EDJ has increased its investment representatives. Many of the new investment representatives are beginners in the industry who generally achieve profitability after about 30 months. In addition, the product mix of the firm has shifted away from mutual funds and into Certificates of Deposit, Corporate, Government and Municipal bonds, which has reduced the margin on customer dollars invested compared with 1993. As the yield curve has flattened, customers were inclined to purchase shorter term investments, which carry lower margins compared with longer term investments and equities. These factors combined caused an overall increase in revenues of 3% ($18.5 million) over 1993 to $658 million.

    Commission revenues decreased $62 million primarily from a $79 million (35%) decrease in mutual fund commissions offset by a $10 million increase in mutual fund service fees. Listed and over-the-counter agency commissions decreased $8.5 million or 10% over 1993. Insurance commissions increased 18%, with variable and fixed annuities increasing by $12.8 million. With rising interest rates over the year, customers increased their investments in short and intermediate term fixed income securities.

    Principal transaction revenues increased 76% ($71 million) with government and municipal bond revenues increasing $46 million. Revenues from collateralized mortgage obligations (CMOs) increased 123% ($15.5 million) and corporate bonds increased 38% ($6.3 million). At the same time, O-T-C principal stock sales decreased by $1 million.

    Investment banking revenues declined 19% ($8.6 million) from substantial decreases in equity originations and syndicate equity participations ($7.2 million). Syndicate CMOs decreased 89% ($5.5 million) with the decrease partially offset by certificate of deposit revenue increasing 110% ($9.1 million).

    Interest and dividend revenues increased 37% or $14 million. Customers' margin loan balances increased 4% in 1994 ($17 million) ending the year at $468 million. Customer margin loan revenue increased 38% ($11.1 million) primarily due to the increase in interest rates during the year. U.S. Government and agency interest income increased 42% ($2.8 million) from $6.5 million as the Partnership increased Investment Securities by approximately $60 million during the year.

    Other revenues increased $5 million (17%) over 1993. Revenues from self-directed IRA accounts resulted in an increase of $1.2 million in 1994.

    Overall expenses increased 5% ($31 million) as the Partnership continued to incur significant costs related to the growth of its salesforce, which has increased approximately 23% for each of the last three years. The Partnership incurred approximately $28 million of training, salary and other costs in order to support the growth in the salesforce compared with $21 million in 1993.

    The Partnership's compensation structure for its investment representatives and non-sales personnel is designed to expand or contract substantially as a result of changes in revenues, net income and profit margins. As a result of decreased revenues and net income in 1994, variable compensation, including bonuses and profit sharing contributions, declined by $35 million or 44% from 1993 levels. This was offset by increases in headquarter, branch and trainee compensation which increased to support the 23% growth in the salesforce. Overall, compensation decreased by $7 million.

    Other operating expenses are less influenced by decreasing revenues and net income. In total, these expenses increased by $38 million, or 21%, and were primarily related to the headquarters and increased branch expenses necessary to support a rapidly growing salesforce.


    1993 versus 1992

    Revenues increased 15% ($86 million) over 1992 to $640 million. Expenses increased by 17% ($82 million) resulting in net income of $66 million, an increase of 6% ($4 million) over 1992. These results were significantly influenced by the Partnership's activities in connection with the expansion of its salesforce. The number of investment representatives increased 24% in 1993 to 2,745. By comparison, 1992's growth in investment representatives was 22%. The Partnership incurred significant training, salary and other costs in support of new investment representatives. The net impact of these direct expenses amounted to nearly $21 million during 1993 ($14 million in 1992). Additionally, the Partnership made significant increases in home office overhead to support the increased salesforce.

    Commission revenues increased $126 million fueled by a $82 million (44%) increase in mutual fund commissions and service fees. Listed and over-the-counter agency commissions increased $18 million or 24% over 1992. Insurance commissions increased 56%, with variable and fixed annuity commissions increasing $26 million. The increasing level of securities prices along with lower interest rates turned individual investors to equity markets and equity based investments in search of more attractive returns. The continued strength of the securities markets led to solid increases in commission generated from the sales of securities products.

    Principal transaction revenues decreased 30% ($39 million). CMO revenues decreased $11.3 million, government and municipal bond revenues decreased by $9.7 million and $3.7 million, respectively. Prior to 1993, municipal bond syndicate revenues were included in principal transaction revenues. In 1993, these revenues, totalling $10.3 million, were included in investment banking revenues. The majority of the principal transaction revenue decreases largely resulted from historically low interest rates and the resulting popularity of equity based investments.

    Investment banking revenues declined $15.6 million resulting from decreases in certificate of deposit revenues ($8 million), CMO revenues ($11 million), and equity and debt originations.

    Interest and dividend revenues increased 25% or $7.6 million. Customers' margin loan balances increased 36% in 1993 ($120 million) ending the year at $451 million. The increase in customers' loan balances was attributable to higher securities prices, continuation of marketing efforts targeting individuals to view their securities as access to a personal line of credit and lower interest rates. The increase in loan balances more than offset the decline in short term interest rates during the year resulting in increased interest earnings.

    Other revenues increased $6 million (26%) over 1992. Revenues from self-directed IRA accounts resulted in an increase of $1 million in 1993.

    Overall expenses increased 17% ($82 million). The Partnership's compensation structure for its investment representatives is designed to expand or contract substantially as a result of changes in revenues, net income and profit margins. Similarly, non-sales personnel compensation from bonuses and profit sharing contributions expands and contracts in relation to net income. The Partnership's non-compensation related expenses are less responsive to changes in revenues and net income. Rather, these expenses are influenced by the number of salespeople, growth of the salesforce, the number of customer accounts and, to a lesser extent, the volume of transactions. As a result of its expense structure, the Partnership's compensation expense increased 17% . The Partnership's expenses other than compensation increased 15%. Increased expense levels related to supporting a larger number of investment representatives and branch offices were primarily responsible for the increase in operating expenses.


The Effects of Inflation

    The Partnership's net assets are primarily monetary, consisting of cash, securities inventories and receivables less liabilities. Monetary net assets are primarily liquid in nature and would not be significantly affected by inflation. Inflation and future expectations of inflation influence securities prices, as well as activity levels in the securities markets. As a result, profitability and capital may be impacted by inflation and inflationary expectations. Additionally, inflation's impact on the Partnership's operating expenses may affect profitability to the extent that additional costs are not recoverable through increased prices of services offered by the Partnership.


Liquidity and Capital Adequacy

    The Partnership's equity capital at March 31, 1995, was $189.7 million compared to $180.4 million as of March 25, 1994. General partnership capital increased $7.4 million due to retention of earnings and to an increase in distributable profits. Subordinated limited partnership capital increased $4.8 million due to capital contributions. Limited partnership capital decreased $2.8 million primarily due to withdrawals and distributions of earnings. The Partnership's equity capital at December 31, 1994, was $190.5 million compared to $179.8 million at December 31, 1993. Overall, equity capital increased 6%, primarily due to the retention of earnings and issuance of partnership interests. The Partnership issued additional limited partnership interests in August 1993 of $24.8 million and additional subordinated limited partnership interest of $4.4 and $5.2 million in 1993 and 1994, respectively.

    At March 31, 1995 and December 31, 1994, the Partnership had $33.4 million and $36.7 million, respectively, in cash and cash equivalents.

    The Partnership borrows from banks on a short-term basis to finance customer margin balances and inventory securities. Currently, the Partnership has bank lines of credit from ten banks aggregating $580 million of which $555 million were through uncommitted facilities. Actual borrowing availability is primarily based on securities owned and customers' margin securities.

    Subordinated debt decreased by $7 million during the three months ended March 31, 1995 due to the maturity of one of the Partnership's issues, and increased by approximately $63 million (net of maturities and voluntary prepayments) during 1994 due to the issuance of additional subordinated debt. The net proceeds were primarily invested in U.S. Government Obligations.

    As a result of its activities as a broker/dealer, EDJ, the Partnership's principal subsidiary, is subject to the Net Capital provisions of Rule 15c3-1 of the Exchange Act and the capital rules of the New York Stock Exchange.
Under the alternative method permitted by the rules, EDJ must maintain minimum Net Capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the Commission to the extent they exceed defined levels even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items. See "Business--Uniform Net Capital Rules. At March 31, 1995, EDJ's total net capital of $157.8 million was 34% of aggregate debit items and its total net capital in excess of the minimum required was $148.7 million. At December 31, 1994, EDJ's Net Capital of $153.2 million was 31% of aggregate debit items and its net capital in excess of the minimum required was $143.4 million. Net Capital and the related capital percentage may fluctuate on a daily basis.

    The Partnership plans to make approximately $64 million in capital expenditures in 1995 versus $68 million in 1994 and $52 million in 1993. It is anticipated that approximately $14 million of 1995 estimated capital expenditures will be related to the client/server technology conversion.

    Based on the present approximate 3,200 branch offices and current headquarters personnel, the implementation of the client/server technology is anticipated to cost approximately $88 million over the next several years. The Partnership plans to expand its sales force after 1995 during the several year period of conversion to client/server technology. Increases in the sales force and number of branch offices will result in further increases in the Partnership's capital expenditures.

    JFC, through EDJ, has obtained a proposal to provide operating lease financing from BancBoston Leasing Inc. ("BancBoston"), an affiliate of The First National Bank of Boston, in order to acquire the computer equipment and software needed to convert up to 4,500 branch offices to client/server technology. The BancBoston proposal is subject to a number of conditions, including, among other things, necessary approvals by BancBoston, equipment approval, execution of mutually acceptable documentation, and no material adverse change in JFC's financial condition. No assurance can be given that the proposed financing will be consummated. BancBoston's commitment for the period ending June 30, 1996 is approximately $25 million; with future amounts subject to BancBoston's approval on an annual basis. The base term rent payment is indexed to the three year Treasury Note.
Accordingly, no assurance can be given that the financing will be available for the balance of the program on terms reasonably acceptable to JFC. Upon conclusion of the lease term, JFC has the option to purchase all of the equipment, return all of the equipment to BancBoston, or renew the lease at the then fair market rental value of the equipment as determined in good faith by BancBoston.

    JFC, through EDJ Leasing Co., has also secured financing from two national banks to provide the capital needed to purchase certain furniture and equipment to be used in the St. Louis headquarters. The first loan is from SouthTrust Bank of Alabama, N.A. in the form of an $8 million revolving line of credit with annual step-downs maturing on July 30, 2000, of which as of July 3, 1995 $1.9 million has been drawn. The loan bears interest at LIBOR plus 1.45%. The second loan is from Enterprise Bank in the form of a $10 million line of credit with repayment beginning November 30, 1995 and final maturity on October 31, 2000, of which as of July 3, 1995 $2 million has been drawn. The loan bears interest at prime (which, as of July 3, 1995, was 9.00%). Both loans are collateralized by office furniture and equipment, and computer and communications equipment and are guaranteed by JFC. JFC intends to utilize the available balance on these loans to fund the headquarters portion of the client/server capital expenditure program.

    The Partnership, through EDJ Leasing Co., has obtained a commitment for a $15 million non-recourse mortgage loan to be secured by its headquarters facility from Nationwide Insurance Co., of which approximately $7 million will be used to finance the construction of a parking garage and the balance to fund the acquisition of equipment and building improvements. A total of $4 million will mature in 2003 and the balance will mature in 2008. The loan will initially bear interest at 7.59% and will reset every three years based on Nationwide's rate for similar loans, at which time the Partnership may elect to repay the loan or incur interest at the new rate.


Cash Flows

    Cash and cash equivalents decreased $3.3 million from December 31, 1994 to March 25, 1995. Cash flows provided were primarily from net income, depreciation, decreases in securities owned, decrease in other assets and the issuance of partnership interests. Cash was primarily used to fund increased receivables from brokers and dealers, reduce accounts payable, purchase fixed assets, repay bank loans, long-term debt, and subordinated debt, and to fund withdrawals and distributions.

    Cash and cash equivalents increased $7.9 million from December 31, 1993, to December 31, 1994. Cash flows were primarily provided from net income, depreciation, a decrease in net receivables from customers, brokers, dealers or clearing organizations, increases in short term bank loans, issuance of subordinated debt, the issuance of long term debt, and the issuance of partnership interests. Cash flows were primarily used to decrease accounts payable and accrued expenses, increase securities owned, increase other assets, purchase equipment, property and improvements, repay long-term debt, repay subordinated liabilities and fund capital withdrawals and distributions.

    Cash and cash equivalents decreased $8.9 million from December 31, 1992, to December 31, 1993. Cash flows were primarily provided from net income, depreciation, a decrease in securities owned, an increase in accounts payable and accrued expenses, an increase in short and long term bank loans and the issuance of partnership interests. Cash flows were primarily used to increase net receivables from customers and brokers, increase other assets, purchase equipment, property and improvements, repay long-term debt, repay subordinated liabilities and fund capital withdrawals and distributions.

    Cash and cash equivalents increased $5.3 million from December 31, 1991, to December 31, 1992. Cash flows were primarily provided from net income, depreciation, a decrease in net receivables from brokers or dealers and clearing organizations, a decrease in securities owned, an increase in short term bank loans, the issuance of subordinated debt and the issuance of partnership interests. Cash flows were primarily used to increase net receivables from customers, increase other assets, purchase equipment, property and improvements, and fund capital withdrawals and distributions.

    There were no material changes in the partnership's overall financial condition during the three months ended March 31, 1995, compared with the three months ended March 25, 1994, or during the year ended December 31, 1994, compared with the year ended December 31, 1993. The Partnership's balance sheet is comprised primarily of cash and assets readily convertible into cash. Securities inventories are carried at market values and are readily marketable. The firm carried higher trading inventory levels in 1994 as compared to 1993. Customer margin accounts are collateralized by marketable securities. Other customer receivables and receivables and payables with other broker/dealers normally settle on a current basis. Liabilities, including amounts payable to customers, accounts payable and accrued expenses are non-interest bearing sources of funds to the Partnership. These liabilities, to the extent not utilized to finance assets, are available to meet liquidity needs and provide funds for short term investments, which favorably impacts profitability.

    The Partnership's growth in recent years has been financed through the issuance of limited partnership interests to its employees, additions to subordinated limited partnership capital, retention of earnings and private placements of long-term and subordinated debt. As a result of the proposed client/server capital expenditure program, the Partnership's cash needs will significantly increase. Increases in JFC's sales force and the number of branch offices will result in further increases in JFC's cash needs.

                                    BUSINESS

General

    The Jones Financial Companies, a Limited Partnership (previously defined as "JFC" or the "Partnership") is organized under the Revised Uniform Limited Partnership Act of the State of Missouri. The terms "JFC" and "Partnership" used throughout this section, refer to The Jones Financial Companies, a Limited Partnership and any or all of its consolidated subsidiaries, including EDJ. The Partnership is the successor to Whitaker & Co., which was established in 1871 and dissolved on October 1, 1943, said date representing the organization date of Edward D. Jones & Co., L.P. (previously defined as "EDJ"), the Partnership's principal subsidiary. EDJ was reorganized on August 28, 1987, which date represents the organization date of The Jones Financial Companies, a Limited Partnership.

    The Partnership is engaged in business as a broker/dealer in listed and unlisted securities, including governmental issues, acts as an investment banker, and is a distributor of mutual fund shares. In addition, the Partnership engages in sales of various insurance products and renders investment advisory services. The Partnership is heavily oriented towards serving individual retail customers.

    The Partnership is a member firm of the New York, American and Chicago exchanges (hereinafter referred to as the "NYSE," the "ASE" and the "CSE," respectively), and is a registered broker/dealer with the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership is also a member firm of the Toronto and Montreal exchanges.

    As of March 31, 1995, the Partnership was comprised of 115 general partners, 1,883 limited partners and 59 subordinated limited partners. The Partnership employed approximately 9,708 persons, including approximately 2,289 part-time employees. As of said date, the Partnership employed approximately 3,252 full-time investment representatives actively engaged in sales in approximately 3,218 offices in 49 states and Canada.

    The Partnership owns 100 percent of the outstanding common stock of EDJ Holding Company, Inc., a Missouri corporation and 100 percent of the outstanding common stock of LHC, Inc., a Missouri corporation. The Partnership also holds all of the partnership equity of Edward D. Jones & Co., L.P., a Missouri limited partnership and EDJ Leasing Co., L.P., a Missouri limited partnership. EDJ Holding Company, Inc. and LHC, Inc. are the general partners of Edward D. Jones & Co., L.P. and EDJ Leasing Co., L.P., respectively. In addition, the Partnership owns 100 percent of the outstanding common stock of Conestoga Securities, Inc., a Missouri corporation and also owns, as a limited partner, 49.5 percent of Passport Research Ltd., a Pennsylvania limited partnership, which acts as an investment advisor to a money market mutual fund. The Partnership owns 100% of the equity of Edward D. Jones & Co., an Ontario limited partnership and the general partner is Edward D. Jones & Co. Canada Holding Co. Inc., which is wholly owned by the Partnership. The Partnership has an equity position in several entities formed to act as general partners of various direct participation programs sponsored by the Nooney Corporation as follows: Nooney Capital Corp. (a Missouri corporation), 50% of outstanding Class B non-voting stock; Nooney Income Investments, Inc. (a Missouri corporation), 100% of outstanding Class B non-voting stock; Nooney Income Investments Two, Inc. (a Missouri corporation), 100% of outstanding Class B non-voting stock; Nooney Income Investment Three, Inc., (a Missouri corporation), 100% of outstanding Class B non-voting stock. The Partnership holds all of the partnership equity in a Missouri limited partnership, EDJ

Ventures, Ltd. Conestoga Securities, Inc. is the general partner of EDJ Ventures, Ltd. The Partnership is the sole shareholder of Tempus Corporation, a Missouri corporation, which was formed strictly to facilitate the issuance of certain debt securities of the Partnership in a private transaction.

    The Partnership is a limited partner of EDJ Insurance Agency of New Jersey, L.P., a New Jersey limited partnership; EDJ Insurance Agency of Arkansas, an Arkansas limited partnership; EDJ Insurance Agency of Montana, a Montana limited partnership; EDJ Insurance Agency of New Mexico, a New Mexico limited partnership; EDJ Insurance Agency of Utah, a Utah limited partnership; and is a general partner in EDJ Insurance Agency of California, a California general partnership; each of which engage in general insurance brokerage activities. The Partnership owns all of the outstanding stock of EDJ Insurance Agency of Ohio, Inc., which is also engaged in insurance brokerage activities.
Affiliates of the Partnership include EDJ Insurance Agency of Nevada, EDJ Insurance Agency of Texas, EDJ Insurance Agency of Alabama, EDJ Insurance Agency of Florida, EDJ Insurance Agency of Wyoming, EDJ Insurance Agency of Arizona and EDJ Insurance Agency of Massachusetts. The Partnership holds all of the Partnership equity of Unison Investment Trusts, L.P., d/b/a Unison Investment Trusts, Ltd., a Missouri limited partnership, which sponsors unit investment trust programs. The general partner of Unison Investment Trusts, L.P. is Unison Capital Corp., Inc., a Missouri corporation wholly owned by the Partnership. The Partnership owns 100% of the outstanding common stock of Cornerstone Mortgage Investment Group, Inc., a Delaware limited purpose corporation which has issued and sold collateralized mortgage obligation bonds, and Cornerstone Mortgage Investment Group II, Inc., a Delaware limited purpose corporation which has structured and sold secured mortgage bonds. The Partnership owns 100% of the outstanding stock of CIP Management, Inc., which is the managing general partner of CIP Management, L.P. CIP Management, L.P. is the managing general partner of Community Investment Partners, L.P. and Community Investment Partners II, L.P., business development companies. Other affiliates of the Partnership include Patronus, Inc. and EDJ Investment Advisory Services. Neither has conducted an active business.

    The Partnership owns as a general partner, 1/3 of Commonwealth Pacific Limited Partnership, a Washington limited partnership, which formerly operated as a syndicator of various real estate limited partnership programs, for which the Partnership had served as an underwriter and distributor.

Revenues by Source

    The following table sets forth, for the past three years the sources of the Partnership's revenues by dollar amounts, (all amounts in thousands):

                             March 31,  March 25,
                               1995       1994       1994      1993      1992
                             ---------  ---------  --------  --------  --------

Commissions
  Listed                      $ 17,881   $ 17,102  $ 63,903  $ 70,634  $ 59,256
  Mutual Funds                  43,133     67,375   202,698   269,818   187,411
  O-T-C                          5,412      5,351    18,985    20,786    14,424
  Insurance                     21,028     22,815    85,759    72,536    46,509
  Other                            201         75       580       596       274
Principal Transactions          40,713     24,406   163,050    92,471   131,366
Investment Banking               9,822      7,129    36,359    45,001    60,635
Interest & Dividends            13,521      9,065    52,143    38,084    30,520
Money-Market Fees                2,384      2,486    10,110    10,048    10,751
IRA Custodial Service Fees       1,678      1,268     5,614     4,387     3,310
Other Revenues                   4,666      4,341    18,844    15,203     9,514
                             ---------  ---------  --------  --------  --------
  Total Revenues              $160,439   $161,413  $658,045  $639,564  $553,970


    Because of the interdependence of the activities and departments of the Partnership's investment business and the arbitrary assumptions involved in allocating overhead, it is impractical to identify and specify expenses applicable to each aspect of the Partnership's operations. Furthermore, the net income of firms principally engaged in the securities business, including the Partnership's, is effected by interest savings as a result of customer and other credit balances and interest earned on customer margin accounts.

    Listed Brokerage Transactions. A large portion of the Partnership's revenue is derived from customers' transactions in which the Partnership acts as agent in the purchase and sale of listed corporate securities. These securities include common and preferred stocks and corporate debt securities traded on and off the securities exchanges. Revenue from brokerage transactions is highly influenced by the volume of business and securities prices.

    Customers' transactions in securities are effected on either a cash or a margin basis. In a margin account, the Partnership lends the customer a portion of the purchase price up to the limits imposed by the margin regulations of the Federal Reserve Board (Regulation T), NYSE margin requirements, or the Partnership's internal policies, which may be more stringent than the regulatory minimum requirements. Such loans are secured by the securities held in customers' margin accounts. These loans provide a source of income to the Partnership since it is able to lend to customers at rates which are higher than the rates at which it is able to borrow on a secured basis. The Partnership is permitted to use as collateral for the borrowings, securities owned by margin customers having an aggregate market value generally up to 140 percent of the debit balance in margin accounts. The Partnership may also use the interest-free funds provided by free credit balances in customers' accounts to finance customers' margin account borrowings.

    In permitting customers to purchase securities on margin, the Partnership assumes the risk of a market decline which could reduce the value of its collateral below a customer's indebtedness before the collateral is sold.
Under the NYSE rules, the Partnership is required in the event of a decline in the market value of the securities in a margin account to require the customer to deposit additional securities or cash so that at all times the loan to the customer is no greater than 75 percent of the value of the securities in the account (or to sell a sufficient amount of securities in order to maintain this percentage). The Partnership, however, imposes a more stringent maintenance requirement.

    Variations in revenues from listed brokerage commissions between periods is largely a function of market conditions; however, some portion of the overall increases in recent years is due to the growth in the number of registered representatives over these periods.

    Mutual Funds. The Partnership distributes mutual fund shares in continuous offerings and new underwritings. As a dealer in mutual fund shares, the Partnership receives a dealers' discount which generally ranges from 1 percent to 5 3/4 percent of the purchase price of the shares, depending on the terms of the dealer agreement and the amount of the purchase. The Partnership also earns service fees which are generally based on 15 to 25 basis points of its customers' assets which are held by the mutual funds. The Partnership does not manage any mutual fund, although it is a limited partner of Passport Research, Ltd., an advisor to a money market mutual fund.

    Over-the-Counter and Principal Transactions. Partnership activities in unlisted (over-the-counter) transactions are essentially similar to its activities as a broker in listed securities. In connection with customers' orders to buy or sell securities on an agency basis, the Partnership charges a commission. In dealing on a principal basis, the Partnership charges its customers a net price approximately equal to the current inter-dealer market price plus or minus a mark-up or mark-down from such market price. The NASD Rules of Fair Practice require that such mark-up (or mark-down) be fair and reasonable.

    Insurance. The Partnership has executed several agency agreements with various national insurance companies. Through its 2,848 investment representatives who hold insurance sales licenses as of June 30, 1995, EDJ is able to offer term life insurance, health insurance, and fixed and variable annuities to its customers. Revenues from the sale of insurance products, primarily annuities, approximated 13% of total revenues in 1994, and the overall Insurance area has experienced growth in recent years largely as a result of the growth in the number of representatives licensed to engage in insurance sales.

    The Partnership makes a market in over-the-counter corporate securities, municipal obligations, including general obligations and revenue bonds, unit investment trusts and mortgage-backed securities. The Partnership's market-making activities are conducted with other dealers in the "wholesale" market and "retail" market wherein the Partnership acts as a dealer buying from and selling to its customers. In making markets in over-the-counter securities, the Partnership exposes its capital to the risk of fluctuation in the market value of its security positions. It is the Partnership's policy not to trade for its own account.

    As in the case of listed brokerage transactions, revenue from over-the-counter and principal transactions is highly influenced by the volume of business and securities prices, as well as by the varying number of registered representatives employed by the Partnership over the periods indicated.

    Investment Banking. The Partnership's investment banking activities are carried on through its Syndicate and Underwriting Departments. The principal service which the Partnership renders as an investment banker is the underwriting and distribution of securities either in a primary distribution on behalf of the issuer of such securities or in a secondary distribution on behalf of a holder of such securities. The distributions of corporate and municipal securities are, in most cases, underwritten by a group or syndicate of underwriters. Each underwriter has a participation in the offering.

    Unlike many larger firms against which the Partnership competes, the Partnership does not presently engage in other investment banking activities such as assisting in mergers and acquisitions, arranging private placement of securities issues with institutions or providing consulting and financial advisory services to corporations.

    The Syndicate and Underwriting Departments are responsible for the largest portion of the Partnership's investment banking business. In the case of an underwritten offering managed by the Partnership, these departments may form underwriting syndicates and work closely with the branch office system for sales of the Partnership's own participation and with other members of the syndicate in the pricing and negotiation of other terms. In offerings managed by others in which the Partnership participates as a syndicate member, these departments serve as active coordinators between the managing underwriter and the Partnership's branch office system.

    The underwriting activity of the Partnership involves substantial risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase or if it is forced to liquidate all or part of its commitment at less than the agreed upon purchase price. Furthermore, the commitment of capital to underwriting may adversely affect the Partnership's capital position and, as such, its participation in an underwriting may be limited by the requirement that it must at all times be in compliance with the Net Capital rule.

    The Securities Act and other applicable laws and regulations impose substantial potential liabilities on underwriters for material misstatements or omissions in the prospectus used to describe the offered securities. In addition, there exists a potential for possible conflict of interest between an underwriter's desire to sell its securities and its obligation to its customers not to recommend unsuitable securities. In recent years there has been an increasing incidence of litigation in these areas. These lawsuits are frequently brought for the benefit of large classes of purchasers of underwritten securities. Such lawsuits often name underwriters as defendants and typically seek substantial amounts in damages.

    Interest and Dividends. Interest and dividend income is earned on securities held and margin account balances.

    Money Market Fees, IRA Custodial Service Fees and Other Revenues. Other revenue sources include money market management fees and IRA custodial services fees, accommodation transfer fees, gains from sales of certain assets, revenue from management fees charged by mutual funds, and other product and service fees. The Partnership has an interest in the investment advisor to its money market fund, Daily Passport Cash Trust. Revenue from this source has increased over the periods due to growth in the fund, both in dollars invested and number of accounts. In 1991 EDJ became the custodian for its IRA accounts. Each account is charged an annual service fee for services rendered to it by the Partnership.

    The Partnership has registered an investment advisory program with the Commission under the Investment Advisers Act of 1940. This service is offered firmwide and involves income and estate tax planning and analysis for clients. Revenues from this source are insignificant and included under "Other Revenues."


Research Department

    The Partnership maintains a Research Department to provide specific investment recommendations and market information for retail customers. The Department supplements its own research with the services of various independent research services. The Partnership competes with many other securities firms with substantially larger research staffs in its research activities.


Customer Account Administration and Operations

    Operations employees are responsible for activities relating to customers' securities and the processing of transactions with other broker/dealers. These activities include receipt, identification, and delivery of funds and securities, internal financial controls, accounting and personnel functions, office services, storage of customer securities and the handling of margin accounts. The Partnership processes substantially all of its own transactions. It is important that the Partnership maintains current and accurate books and records from both a profit viewpoint as well as for regulatory compliance.

    To expedite the processing of orders, the Partnership's branch office system is linked to the St. Louis headquarters office through an extensive communications network. Orders for all securities are centralized and executed in St. Louis. The Partnership's processing of paperwork following the execution of a security transaction is automated, and operations are generally on a current basis. There is considerable fluctuation during any one year and from year to year in the volume of transactions the Partnership processes. The Partnership records transactions and posts its books on a daily basis. Operations' personnel monitor day-to-day operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render the Partnership liable to disciplinary action by governmental and self-regulatory organizations.

    The Partnership has a computerized branch office communication system which is principally utilized for entry of security orders, quotations, messages between offices and cash receipts functions.

    The Partnership clears and settles virtually all of its listed transactions through the National Securities Clearing Corporation (the "NSCC"), New York, New York. NSCC effects clearing of securities on the NYSE, ASE and the CSE.

    In conjunction with clearing and settling transactions with NSCC the Partnership holds customers' securities on deposit with Depository Trust Company ("DTC") in lieu of maintaining physical custody of the certificates.

    The Partnership is substantially dependent upon the operational capacity and ability of NSCC/DTC. Any serious delays in the processing of securities transactions encountered by NSCC/DTC may result in delays of delivery of cash or securities to the Partnership's customers. These services are performed for the Partnership under contracts which may be changed or terminated at will by either party.

    Automated Data Processing, Inc., ("ADP") provides automated data processing services for customer account activity and records.

    The Partnership does not employ its own floor broker for transactions on exchanges. The Partnership has arrangements with other brokers to execute the Partnership's transactions in return for a commission based on the size and type of trade. If for any reason any of the Partnership's clearing, settling or executing agents were to fail, the Partnership and its customers would be subject to possible loss. While the coverages provided by the Securities Investors Protection Corporation ("SIPC") and protection in excess of SIPC limits would be available to customers of the Partnership, to the extent that the Partnership would not be able to meet the obligations of the customers, such customers might experience delays in obtaining the protections afforded them by the SIPC and the Partnership's insurance carrier.

    The Partnership believes that its internal controls and safeguards concerning the risks of securities thefts are adequate. Although the possibility of securities thefts is a risk of the industry, the Partnership has not had, to date, a significant problem with such thefts. The Partnership maintains fidelity bonding insurance which, in the opinion of management, provides adequate coverage.


Employees

    Including its general partners, the Partnership has approximately 9,708 full and part-time employees, including approximately 3,252 who are registered salespeople as of March 31, 1995. The Partnership's salespersons are compensated on a commission basis and may, in addition, be entitled to bonus compensation based on their respective branch office profitability and the profitability of the Partnership. The Partnership has no formal bonus plan for its non-registered employees. The Partnership has, however, in the past paid bonuses to its non-registered employees on an informal basis, but there can be no assurance that such bonuses will be paid for any given period or will be within any specific range of amounts.

    Employees of the Partnership are bonded under a blanket policy as required by NYSE rules. The annual aggregate amount of coverage is $40,000,000 subject to a $2,000,000 deductible provision, per occurrence.

    The Partnership recently redesigned its training program for new investment representatives ("IRs"), the first graduates of which entered the sales force in June 1995. At this time, the effectiveness of the new training program cannot be measured.

    The Partnership's initial training program for new IRs is a combination of self-study, classroom, and on the job training. The program begins with two months of self-study and various proficiency tests in preparation for completion of the Series 7 examination. The next phase involves one week of classroom interaction which focuses on customers, investments, and selling techniques. New IRs then spend three weeks in two or three branch offices where they receive on-the-job training and are required to complete various training modules. The next phase of training requires that new IRs spend three weeks conducting market research and formulating business plans in their targeted locations while studying for insurance licensing examinations. To conclude the initial training program, new IRs spend two weeks in the headquarters training facility for additional classroom training. In addition to the initial training program, EDJ has developed a continuing education program and offers advanced training to IRs throughout their careers. Although the Partnership pays the IRs during the training program, the IRs must fulfill special tasks before being awarded full branch status. EDJ's basic compensation to new IRs is similar to its competitors. A bonus may also be paid based on the profitability of the branch and the profitability of the Partnership.

    The Partnership considers its employee relations to be good and believes that its compensation and employee benefits which include medical, life, and disability insurance plans and profit sharing and deferred compensation retirement plans, are competitive with those offered by other firms principally engaged in the securities business.


Competition

    The Partnership is subject to intensive competition in all phases of its business from other securities firms, many of which are substantially larger than the Partnership in terms of capital, brokerage volume and underwriting activities. In addition, the Partnership encounters competition from other financially oriented organizations such as banks, insurance companies, and others offering financial services and advice. In recent periods, many regulatory requirements prohibiting non-securities firms from engaging in certain aspects of brokerage firms' business have been eliminated and further removal of such prohibitions is anticipated. With minor exceptions, customers are free to transfer their business to competing organizations at any time.

    There is intense competition among securities firms for salespeople with good sales production records. In recent periods, the Partnership has experienced increasing efforts by competing firms to hire away its registered representatives although the Partnership believes that its rate of turnover of investment representatives is not higher than that of other firms comparable to the Partnership. However, Merrill Lynch, the largest securities firm in the industry, has announced plans to increase its presence in non-urban markets and as a result, the Partnership may face increased competition in such markets.


Regulation

    The securities industry in the United States is subject to extensive regulation under both federal and state laws. The Commission is the federal agency responsible for the administration of the federal securities laws. The Partnership's principal subsidiary is registered as a broker-dealer and investment advisor with the Commission. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which has been designated by the Commission as the Partnership's primary regulator. These self-regulatory organizations adopt rules (which are subject to approval by the Commission) that govern the industry and conduct periodic examinations of the Partnership's operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. EDJ or an affiliate is registered as a broker-dealer in 50 states, Puerto Rico and Canada.

    Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, record-keeping and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the Commission and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers. The Commission, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of the creditors and stockholders of broker-dealers.


Uniform Net Capital Rule

    Every registered broker-dealer doing business with the public is subject to the Uniform Net Capital Rule (Rule 15c3-1), promulgated by the Commission and incorporated into the rules of the NYSE, which is designed to ensure financial soundness and liquidity through minimum net capital requirements. JFC (through
EDJ) has elected to use the Rule's alternative method of computation, which requires that "net capital" be not less than 2% of its "aggregate debit items", computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3) (primarily receivables from customers and other broker-dealers). Rule 15c3-3 prohibits withdrawal of equity capital whether by distribution, loan, repurchase or otherwise if net capital would thereafter be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the Commission to the extent they exceed certain defined levels even though such withdrawals would not cause net capital to be less than 5% of aggregate debit items. Rule 15c3-3 also provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are includible in its net capital, may not exceed 70% of the sum of the total outstanding principal amounts of all subordinated indebtedness included in net capital and capital accounts for a period in excess of 90 days. In computing "net capital", various deductions are made from net worth and qualifying subordinated debt which exclude assets not readily convertible into cash and which conservatively reduce the value of certain other assets (such as securities owned by EDJ) to reflect the possibility of a market decline pending their disposition. As a member of the NYSE, EDJ may be required to reduce its business and restrict withdrawal of subordinated debt and equity capital if its net capital becomes less than 4% of its aggregate debit items, or may be prohibited from expanding its business if its net capital becomes less than 5% of its aggregate debit items. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the Commission, the NYSE and other regulatory bodies and may ultimately require its liquidation.

    Compliance with applicable net capital rules could limit EDJ's commitment to certain securities activities such as underwriting and trading, which use significant amounts of capital, its ability to expand margin account balances, as well as its commitment to new activities requiring an infusion of capital. Further, a significant operating loss or an extraordinary charge against net capital could adversely affect EDJ's ability to expand or even maintain its present levels of business. At March 31, 1995, EDJ's total net capital of $157.8 million was 34% of aggregate debit items and its total net capital in excess of the minimum required was $148.7 million. Net capital and the related capital percentage may fluctuate on a daily basis.

    Most of the JFC and EDJ capital can be withdrawn at any time upon the request of its partners. Accordingly, a large number of withdrawal requests, such as is likely to occur in difficult times, could significantly impair the capital of EDJ. The Partnership Agreement provides that no partner shall have his capital returned to him if such withdrawal would, if made directly by EDJ, cause JFC, EDJ, or any other affiliate or JFC to violate any net capital requirements to which they are subject.


Properties

    The Partnership conducts its headquarters operations from 19 separate buildings in St. Louis County, Missouri. The headquarters facilities are comprised of 18 separate buildings containing approximately 750,000 usable square feet which it owns and one building which it leases. The Partnership also maintains facilities in approximately 3,200 branch locations which (as of March 31, 1995) are predominantly rented under cancellable leases. Furniture, fixtures, computer and communication equipment are rented under various operating leases. Additionally, branch offices are leased on a three to five year basis and are cancellable at the option of the Partnership. The Partnership's lease commitments are summarized in the Notes to the Consolidated Financial Statements appearing elsewhere herein.


Legal Proceedings

    In recent years there has been an increasing incidence of litigation involving the securities industry. Such suits often seek to benefit large classes of industry customers; many name securities dealers as defendants and seek large sums as damages or rescission under, among other things, federal and state securities laws, and common law. Various legal actions, primarily relating to the distribution or sale of securities, are pending against the Partnership. Certain cases are class actions (or purported class actions) claiming substantial damages. These actions are in various stages and the results of such actions cannot be predicted with certainty. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these actions will not have a material adverse impact on the Partnership's financial condition.


Management

    Under the terms of the partnership agreement of JFC, as amended from time to time (the "Partnership Agreement"), the Managing Partner (currently John W. Bachmann) has the right (subject to the restrictions set forth below) to manage the business of JFC on behalf of the general partners. The Managing Partner is specifically authorized (i) to admit to JFC any general partner, limited partner, or subordinated limited partner; (ii) to dismiss from JFC any general partner, limited partner or subordinated limited partner; (iii) to determine each general partner's adjusted capital contribution which each general partner shall be entitled to maintain, percentage and guaranteed draw; and (iv) to fix the capital contribution that each limited partner or subordinated limited partner shall be entitled to maintain.

    The Managing Partner may be removed from such office and any general partner may be dismissed as a general partner by a vote of general partners holding a majority of the general partner percentage interests.

    Under the terms of the Partnership Agreement, the Executive Committee is composed of the Managing Partner and nine other general partners appointed by the Managing Partner. Among the purposes of the Executive Committee is to provide counsel and advice to the Managing Partner.

    Upon the majority vote of the Executive Committee, the Executive Committee may override any determination made by the Managing Partner as to a general partner's percentage or the admission or dismissal of a general partner. Upon the majority vote of the Executive Committee, the Managing Partner may be removed from his office and a new Managing Partner elected. At any time during which there is no Managing Partner, the Executive Committee shall succeed to the powers and duties of the Managing Partner. By a vote of the general partners holding a majority of the general partner percentages in JFC, the general partners may remove any Executive Committee member from his position as an Executive Committee member and elect a new Executive Committee member.

    NONE OF THE LIMITED PARTNERS IN THEIR CAPACITY AS LIMITED PARTNERS HAVE THE RIGHT TO VOTE OR OTHERWISE PARTICIPATE IN THE MANAGEMENT OF JFC.


                            DESCRIPTION OF INTERESTS

    The rights and obligations of Limited Partners in the Partnership are governed by the Limited Partnership Agreement of JFC, a copy of which is annexed hereto as Appendix C (the "Partnership Agreement").

    The statements set forth herein concerning significant provisions of the Partnership Agreement do not purport to be complete and are qualified in their entirety by express reference to the Partnership Agreement. Capitalized terms used under this section "Description of Interests" have the meanings set forth in the Partnership Agreement and in the Glossary of Terms on page 56.


Responsibilities of Limited Partners; Non-Assignability of Interests; Dilution

    NONE OF THE LIMITED PARTNERS MAY VOTE OR OTHERWISE PARTICIPATE IN THE MANAGEMENT OF THE BUSINESS OF THE PARTNERSHIP. (Section 3.7). No Limited Partner may sell, pledge, exchange, transfer or assign his or her interest in the Partnership to any Person without the express written consent of the Managing Partner. The death or withdrawal of a Limited Partner shall terminate (as of such date) all his interest in the Partnership and neither the estate of a deceased Limited Partner nor any other third party shall become or have any rights as a Limited Partner. No Limited Partner shall have the power to grant the right to become a substituted partner to any assignee. (Section 7.1).

    It should be noted that Limited Partners do not have certain of the rights which are possessed by stockholders in corporate forms of business organizations. For example, corporate shareholders may indirectly participate in management through exercise of their voting rights on such matters as electing directors, approving amendments in the corporate charter, and approving fundamental actions of the corporation. The stock of corporate shareholders may be readily transferable, and the shareholders may have pre-emptive rights to purchase pro rata portions of any additional stock issued in the corporation. By contrast, the Interests herein are non-voting and non-transferable; there are no restrictions on the ability of the Partnership to offer additional Interests or admit additional general partners in future periods, and the Limited Partners are afforded no pre-emptive rights.

    The Managing Partner is authorized to admit to the Partnership additional Limited Partners who may be admitted as Limited Partners or as Subordinated Limited Partners, at the discretion of the Managing Partner. (Section 3.4).
To the extent additional expense is incurred by the Partnership in servicing additional annual interest requirements for any further Interests issued in future periods, then holders of outstanding Interests may suffer decreased return on their investment because the amount of the Partnership net profits in which they participate may be reduced as a consequence. Furthermore, if additional Interests are issued in subsequent periods, thereby increasing total the Partnership obligations and the Partnership were to be subsequently liquidated, there could conceivably be an expanded number of Limited Partners holding claims against the capital of the general partners. See "-- Partnership Capital; Liability of Limited Partners; Liquidation."


Admission of Additional General Partners

    The Managing Partner may at any time designate additional General Partners with such interests in the Partnership as the Managing Partner and such additional General Partners may agree upon. The Managing Partner may admit additional General Partners to the Partnership at any time without the consent of any current General Partner, Limited Partner or Subordinated Limited Partner. (Section 3.2). Any additional cash contribution by General Partners in future periods may reduce the percentage of participation in Net Income by limited and subordinated limited partners.


Cash Distributions and Allocations

    Each of the Limited Partners shall be paid 7-1/2% per annum on the principal amount of his or her contribution, which is charged as an expense to the Partnership. (Section 3.3). This interest sum shall be payable whether or not the Partnership earns any net profits during any given period. However, no reserve fund has been set aside to enable the Partnership to make such interest payments and therefore each Limited Partner is dependent on the Partnership's ability to maintain sufficient working capital to service this annual interest requirement, of which there is no assurance. Thereafter, each of the Limited Partners annually receives a percentage of the remaining Net Income of the Partnership in accordance with the following formula:

    Distribution of Net Income. A. All Net Income of the Partnership for each calendar year (except for Net Income generated in any transaction in connection with the dissolution and liquidation of the Partnership) shall be distributed in the following order of priority:

          (i) Each Limited Partner shall be paid at least annually (with respect to such Limited Partner's Capital Contribution), from time to time, a total amount of cash equal to the product of Net Income times a percentage, calculated annually, which shall equal the product of the following three factors: (a) one-fourth of one percent (.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of the general partners' Adjusted Capital Contributions multiplied by (c) the quotient of the total Capital Contribution of the respective Limited Partner divided by $25,000. This calculation of percentage of participation shall be made at the end of each calendar year and used in distributing Net Income earned during the following year.

         (ii) Each Subordinated Limited Partner shall be paid, from time to time, a total amount of cash in each year equal to the product of (a) the then remaining Net Income times (b) a percentage derived by the following formula: (x) 50% of the Capital Contribution of the Subordinated Limited Partner (excluding any undistributed Net Income allocated to the Subordinated Limited Partner) divided by (y) the sum of (aa) 50% of the Capital Contributions of all the Subordinated Limited Partners plus (bb) the Adjusted Capital Contributions of the general partners (less any Net Income allocated to the general partners which is not scheduled to be retained by the Partnership). In the event the Capital Contribution of a Subordinated Limited Partner has been reduced by the operation of paragraph B below (the "Reduced Amount"), then each Subordinated Limited Partner shall have right to make additional cash Capital Contributions to the Partnership from any cash to be distributed to such Subordinated Limited Partner pursuant hereto up to the Reduced Amount.

        (iii) There shall be set apart a sum equal up to 8% of the remaining Net Income. Of such 8%, if any is set apart, there shall be distributed 62.5% thereof among the general partners on the basis of individual merit as determined by the Managing Partner. Of such 8%, if any is set apart, there shall be distributed 37.5% thereof among the general partners on the basis of individual need as determined by the Managing Partner.

         (iv) It is intended that a sum equal to 30% of the remaining Net Income will be retained by the Partnership as capital and will be credited to the Adjusted Capital Contributions of the general partners in a proportion equal to their then respective general partner Percentages.
    Such amount will not be withdrawn by the general partners. Notwithstanding the foregoing, the decision of whether to make this retention of capital in accordance with this paragraph or whether to vary the amount of capital to be retained in any given year, is vested in the Managing Partner, and his decision in this matter is final.

          (v) The balance of the Net Income remaining, if any, shall be distributed among the general partners in proportion to their general partner Percentages.

         (Section 8.1).

    B. In any year in which there is a Net Loss and the Partnership is not dissolved and liquidated, such Net Loss, on the books of the Partnership, shall be borne by the Subordinated Limited Partners to the extent as set forth in the formula described in paragraph A(ii) above and the balance shall be borne by the general partners in proportion to their respective general partner Percentages. Any such Net Losses borne by the Subordinated Limited Partners shall only be applied against and reduce their respective Capital Contributions. (Section 8.1). The total amount of all such Net Losses to be borne by the Subordinated Limited Partners may never exceed the total amount of the Capital Contributions of the Subordinated Limited Partners as shown on the books of the Partnership.

    As of December 31, 1994, the amount of additional capital contributed since January 1, 1977 was approximately $90 million, although it is generally anticipated that, in accordance with prior practice, the general partners will also contribute approximately 28% of the profits allocated to the general partners for the calendar year at the end of 1995 as additional general partners capital. The net income or loss of the Partnership will be determined as of December 31 of each year and payment of the respective participation in net income, if any, of the Limited Partners and Subordinated Limited Partners will be distributed within a reasonable time not exceeding forty-five (45) days after said annual distribution determination, although limited distributions of net income may be paid during the course of each year based upon projection of income for the entire year.

    Distributions Upon Dissolution. Upon the dissolution of the Partnership the proceeds of liquidation shall be applied and distributed in the following order of priority:

          (i) To the payment of debts and liabilities of the Partnership, including any expenses of liquidation.

         (ii) To the payment of any accrued but unpaid amounts due under paragraph A above under the subheading "Distribution of Net Income".

        (iii) To the repayment of the Capital Contributions of the Limited Partners.

         (iv) To the repayment of the Capital Contributions of the Subordinated Limited Partners.

          (v) To the repayment of the General Partners' Adjusted Capital Contributions.

         (vi) To the general partners in proportion to their respective general partner Percentages.

         (Section 8.2).

    Distribution of Frozen Appreciation Amount. In the event any tract of that certain real estate owned by EDJ at the time of the organization of JFC in 1987 ("Real Estate") or any stock exchange seats owned by EDJ at the time of the organization of JFC in 1987 ("Stock Exchange Seat") is sold, then there shall be distributed from the net proceeds of such sale (prior to making any distributions described under the subheadings "Distribution of Net Income" or "Distributions Upon Dissolution") to each general partner an amount equal to his Frozen Appreciation Amount (approximately $6.1 million in the aggregate) with respect to such tract of Real Estate or Stock Exchange Seat. (Section 8.3).

    Sale of Assets to Third Party. In the event the Partnership shall sell or otherwise dispose of, at one time, all, or substantially all, of its assets (a "Sale") to any one person or to any one person and its affiliates and the Partnership is thereafter liquidated within 180 days, then prior to making any payments to the general partners pursuant to subparagraph (vi) described under the subheading "Distributions Upon Dissolution" above, the Partnership shall distribute (i) to the Limited Partners a percentage of the Premium (as defined below) equal to the same percentage of the Net Income of the Partnership which the Limited Partners shall receive (pursuant to paragraph A(i) under the subheading "Distribution of Net Income") from the Partnership for the current fiscal year of the Partnership and (ii) to the subordinated limited partners an amount equal to the product of the Premium (remaining after the payment required by clause (i) above) times a fraction the numerator of which is the total Capital Contributions of the Subordinated Limited Partners and the denominator of which is (X) the total Capital Contributions of the Subordinated Limited Partners (on the date of the Sale) plus (Y) the total of the Adjusted Capital Contributions of the general partners (on the date of the Sale). (Section 8.4).

    "Premium" means the proceeds of liquidation remaining after the payment of the items set forth in subparagraphs (i), (ii), (iii), (iv) and (v) above under the subheading "Distributions Upon Dissolution".

    Neither the Partnership nor the general partners shall have any obligation to cause a Sale to occur.

    Other Sales or Dispositions to Third Party. In the event the Partnership, in a transaction (dealing with all or substantially all of the business of the Partnership) not described under the subheading "Sale of Assets to Third Party" above (but similar in scope to such a transaction), sells assets, merges or has a public offering, it is therein stated that it is the intention of the general partners that the Limited Partners and the Subordinated Limited Partners shall share in any "profit" or "premium" recognized from such transaction in such amount, if any, as determined in the sole and absolute discretion of the Managing Partner at the time of such transaction. No Limited Partner or Subordinated Limited Partner shall have any right to bring any cause of action against the Partnership or its general partners by reason of such provision. (Section 8.5).


Allocation of Profits and Losses for Tax Purposes (Section 8.6)

    Generally, in any calendar year in which the Partnership has a net profit for tax purposes, all profits and losses for tax purposes will be allocated among all the Partners with each Partner sharing therein in the proportion that Net Income distributed to the Partner and/or credited to the Partner's Adjusted Capital Contribution bears to all Net Income of the Partnership for the calendar year.

    Generally, in any calendar year in which the Partnership has a net loss for tax purposes, profits and losses for tax purposes will be allocated first to the Subordinated Limited Partners with each Subordinated Limited Partner bearing the amount of loss to the extent set forth in the formula described in paragraph A under the subheading "Distribution of Net Income" above; provided, however, that the total amount of losses allocated to a Subordinated Limited Partner shall not reduce such Partner's Capital Account below zero (determined after taking into account all prior or contemporaneous cash distributions and all prior or contemporaneous allocations of income, gain, loss, deduction or credit and as determined at the close of the taxable year in respect of which such loss or deduction is to be allocated); and any remaining losses shall be allocated to the general partners in proportion to their respective general partner percentages.

    The Managing Partner is authorized to allocate Profits and Losses For Tax Purposes arising in any calendar year differently than otherwise described hereunder to the extent that he determines, in his discretion, that such modifications are appropriate to cause the allocations to comply with the principles of Section 704 of the Internal Revenue Code and such modifications are in the overall best interests of the partners.

    If and to the extent upon dissolution of the Partnership the allocations described hereunder are inconsistent with the following provision, then such allocations shall be adjusted to conform to the following provision: income and gain (whether ordinary income, gain under Section 1231 of the Internal Revenue Code or capital gain) from disposition of all remaining Partnership assets shall be allocated among the partners so that the positive balance of each partner's capital account for income tax purposes, is equal to the cash to be distributed to such partner upon dissolution determined after all capital accounts for federal income tax purposes have been adjusted to reflect the allocations of Profits and Losses For Tax Purposes and cash distributions described above under the subheading "Distribution of Net Income".


Partnership Capital; Liability of Limited Partners; Liquidation

    Except as otherwise described herein, or as otherwise determined by the Managing Partner, no Limited Partner shall be paid interest on any Capital Contribution to the Partnership. Except as otherwise provided in the Partnership Agreement, prior to dissolution of the Partnership, no Limited Partner shall have the right to demand the return of his Capital Contribution. No Limited Partner shall have the right to demand and receive property other than cash in return for his Capital Contribution. The general partners shall have no personal liability for the repayment of the Capital Contribution of any Limited Partner. (Section 3.5).

    A Limited Partner shall only be liable to make the payment of his Capital Contribution (except a Limited or Subordinated Limited Partner in his capacity as a general partner). Except as provided in RULPA, no Limited Partner shall be liable for any obligations of the Partnership (except a Limited or Subordinated Limited Partner in his capacity as a general partner). (Section 3.6). THE CONTRIBUTIONS OF THE LIMITED PARTNERS ARE SUBORDINATE TO ALL EXISTING AND FUTURE CLAIMS OF THE GENERAL CREDITORS OF THE PARTNERSHIP.

    In the event of a partial or total liquidation of the Partnership, the capital contributions of the general partners would be subject first to satisfy the claims of general creditors, in the event there were insufficient the Partnership assets to satisfy such claims. The liability of the Limited Partners (who are not also general partners) for the Partnership obligations is limited to the extent of their capital contributions, and their individual assets would not be subject to the unsatisfied claims of the general creditors. The Partnership, in its discretion, may in the future issue securities which are senior in right of repayment to the claims of the Limited Partners. If the Partnership suffers losses in any year but liquidation procedures described above are not undertaken and the Partnership continued, the amounts of such losses are absorbed in the capital accounts of the general partners and Subordinated Limited Partners. Limited Partners' accounts are not charged with such losses, and each Limited Partner remains entitled to receive 7-1/2% annual interest upon their capital contributed. However, as there would be no net profits in such a year, Limited Partners would not receive any sums representing participation in net income of the Partnership.

Termination and Withdrawal of Partners; Return of Capital

    Any general partner shall have the right to retire or voluntarily withdraw from the Partnership upon 30 days' prior written notice to the Managing Partner. Any Limited Partner shall have the right to retire or voluntarily withdraw from the Partnership upon six months' prior written notice to the Managing Partner. (Section 6.1).

    The Managing Partner or any number of general partners holding in the aggregate a majority of the general partner Percentages, may request in writing that any Limited Partner withdraw from the Partnership, and each Limited Partner agrees that he will so withdraw within 30 days of the receipt of such request. (Section 6.2).

    In the event of any withdrawal by a Limited Partner from the Partnership, there shall be returned to the withdrawing Limited Partner, within six months after the actual date of his withdrawal, his Capital Contribution to the Partnership. In addition, such Limited Partner shall receive his pro rata share of any cash distributions to which he was entitled. (Section 6.3).

    In the event of any withdrawal by a general partner from the Partnership, the remaining general partners, or any of them shall have the option to purchase the general partner Interest of the withdrawing general partner, subject to the approval of the Managing Partner. Any general partner Interest not purchased by the remaining general partners shall be converted to that of a Subordinated Limited Partner interest and shall be redeemed by the Partnership within one year. (Section 6.3).

    A LIMITED PARTNER MUST WITHDRAW FROM THE PARTNERSHIP AND ACCEPT THE RETURN OF HIS CAPITAL AND PRO RATA PROFITS INTEREST IN THE EVENT HE IS REQUESTED TO WITHDRAW FROM THE PARTNERSHIP IN WRITING BY THE MANAGING PARTNER, OR BY ANY NUMBER OF THE GENERAL PARTNERS HOLDING IN THE AGGREGATE MORE THAN 50% OF THE PERCENTAGE INTERESTS OF THE GENERAL PARTNERS UNDER THE PARTNERSHIP AGREEMENT.

    It is understood and agreed that the Capital Contributions of the Partners to the Partnership will be used, in part, by the Partnership as part of the Partnership's capital contribution to EDJ (which is regulated by the Commission and the NYSE and other regulatory agencies), and that in order for the Partnership to return to any Partner his or her Capital Contribution (or any part thereof), the Partnership will have to obtain such funds from EDJ. Therefore, notwithstanding any other provision contained in the Partnership Agreement to the contrary, without the written consent of the Managing Partner, no Partner may have returned to him or her his or her Capital Contribution, if after giving effect thereto, the Partnership or any affiliate thereof (including, but not limited to, EDJ) would, if such payment had been made directly by EDJ, be in violation of (i) any rule of the NYSE, (ii) any rule issued under the Exchange Act, (iii) any agreement (cash subordination or otherwise) which has been entered into by the Partnership or any affiliate thereof (including, but not limited to, EDJ) or (iv) any other law, rule or regulation to which the Partnership or any affiliate thereof (including, but not limited to, EDJ) is subject.

    In the event there is returned to any Partner all or any portion of his or her Capital Contribution and because of such return the Partnership or any affiliate thereof (including, but not limited to, EDJ) violated any of the aforementioned rules, agreements or regulations, then such Partner shall be required (whether or not such Partner had any knowledge or notice of such facts at the time of such return) to repay to the Partnership, its successors or assigns, the sum so returned to such Partner to be held by the Partnership pursuant to the provisions thereof as if such return had never been made; provided, however, that any suit for the recovery of any such return must be commenced within two years of the date of such return. (Section 6.7).


Death of Limited Partners

    In the event of the death of any Limited Partner, the Capital Contribution of such deceased Limited Partner shall be returned to his or her estate within six months after the actual date of death of such Limited Partner. In addition such Limited Partner's estate shall receive the Limited Partner's pro rata share of any cash distributions to which such deceased Limited Partner was entitled. (Section 6.4).


Liability for Acts and Omissions; Indemnification; Dealing With an Affiliate

    Neither the Managing Partner nor any general partner shall be liable, responsible or accountable in damages to any of the Limited Partners for, and the Partnership shall indemnify and save harmless the Managing Partner and any general partner from any loss or damage incurred by reason of, any act or omission performed or omitted by him or her in good faith on behalf of the Partnership and in a manner reasonably believed by him or her to be within the scope of the authority granted to him or her by the Partnership Agreement and in the best interests of the Partnership, provided that the Managing Partner or the general partner shall not have been guilty of gross negligence or gross misconduct with respect to such acts or omissions and, further, provided that the satisfaction of any indemnification and any saving harmless shall be paid out of and limited to the Limited Partnership assets and no Limited Partner shall have any personal liability on account thereof. (Section 4.7).

    The Managing Partner may on behalf of the Partnership enter into agreements with any affiliate of any general partner or with any general partner, in an independent capacity, as distinguished from his capacity as a Partner, to undertake and carry out the business of the Partnership. (Section 4.8).


Term and Dissolution (Section 2.4)

    The Partnership will dissolve on December 31, 2087, or prior thereto upon the happening of any of the following events:

          (i)    The sale of all of the assets of the Partnership;

         (ii) An Event of Withdrawal of a general partner if no general partner remains; or

        (iii)    The dissolution of the Partnership by the general partners.


Books, Records and Reports; Appointment of Attorneys-in-Fact; Amendment

    The books and records shall at all times be maintained at the principal office of the Partnership and shall be open for examination and inspection by the Limited Partners or by their duly authorized representatives during reasonable business hours. (Section 9.1).

    The Managing Partner shall have prepared financial statements for the Partnership. Copies of such statements shall be made available to the Limited Partners. (Section 9.1).

    Each Limited Partner, by the execution of the Partnership Agreement, irrevocably constitutes and appoints John W. Bachmann, Lawrence R. Sobol and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), his or her true and lawful attorney-in-fact, and each of them, with full power and authority to execute such documents as may be necessary or appropriate to carry out the provisions of the Partnership Agreement. (Section 10.1).

    The Partnership Agreement may be amended without the consent or approval of (and without prior notice to) any Limited Partner by the Managing Partner or by the affirmative vote of general partners holding an aggregate of at least a majority of the total general partner Percentages. In particular, but without limiting the foregoing, the interests of the Limited Partners in the Net Income or the proceeds of liquidation of the Partnership or in any other allocation or distribution to be received by them from the Partnership pursuant to Article Eight of the Partnership Agreement or otherwise may be so reduced or increased or otherwise modified without the consent or approval of (and without prior notice to) any Limited Partner. (Section 10.10).


Certain Federal Income Tax Considerations

    General. The following is a general summary of the material federal income tax consequences affecting a Limited Partner of the Partnership. This discussion is directed primarily to individuals who are citizens of the United States. Persons who are not U. S. citizens may have federal income tax consequences substantially different than the tax consequences discussed below. This summary is based on, and qualified in its entirety by, the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, positions of the Internal Revenue Service ("IRS") contained in published Revenue Rulings and Revenue Procedures, other administrative interpretations of the IRS and judicial decisions, all of which are subject to change at any time. Any such change could be retroactive with respect to transactions occurring prior to such change.

    No rulings have been sought by the Partnership from the IRS with respect to any of the tax matters described in this Prospectus. There can be no assurance that a position taken by the Partnership will not be challenged by the IRS.
Any adjustment by the IRS would likely result in an unfavorable adjustment to the income tax returns of limited partners and the assessment of a deficiency.

    Partnership Status. Under current tax law, the Partnership and EDJ are classified as partnerships and not as associations taxable as corporations. If at any time either the Partnership or EDJ is determined to be an association for tax purposes rather than a partnership, income would be taxable to the Partnership or EDJ at corporate rates and distributions to its partners could be taxable as dividends. Taxing income to the Partnership or EDJ at corporate rates could result in a substantial reduction in cash available for distribution to Limited Partners. The continued classification of EDJ as a partnership will depend, in part, on its general partner maintaining "substantial assets" as that term is defined in Treasury Regulations.

    Allocation of the Partnership's Income, Gain, Etc. Each owner of an Interest herein who thereby becomes a Limited Partner, must report on his federal income tax return for each year his allocable share of the Partnership income, gain, loss, deduction, and items of tax preference (regardless of whether there is distributable cash). Such allocable share must be included in the taxable income of a Limited Partner in the taxable year with or within which the taxable year of the Partnership ends. The Partnership will furnish to each Limited Partner in each year the information necessary for preparation of this aspect of his income tax return.

    The Partnership Agreement's allocation of a Limited Partner's allocable share of income, gain, etc. will be respected for tax purposes if the allocation has "substantial economic effect" or is in accordance with such Limited Partner's interest in the Partnership (determined by taking into account all the facts and circumstances). Treasury Regulations provide safe-harbors tests under which allocations are deemed to have "substantial economic effect" or deemed to be made in accordance with a "partner's interest in the partnership". The Partnership Agreement's allocations would not meet the safe-harbor tests set forth in the Regulations. Nevertheless, the general partners believe that the Partnership Agreement's allocations of profits and losses for tax purposes should be deemed to be made in accordance with the "partner's interest in the partnership".

    If an allocation of an item of profits and losses for tax purposes were found to lack "substantial economic effect" and found not to be in accordance with a "partner's interest in the partnership", the item would be reallocated in accordance with a "partner's interest in the partnership." The effect of such a reallocation could be adverse to a Limited Partner.

    The 7-1/2% Distribution. Under Section 3.3 of the Partnership Agreement, a Limited Partner will be paid 7-1/2% per annum on the amount of his capital contribution to the Partnership (the "7-1/2% Distribution"). For tax purposes, the 7-1/2% Distribution will be treated as a guaranteed payment and not as a distribution by the Partnership of a Limited Partner's distributable share of the Partnership's cash available for distribution. As a guaranteed payment, the 7-1/2% Distribution (i) will be deductible in computing the Partnership's income, (ii) will be taxable income to a Limited Partner when received regardless of the amount, if any, of the Partnership's taxable income, and
(iii) will not decrease a Limited Partner's adjusted basis in his Interests (see "Adjusted Basis" below).

    Adjusted Basis. A Limited Partner's initial basis in his Interests is equal to the price paid for his Interests plus, subject to the discussion below, his proportionate share of the liabilities of the Partnership as to which no partner is personally liable ("Nonrecourse Debt"), if any. In general, liabilities of the Partnership as to which a partner is personally liable ("Recourse Debt") can only be included in the basis of such partner. A Limited Partner's proportionate share of the Partnership's Nonrecourse Debt, if any, will be based on such Limited Partner's share of the Partnership's profits as determined in accordance with the Partnership Agreement.

    A Limited Partner's initial adjusted basis for his Interests will be increased from time to time by (i) his distributive share of the Partnership's taxable income and tax-exempt income and (ii) his proportionate share of increases in the Partnership's Nonrecourse Debt, if any. A Limited Partner's adjusted basis in his Interests in the Partnership will be decreased from time to time, but not below zero, by (i) the Partnership's distributions to him (including, for this purpose, his proportionate share of decreases in the Partnerships Nonrecourse Debt), (ii) his allocable share of the Partnership's losses, if any, and (iii) his distributive share of the Partnership's nondeductible expenditures which are not properly chargeable to a capital account for tax purposes (which are not expected to be significant).

    Partnership Distributions and Repurchase of Interests. Gain will be recognized upon a cash distribution from the Partnership to the extent that the cash distributed (including reductions in a Limited Partner's allocable share of the Partnership's Nonrecourse Debt) exceeds the Limited Partner's adjusted basis in his Interests. Once such adjusted basis is reduced to zero, additional cash distributions will be taxable income to a Limited Partner. Similarly, taxable income will be recognized by a Limited Partner upon the repurchase of his Interests to the extent the amount realized (including reductions in his allocable share of the Partnership's Nonrecourse Debt) exceeds the adjusted basis in his Interests. A taxable loss will be recognized by a Limited Partner upon the repurchase of his Interests to the extent the amount realized (including reductions in his allocable share of the Partnership's Nonrecourse Debt) is less than the adjusted basis in his Interests.

    Alternative Minimum Tax. Each Limited Partner must include his allocable share of the Partnership's items of tax preference in the computation of his own alternative minimum tax liability. It is not anticipated that the Partnership will generate any significant items of tax preference. However, if a Limited Partner is otherwise subject to the alternative minimum tax, such tax would also be applied against items of tax preference from the Partnership. Prospective investors are urged to consult their tax advisors with regard to the specific effect of the alternative minimum tax on an investment in the Partnership.

    Passive Loss Rules. Under the passive loss rules enacted by the Tax Reform Act of 1986, an interest in a limited partnership engaged in a trade or business generally is considered an interest in a passive activity subject to the passive loss rules. However, it is anticipated that a Limited Partner will "materially participate" in the trade or business of the Partnership. Accordingly, a Limited Partner's allocable share of the Partnership's income generally will not be treated as passive income and, therefore, generally will not be available to offset passive losses from a Limited Partner's passive activities. Under certain circumstances, however, certain income of the Partnership may be classified as portfolio income or passive income for purposes of the passive loss rules. In addition, under certain circumstances, a Limited Partner may be allocated a share of the Partnership's passive losses, the deductibility of which will be limited by the passive loss rules.

    Investment Interest. In general, a taxpayer's annual deduction for "investment interest" is limited to the amount of his "net investment income". Interest incurred by a Limited Partner to purchase his Interests in the Partnership may be treated as "investment interest". In addition, in computing limitations on the deductibility of investment interest, a Limited Partner must include his allocable share of the Partnership's investment interest. It is not anticipated, however, that the Partnership will generate significant amounts of investment interest allocable to Limited Partners. A portion of a Limited Partner's allocable share of the Partnership's income may be treated as investment income.

    Interest Relating to Tax-Exempts. The Code disallows interest deductions to the extent that the interest is paid in respect of indebtedness incurred or continued to purchase or carry obligations the interest on which is wholly exempt from federal income taxes. It is possible that the IRS could seek to deny the deductibility by a Limited Partner of (i) all or a portion of his pro rata share of the interest paid by the Partnership and its subsidiary partnerships to the extent the limited partner, the Partnership or the subsidiary partnerships hold tax-exempt investments, or (ii) interest on indebtedness incurred by such Limited Partner to purchase his Interests to the extent such indebtedness incurred permitted such Limited Partner to carry tax-exempt investments.

    State Income Taxes. While a partnership is not generally subject to state taxes, its partners may be subject to state income taxes, if any, on their respective shares of partnership income, gain, loss and deductions in the state or states in which they reside. In addition, the Partnership transacts business all over the United States and the Limited Partners and/or the Partnership may be required to file certain state tax returns and pay certain state taxes on the Partnership's activities. However, in lieu of Limited Partners individually filing income tax returns and paying taxes in those states even though they may be non-residents of such states, as a matter of administrative convenience to the Limited Partners, the Partnership intends to file combined income tax returns and pay combined taxes on behalf of the Limited Partners with respect to their share of Partnership items. For the Partnership to file combined income tax returns on behalf of a Limited Partner in any particular state, such Limited Partner must consent to the filing of a combined return. The Partnership does not intend to file combined income tax returns in any state which does not impose an individual income tax. There is no assurance that the Partnership will be permitted to file combined income tax returns on behalf of the Limited Partners or what conditions might be imposed on the Partnership if it is permitted to file combined income tax returns. In that regard, filing a combined tax return in any state may, in effect, result in greater combined tax liability than if Limited Partners individually filed income tax returns and paid taxes in such state. Also, the income of the Partnership derived from sources within such states, may be taxable, regardless of whether the Partnership sustains losses from property located outside that particular state or that the total operations of the Partnership may result in a net loss. Tax losses derived through the Partnership from property in such states may or may not be available to offset income from other sources within the same state. To the extent that the Partnership pays tax to a state on behalf of a Limited Partner by virtue of Partnership business within that state, such Limited Partner may be entitled to a deduction or credit against taxes owed to his state of residence with respect to the same income.

    Each prospective investor is urged to consult his tax advisor for advice as to state and local taxes which may be payable by reason of an investment in the Partnership.

    Audits and Adjustments. The income tax returns of the Partnership may be audited by government authorities, and such audit may result in the audit of the returns of Limited Partners. Changes made to the Partnership's return would result in corresponding changes to Limited Partners' returns.
Prospective investors are cautioned that if the IRS were to propose any adjustments in the treatment of a tax item of the Partnership, the unified procedures may cause Limited Partners to be bound by proceedings, both administrative and judicial, conducted by the Partnership. Thus, Limited Partners may be precluded from consenting to any such adjustments individually.

    Possible Tax Law Changes. Recently, several members of Congress have introduced bills which, if enacted, would substantially alter the existing federal income tax system. In addition, legislative proposals are under consideration which would generally lower the income tax rates and broaden the income tax base by eliminating or reducing many types of deductions (e.g., a so-called "flat tax"). Any change in the existing federal income tax system could adversely affect the tax consequences of investing in the Partnership.

    At the present time, it cannot be determined which legislation or legislative proposals, if any, will ultimately be enacted into law and to what extent any such changes would affect an investment in the Partnership. Investors should consult with their professional tax advisors concerning the potential impact of these possible tax law changes on an investment in the Partnership.

    Necessity of Obtaining Professional Advice. The tax matters relating to an investment in the Partnership are complex and are subject to varying interpretations. The effects of the existing tax laws and proposed changes in tax laws on prospective Limited Partners are of particular importance to each Limited Partner. It should be emphasized that the foregoing is only a summary of certain important federal tax consequences of, or relating to, the Partnership; furthermore, no tax rulings from the IRS will be requested or obtained. In view of the foregoing, each prospective Limited Partner should consult with his own tax advisor and counsel with regard to all tax aspects, as they pertain to such prospective Limited Partner's particular situation.


                                 LEGAL OPINIONS

    The legality of the Interests to be issued pursuant to the Offering has been passed upon for the Partnership by Bryan Cave LLP, St. Louis, Missouri. In addition, the description of federal income tax considerations contained in the section of the Prospectus captioned "Description of Interests -- Certain Federal Income Tax Considerations" is set forth herein in reliance upon the opinion of Bryan Cave LLP.


                                     EXPERTS

    The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been examined by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                GLOSSARY OF TERMS

    The following is a summary of certain terms used herein and in the JFC Partnership Agreement (Appendix C hereto) to which reference is made for a more complete description of all such terms.

    "Adjusted Capital Contribution" means the Capital Contribution of the general partner plus all Net Income thereafter allocated to the account of the general partner minus (a) all Net Loss thereafter allocated to the account of the general partner, and (b) any cash or property thereafter distributed to (or for the benefit of) the general partner.

    "Capital Contribution" means the total amount of cash or property contributed to JFC by each Partner.

    "Event of Withdrawal" means, as to a general partner, the occurrence of death, adjudication of mental incompetence, bankruptcy, dissolution, or voluntary or involuntary withdrawal or removal from JFC or any other event of withdrawal set forth in RULPA.

    "Frozen Appreciation Amount" means each general partner's share of the unrealized appreciation of certain real estate owned by EDJ Leasing Co. on the date such general partner contributes his general partnership interest in EDJ Leasing Co. to JFC plus such general partner's share of the unrealized appreciation of all stock exchange seats owned by or for the benefit of Edward
D. Jones & Co., on the date such general partner contributes his general partnership interest in Edward D. Jones & Co. to JFC.

    "General Partner Interest" means a general partner's entire ownership interest in JFC.

    "General Partner Percentage" means a percentage determined by dividing a general partner's Adjusted Capital Contribution by the Adjusted Capital Contributions of all of the general partners.

    "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

    "IRs" means investment representatives employed by EDJ.

    "Limited Partner" means any limited partner of JFC.

    "Net Income" or "Net Loss" means, with respect to any fiscal period, the net income or the net low of JFC, determined in accordance with generally accepted accounting principles.

    "Profits and Losses For Tax Purposes" means, for JFC accounting and tax purposes, the various items set forth in Section 702(a) of the Internal Revenue Code and all applicable regulations or any successor law, and shall include, but not be limited to, each item or income, gain, deduction, loss, preference or credit.

    "RULPA" means the Missouri Revised Uniform Limited Partnership Act, as amended from time to time.

                              INDEX TO CONSOLIDATED
                              FINANCIAL STATEMENTS

                                                                           Page

Report of Independent Public Accounts. . . . . . . . . . . . . . . . . . .  F-1

Consolidated Statements of Financial Condition as of December 31, 1994
    and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Statements of Income for the years ended December 31, 1994,
    1993 and 1992. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

Consolidated Statements of Cash Flow for the years ended December 31,
    1994, 1993 and 1992. . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

Consolidated Statements of Change in Partnership Capital for the years ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . .  F-7

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .  F-8

Condensed Consolidated Statements of Financial Condition as of March 31,
    1995 (unaudited) and March 25, 1994. . . . . . . . . . . . . . . . . . F-16

Condensed Consolidated Statements of Income for the Three Months Ended
    March 31, 1995 and March 25, 1994. . . . . . . . . . . . . . . . . . . F-18

Condensed Consolidated Statements of Cash Flow for the Three Months Ended
    March 31, 1995 and March 25, 1994. . . . . . . . . . . . . . . . . . . F-20

Condensed Consolidated Statements of Changes in Partnership Capital for
    the Three Months Ended March 31, 1995 and March 25, 1994 . . . . . . . F-22

Condensed Notes to Condensed Financial Statements. . . . . . . . . . . . . F-23

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Jones Financial Companies, a Limited Partnership:

We have audited the accompanying consolidated statements of financial condition of The Jones Financial Companies, a Limited Partnership (a Missouri limited partnership) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in partnership capital for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jones Financial Companies, a Limited Partnership and subsidiaries as of December 31, 1994 and 1993, and the results of their operations, their cash flows and the changes in their partnership capital for each of the three years in the period ended
December 31, 1994, in conformity with generally accepted accounting principles.




/S/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


St. Louis, Missouri,
February 21, 1995

                    THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                           ASSETS

                                                     December 31,  December 31,
(Amounts in thousands)                                   1994          1993
                                                     ------------  ------------

Cash and cash equivalents..........................  $   36,682    $   28,798

Receivable from:
     Customers (Note 2)............................     497,961       464,760
     Brokers or dealers and clearing
       organizations (Note 3)......................      16,604        32,550

Securities owned, at market value (Note 4):
     Inventory securities..........................      91,308        60,371
     Investment securities.........................     137,066        73,575

Office equipment, property and improvements,
  net (Note 5).....................................     125,764       102,434

Other assets.......................................      47,974        37,990
                                                     ------------  ------------

                                                     $ 953,359     $ 800,478
                                                     ============  ============


The accompanying notes are an integral part of these statements.


                    THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             LIABILITIES AND PARTNERSHIP CAPITAL

                                                     December 31,  December 31,
(Amounts in thousands)                                   1994          1993
                                                     ------------  ------------


Bank loans (Note 6)................................  $ 165,000     $ 139,261

Payable to:
     Customers (Note 2)............................    293,324       242,584
     Brokers or dealers and clearing
       organizations (Note 3)......................     13,225         8,092

Securities sold but not yet purchased, at market
  value (Note 4)...................................     16,037        17,766

Accounts payable and accrued expenses..............     39,425        37,419

Accrued compensation and employee benefits.........     58,046        69,264

Long-term debt (Note 7)............................     41,779        33,317
                                                     ------------  ------------

                                                       626,836       547,703

Liabilities subordinated to claims of general
  creditors (Note 8) ..............................    136,000        73,000

Partnership capital (Notes 9 and 10):
     Limited partners..............................     67,461        71,222
     Subordinated limited partners.................     23,722        19,163
     General partners..............................     99,340        89,390
                                                     ------------  ------------

                                                       190,523       179,775
                                                     ------------  ------------

                                                     $ 953,359     $ 800,478
                                                     ============  ============


The accompanying notes are an integral part of these statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                        CONSOLIDATED STATEMENTS OF INCOME

                                                        Years Ended
                                          -------------------------------------
(Amounts in thousands,                    December 31  December 31  December 31
except per unit information)                 1994         1993         1992
                                          -----------  -----------  -----------

Revenues:
     Commissions. . . . . . . . . . . .   $ 371,925    $ 434,370    $ 307,874
     Principal transactions . . . . . .     163,050       92,471      131,366
     Investment banking . . . . . . . .      36,359       45,001       60,635
     Interest and dividends . . . . . .      52,143       38,084       30,520
     Other. . . . . . . . . . . . . . .      34,568       29,638       23,575
                                          -----------  -----------  -----------

                                            658,045      639,564      553,970
                                          -----------  -----------  -----------

Expenses:
     Employee and partner compensation
       and benefits (Note 11) . . . . .     382,920      389,917      332,304
     Occupancy and equipment
       (Notes 5 & 12) . . . . . . . . .      69,465       59,549       49,480

     Communications and data
       processing . . . . . . . . . . .      47,891       34,167       29,269
     Interest (Notes 6, 7 and 8). . . .      28,744       19,128       15,496

     Payroll and other taxes. . . . . .      21,288       18,180       16,413
     Floor brokerage and clearance
       fees . . . . . . . . . . . . . .       5,770        6,141        5,360
     Other operating expenses . . . . .      48,110       46,271       43,366
                                          -----------  -----------  -----------

                                            604,188      573,353      491,688
                                          -----------  -----------  -----------

Net income. . . . . . . . . . . . . . .   $  53,857    $  66,211    $  62,282
                                          ===========  ===========  ===========

Net income allocated to:
     Limited partners . . . . . . . . .   $    8,059   $    9,805   $    9,813
     Subordinated limited partners. . .        5,182        5,933        5,412
     General partners . . . . . . . . .       40,616       50,473       47,057
                                          -----------  -----------  -----------

                                          $   53,857   $   66,211   $   62,282
                                          ===========  ===========  ===========


                                                                    (Continued)
                                       F-4


(Continued From Previous Page)

                                                        Years Ended
                                          -------------------------------------
(Amounts in thousands,                    December 31  December 31  December 31
except per unit information)                 1994         1993         1992
                                          -----------  -----------  -----------

Net income per weighted average $1,000
  equivalent partnership units
  outstanding:
     Limited partners . . . . . . . . .   $  127.59    $  194.62    $  238.41
                                          ===========  ===========  ===========

     Subordinated limited partners. . .   $  237.83    $  350.32    $  418.21
                                          ===========  ===========  ===========

Weighted average $1,000 equivalent
  partnership units outstanding:
     Limited partners . . . . . . . . .      63,165       50,381       41,160
                                          ===========  ===========  ===========

     Subordinated limited partners. . .      21,789       16,936       12,941
                                          ===========  ===========  ===========


The accompanying notes are an integral part of these statements.


                            THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years Ended
                                                                       -------------------------------------
                                                                       December 31  December 31  December 31
(Amounts in thousands)                                                     1994         1993         1992
                                                                       -----------  -----------  -----------

CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES:
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  53,857    $  66,211    $  62,282
Adjustments to reconcile net income to net cash (used) provided by operating activities:
     Depreciation and amortization. . . . . . . . . . . . . . . . . .     19,236       16,800       14,728
     Decrease (increase) in net receivable from/payable
          to customers. . . . . . . . . . . . . . . . . . . . . . . .     17,539      (37,374)     (90,526)
     Decrease (increase) in net receivable from/payable
          to brokers or dealers and clearing organizations. . . . . .     21,079      (24,493)      13,401
     (Increase) decrease in securities owned, net . . . . . . . . . .    (96,157)      20,902        2,573
     (Decrease) increase in accounts payable and other accrued
          expenses. . . . . . . . . . . . . . . . . . . . . . . . . .     (9,212)       6,960          106
     Increase in other assets . . . . . . . . . . . . . . . . . . . .     (9,984)      (7,828)      (7,744)
                                                                       -----------  -----------  -----------
     Net cash (used) provided by operating activities. . . . . . . .     (3,642)      41,178       (5,180)
                                                                       -----------  -----------  -----------

CASH FLOWS USED BY INVESTING ACTIVITIES:
Purchase of office equipment, property and improvements, net. . . . .    (42,566)     (47,109)     (28,872)
                                                                       -----------  -----------  -----------

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Increase in bank loans. . . . . . . . . . . . . . . . . . . . . . . .     25,739       16,261       50,000
Issuance of long-term debt. . . . . . . . . . . . . . . . . . . . . .     44,859       11,700           --
Repayment of long-term debt . . . . . . . . . . . . . . . . . . . . .    (36,397)      (2,230)        (922)
Issuance of subordinated liabilities. . . . . . . . . . . . . . . . .     92,000           --       30,000
Repayment of subordinated liabilities . . . . . . . . . . . . . . . .    (29,000)      (5,000)          --
Issuance of partnership interests . . . . . . . . . . . . . . . . . .      5,167       29,195        2,396
Redemption of partnership interests . . . . . . . . . . . . . . . . .     (2,343)      (1,193)      (1,326)
Withdrawals and distributions from partnership capital. . . . . . . .    (45,933)     (51,734)     (40,788)
                                                                       -----------  -----------  -----------
     Net cash provided (used) by financing activities . . . . . . . .     54,092       (3,001)      39,360
                                                                       -----------  -----------  -----------
     Net increase (decrease) in cash and cash equivalents . . . . . .      7,884       (8,932)       5,308

CASH AND CASH EQUIVALENTS,
beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . .     28,798       37,730       32,422
                                                                       -----------  -----------  -----------

end of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  36,682    $  28,798    $  37,730
                                                                       ===========  ===========  ===========

The accompanying notes are an integral part of these statements.

                            THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                          CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

                                YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                    Subordinated
                                                        Limited       Limited       General
                                                      Partnership   Partnership   Partnership
                                                        Capital       Capital       Capital        Total
                                                      ------------  ------------  ------------  ------------

Balance, December 31, 1991. . . . . . . . . . . . .   $ 46,687      $ 11,788      $ 56,257      $114,732

Issuance of partnership interests . . . . . . . . .         --         2,396            --         2,396
Redemption of partnership interests . . . . . . . .     (1,175)         (151)           --        (1,326)
Net income. . . . . . . . . . . . . . . . . . . . .      9,813         5,412        47,057        62,282
Withdrawals and distributions . . . . . . . . . . .     (7,997)       (4,729)      (28,062)      (40,788)
                                                      ------------  ------------  ------------  ------------

Balance, December 31, 1992. . . . . . . . . . . . .   $ 47,328      $ 14,716       $75,252      $137,296
Issuance of partnership interests . . . . . . . . .     24,763         4,432            --        29,195
Redemption of partnership interests . . . . . . . .     (1,193)           --            --        (1,193)
Net income. . . . . . . . . . . . . . . . . . . . .      9,805         5,933        50,473        66,211
Withdrawals and distributions . . . . . . . . . . .     (9,481)       (5,918)      (36,335)      (51,734)
                                                      ------------  ------------  ------------  ------------

Balance, December 31, 1993. . . . . . . . . . . . .   $ 71,222      $ 19,163      $ 89,390      $179,775
Issuance of partnership interests . . . . . . . . .         --         5,167            --         5,167
Redemption of partnership interests . . . . . . . .     (1,905)         (438)           --        (2,343)
Net income. . . . . . . . . . . . . . . . . . . . .      8,059         5,182        40,616        53,857
Withdrawals and distributions . . . . . . . . . . .     (9,915)       (5,352)      (30,666)      (45,933)
                                                      ------------  ------------  ------------  ------------

Balance, December 31, 1994. . . . . . . . . . . . .   $ 67,461      $ 23,722      $ 99,340      $190,523
                                                      ============  ============  ============  ============


The accompanying notes are an integral part of these statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Partnership's Business and Basis of Accounting. The accompanying consolidated financial statements include the accounts of The Jones Financial Companies, a Limited Partnership, and all wholly owned subsidiaries (the "Partnership"). All material intercompany balances and transactions have been eliminated.

The Partnership conducts business throughout the United States and in Canada with its customers, various brokers and dealers, clearing organizations, depositories and banks. The Partnership's principal operating subsidiary is Edward D. Jones & Co., L.P. ("EDJ"), a registered broker/dealer.

Cash and Cash Equivalents. The Partnership considers all short-term investments with original maturities of three months or less, that are not held for sale to customers, to be cash equivalents.

Securities Transactions. The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. These transactions (and related revenue and expense) are recorded on a settlement date basis, generally representing the fifth business day following the transaction date, which is not materially different than a trade date basis. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Securities Owned. Securities owned are valued at current market prices. Unrealized gains or losses are reflected in principal transactions revenue.

Office Equipment, Property and Improvements. Office equipment is depreciated using straight-line and accelerated methods over estimated useful lives of five to ten years. Buildings are depreciated using the straight-line method over estimated useful lives approximating thirty years. Amortization of property improvements is computed based on the remaining life of the property or economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals and betterments are capitalized.

Segregated Cash Equivalents and Securities Owned. Rule 15c3-3 of the Securities and Exchange Commission requires deposits of cash or securities to a special reserve bank account for the benefit of customers if total customer related credits exceed total customer related debits, as defined. No deposits of cash or securities were required as of December 31, 1994 or 1993.

Income Taxes. Income taxes have not been provided for in the consolidated financial statements since The Jones Financial Companies, a Limited Partnership, is organized as a partnership, and each partner is liable for its own tax payments.

Reclassifications. Certain 1993 and 1992 amounts have been reclassified to conform to the 1994 financial statement presentation.


NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include margin balances and amounts due on uncompleted transactions. Values of securities owned by customers and held as collateral for these receivables are not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request.


NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to brokers or dealers and clearing organizations are as follows:

(Amounts in thousands)                                         1994      1993
                                                             --------  --------

Securities failed to deliver. . . . . . . . . . . . . . . .  $  3,864  $ 7,030
Deposits paid for securities borrowed . . . . . . . . . . .     8,604   22,048

Deposits with clearing organizations. . . . . . . . . . . .     2,448    2,446
Other . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,688    1,026
                                                             --------  --------

Total receivable from brokers or dealers and clearing
  organizations . . . . . . . . . . . . . . . . . . . . . .  $ 16,604  $ 32,550
                                                             ========  ========

Securities failed to receive. . . . . . . . . . . . . . . .  $ 10,064  $  6,580
Deposits received for securities loaned . . . . . . . . . .     2,735     1,239
Other . . . . . . . . . . . . . . . . . . . . . . . . . . .       426       273
                                                             --------  --------

Total payable to brokers or dealers and clearing
  organizations . . . . . . . . . . . . . . . . . . . . . .  $ 13,225  $  8,092
                                                             ========  ========


"Fails" represent the contract value of securities that have not been received or delivered by settlement date.

NOTE 4 - SECURITIES OWNED

Securities owned are summarized as follows (at market value):

                                          1994                    1993
                                 ----------------------  ----------------------
                                             Securities              Securities
                                             Sold but                Sold but
                                 Securities  not yet     Securities  not yet
(Amounts in thousands)           Owned       Purchased   Owned       Purchased
                                 ----------  ----------  ----------  ----------

Inventory Securities:
     Certificates of deposit. .  $    3,113  $      246  $    3,691  $       49
     U.S. and Canadian
       government and agency
       obligations . . . . . .       18,501      11,201       4,123      15,070
     State and municipal
       obligations. . . . . . .      42,860         726      34,306         839
     Corporate bonds and notes.      16,342       3,145      10,045         818
     Corporate stocks . . . . .      10,492         719       8,206         990
                                 ----------  ----------  ----------  ----------
                                 $   91,308  $   16,037  $   60,371  $   17,766
                                 ==========  ==========  ==========  ==========
Investment Securities:
     U.S. government and agency
       obligations  . . . . . .  $  137,066          --  $   73,575          --
                                 ==========  ==========  ==========  ==========

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of futures contracts and U.S. government securities. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in interest rates and market conditions. Any gain or loss on the hedging activities is recognized in principal transactions revenue.

NOTE 5 - OFFICE EQUIPMENT, PROPERTY AND IMPROVEMENTS

Office equipment, property and improvements are summarized as follows:


(Amounts in thousands)                                       1994       1993
                                                           ---------  ---------

Land. . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 13,705   $ 13,705
Buildings and improvements. . . . . . . . . . . . . . . .    76,142     62,035
Office equipment. . . . . . . . . . . . . . . . . . . . .    78,902     70,213
Furniture and fixtures. . . . . . . . . . . . . . . . . .    51,557     36,383
                                                           ---------  ---------

     Total office equipment, property and improvements. .   220,306    182,336

Accumulated depreciation and amortization . . . . . . . .   (94,542)   (79,902)
                                                           ---------  ---------

     Office equipment, property  and improvements, net. .  $125,764   $102,434
                                                           =========  =========



NOTE 6 - BANK LOANS

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 1994, the Partnership had bank lines of credit aggregating $615,000,000 of which $570,000,000 were through uncommitted facilities. Actual borrowing availability is primarily based on securities owned and customers' margin securities. Short-term bank loans outstanding at December 31, 1994 and 1993, are collateralized by securities owned by the Partnership and customers' margin securities with a market value of $475,594,000 and $363,740,000, respectively. Bank loans outstanding approximate their fair value.

Interest is at a fluctuating rate (weighted average rate of 6.98% and 4.17% at December 31, 1994, and 1993, respectively) based on short-term lending rates. The average of the aggregate short-term bank loans outstanding was $159,600,000, $99,100,000 and $57,794,000 and the average interest rate
(computed on the basis of the average aggregate loans outstanding) was 5.22%, 4.04% and 4.40% for the years ended December 31, 1994, 1993 and 1992, respectively.

Cash paid for interest on bank loans, long-term debt, capital notes and other liabilities was $22,550,000, $14,059,000 and $10,956,000 for the years ended
December 31, 1994, 1993 and 1992, respectively.

NOTE 7 - LONG-TERM DEBT

Long-term debt is comprised of the following:


(Amounts in thousands)                                       1994       1993
                                                           ---------  ---------

Note payable, 9%, retired during 1994.. . . . . . . . . .  $      --  $   9,600
Note payable, 9.875%, retired during 1994.. . . . . . . .         --     12,282
Note payable, 8.5%, retired during 1994.. . . . . . . . .         --     11,435
Note payable, secured by equipment, interest at the prime
  rate, due in variable monthly installments of $194,444
  plus interest with the final payment of $1,200,000 due
  on May 1, 1997. . . . . . . . . . . . . . . . . . . . .      6,450         --
Note payable, secured by property, interest at 8.72% per
  annum, principal and interest due in monthly
  installments of $289,700 with the final installment
  due on June 5, 2003.. . . . . . . . . . . . . . . . . .     20,818         --
Note payable, secured by property, interest at 8.23% per
  annum, principal and interest due in monthly
  installments of $149,659 due on April 5, 2008.. . . . .     14,511         --
                                                           ---------  ---------
                                                           $  41,779  $  33,317


Required annual principal payments, as of December 31, 1994, are as follows:

                                                           Principal Payment
Year                                                     (Amounts in thousands)
- -------------------------------------------------------  ----------------------

1995. . . . . . . . . . . . . . . . . . . . . . . . . .         $  4,687
1996. . . . . . . . . . . . . . . . . . . . . . . . . .            4,898
1997. . . . . . . . . . . . . . . . . . . . . . . . . .            4,577
1998. . . . . . . . . . . . . . . . . . . . . . . . . .            3,043
1999. . . . . . . . . . . . . . . . . . . . . . . . . .            3,315
Thereafter. . . . . . . . . . . . . . . . . . . . . . .           21,259
                                                         ----------------------
                                                                $ 41,779
                                                         ======================

The Partnership has land, buildings and equipment with a carrying value of $51,457,000 at December 31, 1994, which are subject to security agreements that collateralize various notes payable. The Partnership has estimated the fair value of the long-term debt to be approximately $38,199,000 and $36,493,000 as of December 31, 1994 and 1993, respectively.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors consist of:


(Amounts in thousands)                                      1994        1993
                                                         ----------  ----------

Capital notes, 9.375%, retired during 1994. . . . . . .  $       --  $   15,000
Capital notes, 10.6%, due in installments of $7,000,000
  on March 15, 1995 and 1996. . . . . . . . . . . . . .      14,000      28,000
Capital notes, 8.96%, due in annual installments of
  $6,000,000 commencing on May 1, 1998, with a final
  installment on May 1, 2002. . . . . . . . . . . . . .      30,000      30,000
Capital notes, 7.95%, due in annual installments of
  $10,225,000 commencing on April 15, 1998, with a
  final installment of $10,200,000 due on
  April 15, 2006. . . . . . . . . . . . . . . . . . . .      92,000          --
                                                         ----------  ----------
                                                         $  136,000  $   73,000


The capital note agreements contain restrictions that among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 1994, the Partnership was required, under the note agreements, to maintain minimum partnership capital of $110,000,000 and Net Capital as computed in accordance with the uniform Net Capital rule of 7.5% of aggregate debit items (See Note 10).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange and, therefore, are included in the Partnership's computation of Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $130,520,000 and $76,726,000 as of December 31, 1994 and 1993, respectively.


NOTE 9 - PARTNERSHIP CAPITAL

The limited partnership capital, consisting of 62,375 and 64,280 $1,000 units at December 31, 1994 and 1993, respectively, is held by current and former employees and general partners of the Partnership. Each limited partner receives interest at seven and one-half percent on the principal amount of capital contributed and a varying percentage of the net income of the Partnership. Interest expense includes $4,741,000, $3,781,000, and $3,090,000 for the years ended December 31, 1994, 1993 and 1992, respectively, paid to limited partners on capital contributed.

The subordinated limited partnership capital, consisting of 22,020 and 17,290 $1,000 units at December 31, 1994 and 1993, respectively, is held by current and former general partners of the Partnership. Each subordinated limited partner receives a varying percentage of the net income of the Partnership. The subordinated limited partner capital is subordinated to the limited partnership capital.

Included in partnership capital at December 31, 1994 and 1993, are undistributed profits of $14,679,000 and $17,964,000, respectively, that will be withdrawn by the partners.


NOTE 10 - NET CAPITAL REQUIREMENTS

As a result of its activities as a broker/dealer, EDJ, is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, EDJ must maintain minimum Net Capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items. At December 31, 1994, EDJ's Net Capital of $153,163,000 was 31% of aggregate debit items and its Net Capital in excess of the minimum required was $143,423,000. Net Capital as a percentage of aggregate debits after anticipated capital withdrawals was 30%. Net Capital and the related capital percentage may fluctuate on a daily basis. EDJ's Net Capital excludes $15,130,000 of undistributed profits that will be withdrawn by the partners.


NOTE 11 - EMPLOYEE BENEFIT PLAN

The Partnership maintains a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Partnership. However, participants may contribute on a voluntary basis. Approximately $13,835,000, $16,716,000, and $15,625,000 were provided by the Partnership for its contributions to the plan for the years ended December 31, 1994, 1993 and 1992, respectively. No post retirement benefits are provided.

NOTE 12 - COMMITMENTS

Furniture, fixtures, computer and communication equipment are rented under various operating leases. Additionally, branch offices are leased on a three to five year basis and are cancelable at the option of the Partnership. The Partnership's lease commitments are:

                                                         (Amounts in thousands)

1995. . . . . . . . . . . . . . . . . . . . . . . . . .         $  13,155
1996. . . . . . . . . . . . . . . . . . . . . . . . . .            11,289
1997. . . . . . . . . . . . . . . . . . . . . . . . . .            11,586
1998. . . . . . . . . . . . . . . . . . . . . . . . . .             6,076
1999. . . . . . . . . . . . . . . . . . . . . . . . . .             2,122


Rent expense was $35,558,000, $28,385,000, and $24,837,000 for the years ended
December 31, 1994, 1993 and 1992, respectively.

On October 25, 1994, the Partnership entered into an Agreement and Plan of Acquisition with Boone National Savings and Loan Association, F.A. to acquire the Association for a purchase price of approximately $8.6 million. The Partnership is in the process of obtaining regulatory approval for this transaction.


NOTE 13 - CONTINGENCIES

Various legal actions, primarily relating to the distribution of securities, are pending against the Partnership. Certain cases are class actions (or purported class actions) claiming substantial damages. These actions are in various stages and the results of such actions cannot be predicted with certainty. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these actions will not have a material adverse impact on the Partnership's financial condition.

              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                     ASSETS

                                                      March 31,    December 31,
(Amounts in thousands)                                   1995          1994
                                                     (Unaudited)
                                                     ------------  ------------

Cash and cash equivalents . . . . . . . . . . . . .  $  33,420     $  36,682

Receivable from:
     Customers. . . . . . . . . . . . . . . . . . .    459,236       497,961
     Brokers or dealers and clearing organization
       deposits . . . . . . . . . . . . . . . . . .     23,045        16,604

Securities owned, at market value:
     Trading securities . . . . . . . . . . . . . .     74,685        91,308
     Investment securities. . . . . . . . . . . . .    130,058       137,066

Office equipment, property and improvements, at
  cost, net of accumulated depreciation and
  amortization of $99,574 in 1995 and $81,895
  in 1994 . . . . . . . . . . . . . . . . . . . . .    130,378       125,764

Other assets. . . . . . . . . . . . . . . . . . . .     44,655        47,974
                                                     ------------  ------------

                                                     $ 895,477     $ 953,359
                                                     ============  ============


The accompanying notes are an integral part of these financial statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                       LIABILITIES AND PARTNERSHIP CAPITAL

                                                       March 31,   December 31,
(Amounts in thousands)                                   1995          1994
                                                     (Unaudited)
                                                     ------------  ------------

Bank loans. . . . . . . . . . . . . . . . . . . . .  $ 160,800     $ 165,000

Payable to:
     Customers. . . . . . . . . . . . . . . . . . .    254,234       293,324
     Brokers or dealers and clearing organizations.      8,457        13,225

Securities sold but not yet purchased, at market
  value . . . . . . . . . . . . . . . . . . . . . .     21,028        16,037

Accounts payable and accrued expenses . . . . . . .     44,759        39,425

Accrued compensation and employee benefits. . . . .     45,793        58,046

Long-term debt. . . . . . . . . . . . . . . . . . .     41,674        41,779
                                                     ------------  ------------

                                                       576,745       626,836

Liabilities subordinated to claims of general
  creditors . . . . . . . . . . . . . . . . . . . .    129,000       136,000

Partnership capital . . . . . . . . . . . . . . . .    189,732       190,523
                                                     ------------  ------------

                                                     $ 895,477     $ 953,359
                                                     ============  ============


The accompanying notes are an integral part of these financial statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                        CONSOLIDATED STATEMENT OF INCOME

                                   (Unaudited)
                                                           Three Months Ended
                                                         March 31,   March 25,
(Amounts in thousands, except per unit information)         1995        1994
                                                         ----------  ----------

Revenues:
     Commissions. . . . . . . . . . . . . . . . . . . .  $   87,655  $  112,718
     Principal transactions . . . . . . . . . . . . . .      40,713      24,406
     Investment banking . . . . . . . . . . . . . . . .       9,822       7,129
     Interest and dividends . . . . . . . . . . . . . .      13,521       9,065
     Other. . . . . . . . . . . . . . . . . . . . . . .       8,728       8,095
                                                         ----------  ----------

                                                            160,439     161,413

Expenses:
     Employee and partner compensation and benefits . .      90,254      96,607
     Occupancy and equipment. . . . . . . . . . . . . .      19,326      17,028
     Communications and data processing . . . . . . . .      13,063      10,122
     Interest . . . . . . . . . . . . . . . . . . . . .       7,928       5,335
     Payroll and other taxes. . . . . . . . . . . . . .       7,186       6,519
     Floor brokerage and clearance fees . . . . . . . .       1,407       1,385
     Other operating expenses . . . . . . . . . . . . .      12,335      10,682
                                                         ----------  ----------

                                                            151,499     147,678
                                                         ----------  ----------

Net income. . . . . . . . . . . . . . . . . . . . . . .  $    8,940  $   13,735
                                                         ==========  ==========

Net income allocated to:
     Limited partners . . . . . . . . . . . . . . . . .  $    1,311  $    2,077
     Subordinated limited partners. . . . . . . . . . .         967       1,360
     General partners . . . . . . . . . . . . . . . . .       6,662      10,298
                                                         ----------  ----------

                                                         $    8,940  $   13,735
                                                         ==========  ==========

Net income per weighted average $1,000 equivalent
partnership unit outstanding:
     Limited partners . . . . . . . . . . . . . . . . .  $    21.13  $    32.52
                                                         ==========  ==========

     Subordinated limited partners. . . . . . . . . . .  $    36.32  $    63.36
                                                         ==========  ==========

                                                                    (Continued)
                                      F-18


(Continued From Previous Page)

                                                           Three Months Ended
                                                         March 31,   March 25,
(Amounts in thousands, except per unit information)         1995        1994
                                                         ----------  ----------

Weighted average $1,000 equivalent partnership units
outstanding:
     Limited partners . . . . . . . . . . . . . . . . .  $   62,024  $   63,854
                                                         ==========  ==========

     Subordinated limited partners. . . . . . . . . . .  $   26,625  $   21,469
                                                         ==========  ==========


The accompanying notes are an integral part of these financial statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)
                                                           Three Months Ended
                                                         March 31,   March 25,
(Amounts in thousands)                                      1995        1994
                                                         ----------  ----------

Cash Flows Provided (Used) by Operating Activities:
     Net income . . . . . . . . . . . . . . . . . . . .  $   8,940   $  13,735
     Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
       Depreciation and amortization. . . . . . . . . .      5,000       4,862
       Increase in net receivable from/payable to
         customers  . . . . . . . . . . . . . . . . . .       (365)    (38,762)
       (Increase) decrease in net receivable
          from/payable to brokers or dealers
          and clearing organizations. . . . . . . . . .    (11,209)      9,544
       Decrease in securities owned, net. . . . . . . .     28,622      10,952
       Decrease in accounts payable, and other accrued
         expenses . . . . . . . . . . . . . . . . . . .     (6,919)    (15,009)
       Decrease in other assets . . . . . . . . . . . .      3,319       1,579
                                                         ----------  ----------
       Net cash provided (used) by operating
         activities . . . . . . . . . . . . . . . . . .     27,388     (13,099)

Cash Flows Used by Investing Activities:
     Purchase of equipment, property and improvements .     (9,614)    (16,655)
                                                         ----------  ----------

Cash Flows (Used) Provided by Financing Activities:
     (Decrease) increase in bank loans. . . . . . . . .     (4,200)      56,553
     Issuance of long-term debt . . . . . . . . . . . .         --        3,569
     Repayment of long-term debt. . . . . . . . . . . .       (105)       (227)
     Repayment of subordinated debt . . . . . . . . . .     (7,000)    (14,000)
     Issuance of partnership interests. . . . . . . . .      4,651       4,436
     Redemption of partnership interests. . . . . . . .       (621)       (813)
     Withdrawals and distributions from partnership
       capital  . . . . . . . . . . . . . . . . . . . .    (13,761)    (16,782)
                                                         ----------  ----------
     Net cash (used) provided by financing activities .    (21,036)     32,736
                                                         ----------  ----------
     Net (decrease) increase in cash and cash
       equivalents  . . . . . . . . . . . . . . . . . .     (3,262)      2,982
                                                         ----------  ----------
Cash and Cash Equivalents, beginning of period. . . . .     36,682      28,798
                                                         ----------  ----------

Cash and Cash Equivalents, end of period. . . . . . . .  $  33,420   $  31,780
                                                         ==========  ==========

Interest payments for the periods were $4,907 and $2,877. The accompanying notes are an integral part of these financial statements.

              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

            CONSOLIDATED STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

              THREE MONTHS ENDED MARCH 31, 1995, AND MARCH 25, 1994

                                   (Unaudited)

                                            Subordinated
                              Limited       limited      General
                              partnership   partnership  partnership
(Amounts in thousands)        capital       capital      capital      Total
                              ------------  -----------  -----------  ---------

Balance, December 31, 1993..  $ 71,222      $ 19,163     $ 89,390     $179,775

Issuance of partnership
  interests ................        --         4,349           --        4,349

Redemption of partnership
  interests ................      (526)         (200)          --         (726)

Net income..................     2,077         1,360       10,298       13,735

Withdrawals and
  distributions ............    (6,941)       (1,812)      (8,029)     (16,782)
                              ------------  -----------  -----------  ---------

Balance, March 25, 1994 ....  $ 65,832      $ 22,860     $ 91,659     $180,351
                              ============  ===========  ===========  =========

Balance, December 31, 1994..  $ 67,461      $ 23,722     $ 99,340     $190,523

Issuance of partnership
  interests ................        --         4,651           --        4,651

Redemption of partnership
  interests ................      (621)           --           --         (621)

Net income..................     1,311           967        6,662        8,940

Withdrawals and
  distributions ............    (5,083)       (1,688)      (6,990)     (13,761)
                              ------------  -----------  -----------  ---------

Balance, March 31, 1995 ....  $ 63,068      $ 27,652     $ 99,012      $189,732
                              ============  ===========  ===========  =========


The accompanying notes are an integral part of these financial statements.


              THE JONES FINANCIAL COMPANIES, A LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)


BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The Jones Financial Companies, A Limited Partnership and all wholly owned subsidiaries (The "Partnership"), including the Partnership's principal subsidiary, Edward D. Jones & Co., L.P., ("EDJ"), a registered broker/dealer.

The financial information included herein is unaudited. However, in the opinion of management, such information includes all adjustments, consisting solely of normal recurring accruals, which are necessary for a fair presentation of the results of interim operations.

Certain 1994 amounts have been reclassified to conform to 1995 financial statement presentation.

The results of operations for the three months ended March 31, 1995, are not necessarily indicative of the results to be expected for the full year.


NET CAPITAL REQUIREMENTS

As a result of its activities as a registered broker/dealer, EDJ is subject to the Net Capital requirements of the Securities and Exchange Commission and the New York Stock Exchange. Under the alternative method permitted by the rules, EDJ is required to maintain minimum Net Capital of 2% of aggregate debit items arising from customer transactions. The Net Capital rules also provide that EDJ may not expand its business nor may partnership capital be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. At
March 31, 1995, EDJ's Net Capital of $157.8 million was 34% of aggregate debit items and its Net Capital in excess of the minimum required was $148.7 million.

                                   APPENDIX A
                                SUBSCRIPTION FORM


The Jones Financial Companies, a Limited Partnership
c/o Edward D. Jones & Co.
12555 Manchester Road
Des Peres, MO 63131
Attention:  Anthony Crate

                 THIS SUBSCRIPTION FORM EXPIRES AT 3:00 P.M. ON
           SEPTEMBER 29, 1995 AND HAS NO VALUE OR VALIDITY THEREAFTER

LADIES AND GENTLEMEN:

    The undersigned acknowledges receipt of the Prospectus of The Jones Financial Companies, a Limited Partnership, dated July ___, 1995 with respect to its offering of Limited Partnership Interests. I understand that my Limited Partnership Interest will be governed by the terms of the Agreement of Limited Partnership of The Jones Financial Companies, a Limited Partnership, as the same may be amended and restated from time to time in accordance with its terms.

         [ ] I hereby subscribe for the investment of Limited Partnership
             Interest(s) ($1000 per unit) by making a total capital contribution of $_________________.

    I have enclosed herewith full payment in the form of a check payable to The Jones Financial Companies, a Limited Partnership (or I have made arrangements satisfactory to you for such payment). The exercise of the subscription right is invalid unless payment is received by you (or arrangements therefor satisfactory to you are made) by the date stated herein.

    I have enclosed herein an executed Power of Attorney form.


- ----------------------   ------------------------------------------------------
        Date                                     Signature

                         ------------------------------------------------------
                         Printed Name

                         ------------------------------------------------------

                         ------------------------------------------------------

                         ------------------------------------------------------
                         Printed Address

                         ------------------------------------------------------
                         Taxpayer I.D. or Social Security No.

                   This Subscription Form is Non-Transferable.

To be completed by JFC:
    Received on:_______________________
    By:________________________________

                                   APPENDIX B
                                POWER OF ATTORNEY

                         THE JONES FINANCIAL COMPANIES,
                              A LIMITED PARTNERSHIP

                                POWER OF ATTORNEY

    The undersigned Limited Partner of The Jones Financial Companies, a Limited Partnership ("Partnership"), a Missouri limited partnership established pursuant to an Amended and Restated Agreement and Certificate of Limited Partnership dated July 15, 1987, as amended and presently governed by the Sixth Amendment and Restated Agreement of Limited Partnership dated as of October 1, 1993 ("Agreement"), by his (or her) execution hereof, hereby irrevocably constitutes and appoints John W. Bachmann, Lawrence R. Sobol, and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), his (or her) true and lawful attorney-in-fact, and each of them, with full power and authority in his (or her) name, place and stead, to execute or acknowledge under oath, deliver, file and record at the appropriate public offices (a) an amendment or amendments to the Agreement for the purpose of adding the undersigned as a Limited Partner in the Partnership, (b) any document necessary to withdraw the undersigned as a Limited Partner and transfer the undersigned's interest in the Partnership to another person or entity in accordance with the Agreement, and (c) as contemplated by Section
10.1 of the Agreement, such documents as may be necessary or appropriate to carry out the provisions of the Agreement including:

         (i) All certificates and other instruments (including the Agreement or any certificate of limited partnership and any amendment thereof) which the Managing Partner deems appropriate to qualify or continue the Partnership as a limited partnership under the Missouri Act (or a partnership in which the Limited Partners will have limited liability comparable to that provided by the Missouri Act) or under the laws of any other jurisdiction in which the Partnership may conduct business;

         (ii) All amendments to the Agreement or any certificate of limited partnership which are required to be filed or which the Managing Partner deems to be advisable to file;

         (iii) All instruments which the Managing Partner deems appropriate to reflect a change or modification of the Partnership in accordance with the terms of the Agreement;

         (iv) All conveyances and other instruments which the Managing Partner deems appropriate to reflect the dissolution and termination of the Partnership; and

         (v) All other instruments, documents or contracts (including, without limiting the foregoing, any deed, lease, mortgage, note, bill of sale, contract, trust agreement, guarantee, partnership agreement, indenture, underwriting agreement or any instrument or documentation which may be required to be filed (or which the Managing Partner deems advisable to file) by the Partnership under the laws of any state or by any governmental agency) requisite to carrying out the intent and purpose of the Agreement and the business of the Partnership and its Affiliates.

    The appointment by the undersigned of John W. Bachmann, Lawrence R. Sobol, and the then Managing partner (at any time the Managing Partner is not John W.

Bachmann), as attorney-in-fact, and each of them, shall be deemed to be a power coupled with an interest in recognition of the fact that the undersigned will be relying upon the power of John W. Bachmann, Lawrence R. Sobol, and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), and each of them, to act as contemplated by the Agreement in any filing and other action by them on behalf of the Partnership. The foregoing power of attorney shall survive the death, disability or incompetency of the undersigned or the assignment by the undersigned of the whole or any part of his (or her) interest hereunder.

    The undersigned has executed this Power of Attorney as of the date set forth below.

                     ----------------------------------------------------------
                                              Signature

                     ----------------------------------------------------------
                                              Print Name

Date Executed:

__________, 1995

                                   APPENDIX C
                          LIMITED PARTNERSHIP AGREEMENT




                         THE JONES FINANCIAL COMPANIES,
                              a Limited Partnership


                                      SIXTH

                              AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP


                           Dated as of October 1, 1993

                                      INDEX

                                   ARTICLE ONE
                                  DEFINED TERMS

Defined Terms .............................................................  88

                                   ARTICLE TWO
                    CONTINUATION, NAME AND OFFICE, PURPOSES,
                              TERM AND DISSOLUTION,
                         REGISTERED AGENT, PARTNER LIST

2.1   Continuation ........................................................  91
2.2   Name, Place of Business and Office...................................  91
2.3   Purposes.............................................................  92
2.4   Term and Dissolution.................................................  92
2.5   Registered Office and Agent..........................................  92
2.6   Amendment to Certificate of Limited Partnership......................  92

                                  ARTICLE THREE
                              PARTNERS AND CAPITAL

3.1   General Partners.....................................................  92
3.2   Admission of Additional General Partners.............................  93
3.3   Limiteds.............................................................  93
3.4   Admission of Limiteds................................................  93
3.5   Partnership Capital..................................................  94
3.6   Liability of Limiteds................................................  94
3.7   Participation in Partnership Business by Limiteds....................  94
3.8   Priority Among Limiteds..............................................  94

                                  ARTICLE FOUR
                RIGHTS, POWERS AND DUTIES OF THE GENERAL PARTNERS

4.1   Authorized Acts; Management and Control..............................  94
4.2   Restrictions on Authority of the Managing Partner and Executive
      Committee............................................................  96
4.3   Removal or Dismissal of Certain Partners.............................  96
4.4   Executive Committee..................................................  96
4.5   Guaranteed Draw; Time and Effort; Independent Activities.............  97
4.6   Duties and Obligations of the Managing Partner.......................  98
4.7   Liability for Acts and Omissions; Indemnification....................  98
4.8   Dealing with an Affiliate............................................  98

                                  ARTICLE FIVE
                         MEETINGS AND VOTING OF PARTNERS

5.1   Meetings of General Partners; Voting at Such Meetings................  99
5.2   Percentage of Voting Power for Partnership Decisions.................  99
5.3   Robert's Rules to Govern.............................................  99
5.4   Consent of General Partners in Lieu of a Meeting.....................  99

                                   ARTICLE SIX
                        EVENT OF WITHDRAWAL OF A PARTNER

6.1   Voluntary Event of Withdrawal........................................ 100
6.2   Withdrawal Upon Request.............................................. 100
6.3   Return of Capital and Purchase of Interest........................... 100
6.4   Death of a Limited................................................... 101

6.5   Death or Disability of a General Partner............................. 101
6.6   General Partner Interest - 56th Birthday............................. 102
6.7   Restriction on Capital Contribution Return........................... 102
6.8   Liability of a Withdrawn General Partner............................. 102
6.9   Effect of Event of Withdrawal........................................ 103

                                  ARTICLE SEVEN
                      TRANSFERABILITY OF PARTNER INTERESTS

7.1   Restrictions on Transfer............................................. 103
7.2   Substituted Limited Partners......................................... 103

                                  ARTICLE EIGHT
                          DISTRIBUTIONS AND ALLOCATIONS

8.1   Distribution of Net Income........................................... 104
8.2   Distributions Upon Dissolution....................................... 105
8.3   Distribution of Frozen Appreciation Amount .......................... 106
8.4   Sale of Assets to Third Party  ...................................... 106
8.5   Other Sales or Dispositions to Third Party .......................... 107
8.6   Allocation of Profits and Losses for Tax Purposes.................... 107

                                  ARTICLE NINE
                           BOOKS, RECORDS AND REPORTS,
                         ACCOUNTING, TAX ELECTIONS, ETC.

9.1   Books, Records and Reports .......................................... 109
9.2   Bank Accounts........................................................ 110
9.4   Fiscal Year.......................................................... 110

                                   ARTICLE TEN
                               GENERAL PROVISIONS

10.1  Appointment of Attorneys-in-Fact..................................... 110
10.2  Word Meanings ....................................................... 111
10.3  Binding Provisions................................................... 111
10.4  Applicable Law....................................................... 111
10.5  Counterparts......................................................... 111
10.6  Entire Agreement..................................................... 112
10.7  Separability of Provisions........................................... 112
10.8  Representations...................................................... 112
10.9  Section Titles....................................................... 112
10.10 Partition ........................................................... 112
10.11 No Third Party Beneficiaries......................................... 112
10.12 Arbitration ......................................................... 112
10.13 Amendments........................................................... 113
10.14 Revocable Trusts..................................................... 113

                         THE JONES FINANCIAL COMPANIES,
                              a Limited Partnership
                        (a Missouri Limited Partnership)

                                      SIXTH
                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP


    THIS SIXTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP entered into as of this first day of October, 1993, by and among John W. Bachmann as General Partner, and John W. Bachmann as the Attorney-In-Fact for all of the other General Partners, all of the Limited Partners and all of the Subordinated Limited Partners.

                              W I T N E S S E T H:

    WHEREAS, the Partnership was formed as a limited partnership under the Missouri Revised Uniform Limited Partnership Act pursuant to an Agreement and Certificate of Limited Partnership dated June 5, 1987;

    WHEREAS, the Partnership filed on July 15, 1987 its Amended and Restated Agreement and Certificate of Limited Partnership dated July 15, 1987 (the "Restated Agreement");

    WHEREAS, the Partnership filed on August 28, 1987, November 16, 1987, August 5, 1988, August 29, 1988, January 31, 1989, March 21, 1989 and August 10, 1989 its Amendments No. 1, 2, 3, 4, 5, 6 and 7 respectively, to its Restated Agreement;

    WHEREAS, the Partnership filed on June 22, 1989 its Partner List as of May 31, 1989;

    WHEREAS, the Restated Agreement as amended is hereinafter referred to as the "First Restated Agreement";

    WHEREAS, the First Restated Agreement was amended and restated in its entirety pursuant to a Second Amended and Restated Agreement and Certificate of Limited Partnership dated as of January 31, 1990 (the "Second Restated Agreement");

    WHEREAS, the Missouri Revised Uniform Limited Partnership Act was amended in August of 1990 and no longer requires certain information in certificates of limited partnership (filed with the Secretary of State) and now requires corresponding amendments to be made to agreements of limited partnership;

     WHEREAS, the Partnership desired that the aforesaid Second Restated Agreement become two separate documents, namely a Third Amended and Restated Agreement of Limited Partnership (the "Third Restated Agreement") and a separate restated Certificate of Limited Partnership;

    WHEREAS, the Second Restated Agreement was amended and restated in its entirety pursuant to said Third Restated Agreement dated as of January 31, 1991; and

    WHEREAS, the Third Restated Agreement was amended and restated in its entirety pursuant to the Fourth Amended and Restated Agreement of Limited Partnership (the "Fourth Restated Agreement") dated as of January 1, 1993; and

    WHEREAS, the Fourth Restated Agreement was amended and restated in its entirety pursuant to the Fifth Amended and Restated Agreement of Limited Partnership (the "Fifth Restated Agreement") dated as of May 24, 1993; and

    WHEREAS, the parties now desire to amend and restate said Fifth Restated Agreement pursuant to this Sixth Amended and Restated Agreement of Limited Partnership;

    NOW, THEREFORE, pursuant to the terms, covenants and conditions set forth herein and the mutual promises contained herein, the parties hereto agree as follows:


                                   ARTICLE ONE
                                  DEFINED TERMS

    The defined terms used in this Agreement shall have the meanings specified below:

    "Affiliate" means (1) any Person directly or indirectly controlling, controlled by or under common control with another Person, (2) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (3) any officer, director or partner of such Person, or (4) if such other Person is an officer, director or partner, any company for which such Person acts in any such capacity.

    "Agreement" means this Sixth Amended and Restated Agreement of Limited Partnership, as amended from time to time.

    "Capital Account" means an account established by the Partnership and maintained for each Partner, for federal income tax purposes, which account shall be credited with:

         (i) the amount of the Partner's Capital Contributions; and

         (ii) the amount of Partnership income (including income exempt from federal income tax) and gain (or items thereof) allocated to the Partner pursuant to Article Eight hereof;

and which shall be debited by:

         (iii) the amount of Partnership losses and deductions (or items thereof) allocated to the Partner pursuant to Article Eight hereof;

         (iv) the amount of Partnership expenditures described in Treasury Regulations Section 1.704-1(b)(2)(iv)(i) allocable to the Partner in the same proportion as that in which the Partner bears the economic burden of those expenditures; and

         (v) the amount of all distributions to the Partner pursuant to Article Eight hereof.

    In addition, the Capital Account of each Partner shall be adjusted as necessary to comply with Treasury Regulations Section 1.704-1(b)(2)(iv). In the event the Managing Partner shall determine that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are completed in order to comply with such regulations, the Managing Partner may amend this Agreement to reflect such modification, provided that it is not likely to have a material effect on the amounts distributable to the Partners pursuant to Article Eight upon dissolution of the Partnership.

    If any Partner would otherwise have a negative balance in his Capital Account, the amount of any such negative balance shall be reduced (but not in excess of such negative balance) by the amount of such Partner's share of Partnership Minimum Gain (determined in accordance with Treasury Regulations
Section 1.704-1(b)(4)(iv)(f)) after taking into account all increases and decreases to such Partnership Minimum Gain during the taxable year.

    In the event that the Partnership is deemed to be terminated for federal income tax purposes due to the sale or exchange of fifty percent (50%) or more of the Partnership interests within a twelve (12) month period, appropriate adjustment shall be made to the Capital Accounts to reflect the constructive liquidation and reformation deemed to occur upon a termination.

    In the event that interests in the Partnership are sold, exchanged or otherwise transferred, and the transfer is recognized under Article Six or Article Seven hereof, or by operation of law, the Capital Account of the transferee will equal the Capital Account of the transferor immediately before the transfer. However, if such a sale or exchange, either alone or in combination with other sales or exchanges within a twelve-month period results in a transfer of fifty percent (50%) or more of the Partnership interests causing a termination of the Partnership for federal income tax purposes, the adjustment required by the immediately preceding paragraph shall be made.

     "Capital Contribution" means the total amount of cash or property contributed to the Partnership by each Partner pursuant to the terms of this Agreement. The Capital Contributions of the Partners have been previously set forth on exhibits to this Agreement. From the date hereof, the Capital Contributions of the Partners shall be reflected in the books and records of the Partnership.

    "Certificate of Limited Partnership" means the document, as amended or restated from time to time, filed as a certificate of limited partnership under the Missouri Act.

    "Event of Withdrawal" means, as to a General Partner, the occurrence of death, adjudication of mental incompetence, bankruptcy, dissolution, or voluntary or involuntary withdrawal or removal from the Partnership or any other event of withdrawal set forth in the Missouri Act.

    "Frozen Appreciation Amount" means each General Partner's share of the unrealized appreciation of certain real estate (the "Real Estate") owned by EDJ Leasing Co. on the date such General Partner contributes his general partnership interest in EDJ Leasing Co. to the Partnership plus such General Partner's share of the unrealized appreciation of all stock exchange seats (the "Exchange Seats") owned by or for the benefit of Edward D. Jones & Co. on the date such General Partner contributes his general partnership interest in
Edward D. Jones & Co. to the Partnership.,   The Frozen Appreciation Amount
shall be maintained in the books and the records of Partnership. The Real Estate currently consists of the land and improvements located at 201 Progress Parkway, 141 Progress Parkway, 158 Progress Parkway, 115 Progress Parkway, 135 Progress Parkway, 9 American Industrial Dr. and 20 American Industrial Dr., all in St. Louis County, Missouri. The Exchange Seats consists of one (1) seat on the New York Stock Exchange, one (1) seat on the American Stock Exchange, one
(1) seat on the Midwest Stock Exchange and two (2) seats on the New York

Futures Exchange. Each year, as of December 31, the Partnership shall appraise (to the extent not previously sold) the Real Estate and the shares of unrealized appreciation shall be appropriately and proportionately adjusted for each General Partner on the books of the Partnership. on the each Valuation Date, if needed for the purpose of making a calculation for purposes of this Agreement, the Partnership shall appraise (to the extent not previously sold) the Exchange Seats and the shares of unrealized appreciation shall be appropriately and proportionately adjusted for each General Partner on the books of the Partnership. The unrealized appreciation per each separate tract of Real Estate and per each separate Exchange Seat as set forth on the books of the Partnership may never exceed the amount used in making the original calculation even if a given appraised value later exceeds such amount. When, as and if a given tract of Real Estate or Exchange Seat is sold, the unrealized appreciation then attributable to such tract of Real Estate or Exchange Seat shall no longer be included in the calculation of the Frozen Appreciation Amount on the books of the Partnership.

    "General Partners" means those persons who have executed this Agreement and whose names are set forth in the books and records of the Partnership as being General Partners, and any other Person who becomes a successor or additional General Partner of the Partnership as provided herein.

    "General Partner's Adjusted Capital Contribution" means the Capital Contribution of the General Partner plus all Net Income thereafter allocated to the account of the General Partner minus (a) all Net Loss thereafter allocated to the account of the General Partner, and (b) any cash or property thereafter distributed to (or for the benefit of) the General Partner. Payments of salaries, bonuses or expenses to a General Partner by the Partnership shall not affect such General Partner's Adjusted Capital Contribution.

    "General Partner Interest" means a General Partner's entire ownership interest in the Partnership.

    "General Partner Percentage" means a percentage determined by dividing a General Partner's Adjusted Capital Contribution by the Adjusted Capital Contributions of all of the General Partners.

    "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

    "Limited Partners" means those persons who have executed this Agreement and whose names are set forth in the books and records of the Partnership as being Limited Partners, and any other person who becomes a Limited Partner of the Partnership as provided herein.

    "Limiteds" means those persons whose names are set forth in the books and records of the Partnership as being the Limited Partners and the Subordinated Limited Partners, and any other person who becomes a Limited of the Partnership as provided herein.

    "Missouri Act" means the Missouri Revised Uniform Limited Partnership Act, as amended from time to time.

    "Net Income or Net Loss" means, with respect to any fiscal period, the net income or the net loss of the Partnership, determined in accordance with generally accepted accounting principles; provided, however, there shall be excluded from such net income or net loss any unrealized gains or losses on securities held (whether at the discretion of the Partnership or otherwise) by the Partnership (or by any entity whose financial statements are consolidated with the financial statements of the Partnership) as a hedge against fixed rate borrowings (as opposed to other securities held by the Partnership [or by any entity whose financial statements are consolidated with the financial statements of the Partnership] as inventory for resale in the ordinary course of business).

    "Notice" means a writing, containing the information required by this Agreement to be communicated to a party, delivered personally or sent by U.S. mail, postage prepaid, to such party at the last known address of such party as shown on the records of the Partnership, the date of personal delivery or the date of mailing thereof being deemed the date of receipt thereof.

    "Partner" means any General Partner or Limited.

    "Partnership" means the limited partnership formed by this Agreement by the parties hereto, as said limited partnership may from time to time be constituted.

    "Partnership Minimum Gain" means, for Partnership tax purposes, as set forth in Treasury Regulations Section 1.704-1(b)(4)(iv)(c), the amount of gain, if any, that would be realized by the Partnership if it were to sell or dispose of (in a taxable transaction) property subject to a non-recourse liability of the Partnership, in full satisfaction of such liability.

    "Person" means a natural person, partnership, limited partnership (domestic or foreign), trust, estate, association or corporation.

    "Profits and Losses For Tax Purposes" means, for Partnership accounting and tax purposes, the various items set forth in Section 702(a) of the Internal Revenue Code and all applicable regulations or any successor law, and shall include, but not be limited to, each item of income, gain, deduction, loss, preference or credit.

    "Subordinated Limited Partners" means those persons who have executed this Agreement and whose names are set forth in the books and records of the Partnership as Subordinated Limited Partners, and any other person who becomes a Subordinated Limited Partner of the Partnership as provided herein.

     "Valuation Date" means as of the last Friday of each month except for the month of December in which case it means as of the last day of the month.


                                   ARTICLE TWO
                    CONTINUATION, NAME AND OFFICE, PURPOSES,
                              TERM AND DISSOLUTION,
                         REGISTERED AGENT, PARTNER LIST

    2.1  Continuation.

    The parties hereto hereby continue the Partnership as a limited partnership pursuant to the provisions of the Missouri Act.

    2.2  Name, Place of Business and Office.

    The Partnership shall be conducted under the name of "The Jones Financial Companies, a Limited Partnership". The principal office and place of business shall be 201 Progress Parkway, Maryland Heights, Missouri 63043. The

General Partners may at any time change the location of such principal office. Notice of any such change shall be given to the Partners on or before the date of any such change.

    2.3  Purposes.

    The purposes of the Partnership shall be to act as a limited partner in Edward D. Jones & Co., L.P., ("EDJ") to act as a general partner, limited partner, guarantor, stockholder or holding partnership for any other limited partnership, general partnership, corporation or other entity and to engage in such other activities as may be approved by the General Partners.

    2.4  Term and Dissolution.

    A. The Partnership shall continue in full force and effect until December 31, 2087, or until dissolution prior thereto upon the happening of any of the following events:

         (i) The sale of all of the assets of the Partnership;

         (ii) An Event of Withdrawal of a General Partner if no General Partner remains; or

         (iii)   The dissolution of the Partnership by the General Partners.

    B. Upon dissolution of the Partnership, the General Partners shall cause the cancellation of the Partnership's Certificate of Limited Partnership, liquidate the Partnership's assets and apply and distribute the proceeds thereof in accordance with Section 8.2 hereof.

    2.5  Registered Office and Agent.

    The name and address of the Registered Agent and Registered Office for service of process on the Partnership are as set forth in the Certificate of Limited Partnership.

    2.6  Amendment to Certificate of Limited Partnership.

    The Certificate of Limited Partnership shall be amended within thirty days of the admission or withdrawal of a General Partner.


                                  ARTICLE THREE
                              PARTNERS AND CAPITAL

    3.1  General Partners.

    A. The name, last known mailing address and current Capital Contribution of each General Partner are reflected in the books and records of the Partnership.

    B. Any General Partner, in addition to being a General Partner, may also become a Limited by complying with the provisions of Section 3.4 hereof. In such event, said General Partner shall have all the rights and powers and be subject to all the restrictions of a General Partner, except that, in respect to its Capital Contribution as a Limited, he shall have the rights against the other Partners which he would have had if he were not also a General Partner.

    C. Any General Partner may, with the consent of the Managing Partner, increase his Capital Contribution from time to time. Such increased Capital Contribution shall be made in such manner and at such time as determined by the Managing Partner and the General Partner Percentages shall be appropriately adjusted and transferred. All such changes shall be reflected in the books and records of the Partnership.

    3.2  Admission of Additional General Partners.

    A. The Managing Partner may at any time designate additional General Partners with such interest in the Partnership as the Managing Partner and such additional General Partners may agree upon. The additional General Partner shall make his Capital Contribution to the Partnership in such manner and at such time as determined by the Managing General Partner and the General Partner Percentages shall be appropriately adjusted and transferred. All such changes shall be reflected in the books and records of the Partnership. The Managing Partner may admit additional General Partners to the Partnership at any time without the consent of any current General Partner or Limited.

    B. Each additional General Partner shall agree, as a condition to becoming an additional General Partner, to be bound by the terms and provisions of this Agreement and any other agreement (including cash subordination agreements) as deemed appropriate by the Managing Partner.

    3.3  Limiteds.

    A. There shall be two classes of Limiteds, namely, Limited Partners and Subordinated Limited Partners. The name, last known mailing address and current Capital Contribution of each Limited Partner are reflected in the books and records of the Partnership. The name, last known mailing address and current Capital Contribution of each Subordinated Limited Partner are reflected in the books and records of the Partnership.

    B. Each Limited Partner shall be paid 7-1/2% per annum, on the principal amount of his Capital Contribution. Such payments shall be made yearly or more frequently, as determined by the Managing Partner. All such payments shall be treated as guaranteed payments.

    3.4  Admission of Limiteds.

    A. The Managing Partner is authorized to admit to the Partnership Limiteds who may be admitted as Limited Partners or as Subordinated Limited Partners, at the discretion of the Managing Partner.

    B. The Capital Contributions of the Limiteds shall be made in such manner and at such time as determined by the Managing Partner. All such changes shall be reflected in the books and records of the Partnership.

    C. Each Limited shall agree, as a condition to becoming a Limited, to be bound by the terms and provisions of this Agreement and any other agreements (including cash subordination agreements) as deemed appropriate by the Managing Partner.

    3.5  Partnership Capital.

    A. The total capital of the Partnership shall be the aggregate amount of the Capital Contributions of the Partners as provided for herein.

    B. Except as provided herein, or as otherwise determined by the Managing Partner, no Partner shall be paid interest on any Capital Contribution to the Partnership.

    C. Except as otherwise provided herein, prior to dissolution of the Partnership, no Partner shall have the right to demand the return of his Capital Contribution. No Partner shall have the right to demand and receive property other than cash in return for his Capital Contribution.

    D. The General Partners shall have no personal liability for the repayment of the Capital Contribution of any Limited.

    3.6  Liability of Limiteds.

    A Limited shall only be liable to make the payment of his Capital Contribution. Except as provided in the Missouri Act, no Limited shall be liable for any obligations of the Partnership. After his Capital Contributions shall be paid to the Partnership, no Limited shall be required to make any further Capital Contribution or lend any funds to the Partnership, except as otherwise expressly provided in this Agreement..

    3.7  Participation in Partnership Business by Limiteds.

    No Limited (except one who may also be a General Partner, and then only in his capacity as a General Partner) shall participate in or have any control over the Partnership business (except as required by law) or shall have any authority or right to act for or bind the Partnership. The Limiteds hereby consent to the exercise by the Managing Partner and the General Partners of the powers conferred on them by this Agreement.

    3.8  Priority Among Limiteds.

    Priorities as between classes of Limiteds as to distributions are set forth in Article Eight hereof.


                                  ARTICLE FOUR
                RIGHTS, POWERS AND DUTIES OF THE GENERAL PARTNERS

    4.1  Authorized Acts; Management and Control.

    A. Subject to the other provisions set forth below, the General Partners have the exclusive right to manage the business of the Partnership and are hereby authorized to take any action (including, but not limited to, the acts authorized by Section 4.1C below) of any kind and to do anything and everything in accordance with the provisions of this Agreement.

    B. John W. Bachmann is hereby designated by the General Partners as the Managing Partner of the Partnership. As the Managing Partner he shall serve as Chairman of the Executive Committee. As Managing Partner, he shall have the absolute right (subject to Section 4.4C hereof) to manage the business of the Partnership on behalf of the General Partners and is hereby authorized to take on behalf of the Partnership and the General Partners any action

(including, but not limited to, the acts authorized by Section 4.1C below) of any kind and to do anything and everything in accordance with the provisions of this Agreement. The Managing Partner shall have all the rights, powers and duties usually vested in the managing partner of a partnership including the administration of this Partnership's business and the determination of its business policies and he shall control the management and conduct of all of the business transacted by the Partnership. In particular, but not in limitation of the foregoing, the Managing Partner for, in the name and on behalf of, the Partnership and the General Partners is hereby specifically authorized (i) to admit to the Partnership any General Partner or Limited; (ii) to dismiss (in accordance with Section 6.2 hereof) from the Partnership any General Partner or Limited; (iii) to determine the General Partner's Adjusted Capital Contribution (and the related General Partner Percentage) that each General Partner (including the Managing Partner) shall be entitled to maintain; (iv) to determine the guaranteed draw (described in Section 4.5A hereof) to be paid to each General partner (which guaranteed draw shall be set forth on a list to be maintained in the Managing Partner's office which list shall be available for inspection by the General Partners; (v) to fix the Capital Contribution that each Limited shall be entitled to maintain; (vi) to determine all amounts, if any, to be distributed to the Limiteds pursuant to Section 8.5 hereof; (vii) to convey title to any assets of the Partnership; and (viii) to execute all documents (including, but not limited to, any loan documents or guarantees) on behalf of the Partnership.

    C. The General Partners for, in the name and on behalf of, the Partnership are hereby authorized to take any and all actions, and to engage in any kind of activity and to perform and carry out all functions of any kind necessary to, or in connection with, the business of the Partnership (including but not limited to): (i) executing any instruments on behalf of the Partnership; (ii) acquiring or selling assets of the Partnership;
(iii) entering into loans, guarantees in connection with the business of the Partnership; (iv) acting as a partner or shareholder of, or adviser to, any other organization; (v) contributing capital, as a limited partner or as a general partner, or purchasing other securities in or otherwise investing in EDJ or any other limited partnership, general partnership, corporation or other entity and taking all actions required as a partner, shareholder or investor in any such entity.

    D. The special authority granted herein to the Managing Partner shall not be construed to restrict the authority of any General Partner to act as the agent of the Partnership and to execute instruments in the Partnership name for the purpose of carrying on the ordinary business of the Partnership.

    E. The Managing Partner may delegate to any General Partner the authority from time to time to execute documents or otherwise exercise the authority of the Managing Partner, but such authority shall not include the authority to increase the capital or change the business policies of the Partnership unless such authority is expressly and specifically granted in writing to such General Partner.

    F. Whenever authority is herein conferred upon the Managing Partner or the General Partners, any person, other than a General Partner, dealing with the Partnership may rely conclusively upon the authority and signature of the Managing Partner or any one other General Partner to exercise such authority without determining that such Managing Partner or such General Partner is acting with the approval of the other General Partners. In addition, third parties dealing with the Partnership may rely upon the certification of the Managing Partner or any other General Partner as to the continued existence of the Partnership, the identity of its current Partners and the authority of any Partner to execute any document.

    4.2  Restrictions on Authority of the Managing Partner and Executive
Committee.

    In the event that a meeting of General Partners is called by the General Partners in accordance with Section 5.1 hereof to vote upon the removal of the Managing Partner or an Executive Committee member, neither the Managing Partner nor the Executive Committee shall from the time of notice of such meeting until after adjournment thereof: (i) change the General Partner Percentage of any General Partner or (ii) admit or dismiss any General Partner as a Partner.

    4.3  Removal or Dismissal of Certain Partners.

    The Managing Partner may be removed from such office and any General Partner may be dismissed as a General Partner (in accordance with Section 6.2 hereof) by a vote of General Partners holding a majority of the General Partner Percentages in the Partnership.

    4.4  Executive Committee.

    A. An Executive Committee is hereby created consisting of the Managing Partner and nine (9) additional General Partners. Among the purposes of the Executive Committee is to provide counsel and advice to the Managing Partner in discharging his functions.

    B.   Each member of the Executive Committee shall have one vote.

    C. Upon the majority vote of the Executive Committee, the Executive Committee may override any determination made by the Managing Partner as to
(i) the General Partner's Adjusted Capital Contribution (and the related General Partner Percentage) that each General Partner (including the Managing Partner) shall be entitled to maintain, (ii) the admission of a new General Partner and (iii) the dismissal of a General Partner.

    D. Upon the majority vote of the Executive Committee, the Managing Partner may be removed from his office as the Managing Partner. Upon the majority vote of the Executive Committee a new Managing Partner may be elected whenever the office of Managing Partner is vacant.

    E. At any time during which there is no Managing Partner the Executive Committee shall succeed to all of the powers and duties of the Managing Partner.

    F. The Managing Partner shall have the right to appoint and dismiss any member of the Executive Committee; provided however that the Managing Partner shall not have the right to dismiss any member of the Executive Committee from the time Notice is given of a meeting of the Executive Committee until the adjournment thereof if the purpose of such meeting is to vote upon one or more of the matters set forth in Sections 4.4C or 4.4D hereof.

    G. By a vote of the General Partners holding a majority of the General Partner Percentages in the Partnership, the General Partners may remove any Executive Committee member from his position as an Executive Committee member and elect in his place a new Executive Committee member.

    H. If the General Partners remove any Executive Committee member from his position as an Executive Committee member, the Managing Partner may not appoint such removed Executive Committee member to the Executive Committee for a period of six (6) months thereafter. Any Executive Committee member elected to the Executive Committee by a vote of the General Partners may not be dismissed as an Executive Committee member by the Managing Partner.

    I. A meeting of the Executive Committee shall be held (i) at any time on call of the Managing Partner after one (1) day's Notice has been delivered to the Executive Committee members or (ii) on at least ten (10) day's Notice in advance to the Executive Committee members, jointly signed by any two (2) Executive Committee members, specifying the date, place, hour and purpose of the meeting.

    4.5  Guaranteed Draw; Time and Effort; Independent Activities.

    A. Each General Partner shall receive a guaranteed draw for his services as determined by the Managing Partner in his sole discretion. Such guaranteed draw shall be treated by the Partnership as a guaranteed payment. Such guaranteed draw shall be reduced by any net commissions earned by any such General partner (and paid to such General Partner by EDJ) who is principally engaged in the sale of securities to the public. If any such General Partner who is principally engaged in the sale of securities to the public at EDJ incurs any reasonable expenses through usual and ordinary means of generating the sales upon which such General Partner is entitled to receive commissions from EDJ, then such General Partner must personally and individually pay, without reimbursement from the Partnership or from EDJ, such expense but such General Partner shall be entitled to deduct such expenses on his personal income tax return.

    B. Each General Partner shall devote his entire time, energy, skill and ability to the duties of operating the Partnership and the entities it owns. General Partners shall not engage in outside business activities without the prior written consent of the Managing Partner. Each General Partner agrees not to use the name or property of the Partnership or any entity it owns for his own private business, nor for any purpose whatsoever except those that may be incidental to the conduct and management of the Partnership, nor shall any General Partner use the name of the Partnership or any entity it owns for the use or accommodation of any other person. No General Partner shall incur any obligation in the name of the Partnership or transfer Partnership property except in connection with Partnership business.

    C. Each General Partner agrees that he will not, without the written consent of the Managing Partner (i) become a guarantor or surety for any person, firm or corporation; (ii) in the name of the Partnership or any entity it owns or in his own name buy or sell stocks, securities or commodities on margin, either for the account of the Partnership or for his own account; or
(iii) pledge or hypothecate any of the property of the Partnership or any entity it owns for any purpose whatsoever.

    D. Each General Partner shall submit annually for inspection a copy of his personal federal income tax return to the independent accountants selected by the Managing Partner.

    E. Each Partner is expected, and it is regarded as such Partner's duty, to supplement expenses reimbursable to such Partner by the Partnership by additional expenditures of such Partner's personal funds in the furtherance of the Partnership's business which expenditures such Partner shall be entitled to deduct on his personal income tax return; in this connection, as deemed appropriate under the circumstances, such additional expenditures have included in the past and shall include in the future, but shall not be limited to
(a) subscribing to professional journals, (b) maintaining active memberships in professional associations, other associations, luncheon clubs and other clubs where the Partner will have an opportunity to further the development of, and to maintain the Partnership's relationship with, its customers, (c) providing space and facilities in the Partner's home in order that the Partner may work on the Partnership's business while at home, (e) providing for transportation to customers' offices, (f) entertaining customers and prospective customers and
(g) continuing the Partner's business-related education, including attendance at seminars and obtaining advanced educational degrees.

    4.6  Duties and Obligations of the Managing Partner.

    A. The Managing Partner shall prepare (or cause to be prepared) and file such amendments to this Agreement or any certificate of limited partnership as are required by law or as he deems necessary to cause this Agreement or any certificate of limited partnership to reflect accurately the agreement of the Partners, the identity of the Limiteds or the General Partners and the amounts of their respective Capital Contributions.

    B. The Managing Partner shall prepare (or cause to be prepared) and file such tax returns and other documents, as are required by law or as he deems necessary, for the operation of the Partnership.

    4.7  Liability for Acts and Omissions; Indemnification.

    Neither the Managing Partner nor any General Partner shall be liable, responsible or accountable in damages or otherwise to any of the Partners for, and the Partnership shall indemnify and save harmless the Managing Partner and any General Partner from any loss or damage incurred by reason of, any act or omission performed or omitted by him in good faith on behalf of the Partnership and in a manner reasonably believed by him to be within the scope of the authority granted to him by this Agreement and in the best interests of the Partnership, provided that the Managing Partner or the General Partner shall not have been guilty of gross negligence or gross misconduct with respect to such acts or omissions and, further, provided that the satisfaction of any indemnification and any saving harmless shall be paid out of and limited to Partnership assets and no Partner shall have any personal liability on account thereof.

    4.8  Dealing with an Affiliate.

    The Managing Partner may for, in the name of and on behalf of, the Partnership enter into such agreements, contracts or the like with any Affiliate of any General Partner or with any General Partner, in an independent capacity, as distinguished from his capacity (if any) as a Partner, to undertake and carry out the business of the Partnership as if such Affiliate or General Partner were an independent contractor; and the Managing Partner may obligate the Partnership to pay reasonable compensation for and on account of any such services.

                                  ARTICLE FIVE
                         MEETINGS AND VOTING OF PARTNERS

    5.1  Meetings of General Partners; Voting at Such Meetings.

    A. A meeting of General Partners shall be held (i) on the call of the Managing Partner after five (5) days Notice thereof has been delivered to the General Partners, or (ii) on at least 10 days Notice in advance to the General Partners, jointly signed by any five (5) General Partners, specifying the date, place, hour and purposes of the meeting.

    B. Except as otherwise expressly provided, at any meeting of the General Partners, each General Partner shall have voting power equal to his General Partner Percentage at the time of the meeting. A quorum for any purpose at any meeting of the General Partners shall exist if General Partners then holding more than 50% of the voting power of all General Partners are present or voting by proxy. Any General Partner may vote on any matter if not present in person, by general or specific written proxy given to another General Partner. No proxy shall be valid after two (2) months from the date of its execution. General Partners may participate in any meeting by means of conference telephone or similar communications equipment whereby all persons participating in such meeting can hear each other. Participation in a meeting in this manner shall constitute presence in person at the meeting.

    C. Unless otherwise permitted by the Managing Partner, the only matters to be voted upon by the General Partners at any meeting of the General Partners shall be those matters set forth in Sections 4.3 and 4.4 hereof.

    5.2  Percentage of Voting Power for Partnership Decisions.

    A. Except as otherwise specifically provided in this Agreement, the affirmative vote of more than 50% of the voting power of all General Partners shall determine all issues at any meeting of the General Partners.

    B. Any percentage of voting power of the General Partners required by this Agreement shall relate to the percentage of the total voting power of all General Partners entitled to vote on the issue and not to a percentage of the voting power of the General Partners present at a meeting.

    5.3  Robert's Rules to Govern.

    Except as otherwise specifically provided in this Agreement, all matters of parliamentary procedure at meetings of the General Partners shall be governed by Robert's Rule of order Revised. The Managing Partner may appoint a parliamentarian.

    5.4  Consent of General Partners in Lieu of a Meeting.

    A. Notwithstanding anything to the contrary contained in this Agreement, any action required or permitted by this Agreement to be taken at any meeting of the General Partners may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by Partners having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of the Partners.

    B. Prompt Notice of the taking of any action pursuant to this Section 5.4 by less than unanimous written consent of the General Partners shall be given to those General Partners who have not consented in writing.

                                   ARTICLE SIX
                        EVENT OF WITHDRAWAL OF A PARTNER

    6.1  Voluntary Event of Withdrawal.

    Any General Partner shall have the right to retire or voluntarily withdraw from the Partnership upon 30 days prior written notice to the Managing Partner. In the event that there is only one General Partner, he shall give notice to the Limiteds of his intent to withdraw from the Partnership at least 30 days prior to the date of withdrawal. Any Limited shall have the right to retire or voluntarily withdraw from the Partnership upon six (6) months prior written notice to the Managing Partner.

    6.2  Withdrawal Upon Request.

    The Managing Partner or any number of General Partners holding in the aggregate a majority of the General Partner Percentages, may request in writing that any Partner withdraw from the Partnership, and each Partner agrees that he will so withdraw within 30 days of the receipt of such request.

    6.3  Return of Capital and Purchase of Interest.

    A. In the event of any withdrawal by a Limited from the Partnership, pursuant to Sections 6.1 or 6.2 hereof, there shall be returned (subject to the provisions of Section 6.7 hereof) to the withdrawing Limited, within six (6) months after the actual date of his withdrawal, his Capital Contribution to the Partnership. In addition, such Limited shall receive (within 75 days after the actual date of his withdrawal) his pro rata share of any cash distributions to which he was entitled as set forth in Section 8.1 hereof, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month. Until a Limited Partner's Capital Contribution is returned to him, he shall continue to receive all sums due him pursuant to Section 3.3B hereof.

    B. In the event of any withdrawal by a General Partner from the Partnership, pursuant to Section 6.1 or 6.2 hereof (and subject to the provisions of Section 6.7 hereof), the remaining General Partners, or any of them shall have the option to purchase the General Partner Interest (including his Frozen Appreciation Amount) of the withdrawing General Partner, subject to the approval of the Managing Partner. Such purchases shall be consummated within 60 days after the actual date of such withdrawal. The price of the General Partner Interest of the withdrawing General Partner shall be the value (as shown on the books of the Partnership) of his Frozen Appreciation Amount plus the value of such General Partner's Adjusted Capital Contribution, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month. Goodwill, if any, and the Partnership name shall not be deemed assets or as having any property value in making the foregoing calculation. In addition, any withdrawing General Partner shall receive (within 75 days after the actual date of his withdrawal) his pro rata share of any cash distributions to which he is entitled as set forth in Section 8.1 hereof, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month. Any General Partner Interest (including his Frozen Appreciation Amount) not purchased by the remaining General Partners within such 60 day period shall be converted (as of the actual date of his withdrawal) to that of a Subordinated Limited Partner interest and shall be redeemed by the Partnership within one (1) year, the specific date to be determined by the Managing Partner. Upon the conversion of a General Partner's Interest to that of a Subordinated Limited Partner, the General Partner Percentages of the remaining General Partners shall be recalculated (as of the actual date of withdrawal) on the same relative basis so as to aggregate 100% (and the related General Partner Adjusted Capital Contributions shall also be appropriately adjusted).

    6.4  Death of a Limited.

    In the event of the death of any Limited, the Capital Contribution of such deceased Limited shall be returned (subject to the provisions of Section 6.7 hereof) to his estate within six (6) months after the actual date of death of the Limited. In addition such Limited's estate shall receive (within 75 days after the actual date of death of the Limited) the Limited's pro rata share of any cash distributions to which such deceased Limited was entitled as set forth in Section 8.1 hereof, calculated as of the previous Valuation Date if such withdrawal takes place on or prior to the 15th day of a month or calculated as of the next Valuation Date if such withdrawal takes place on or after the 16th day of a month. Until a deceased Limited's Capital Contribution is returned to his estate, his estate shall continue to receive all sums which would have been due to such Limited pursuant to Section 3.3B hereof. As stated herein, all such payments shall be made to the estate of the deceased Limited unless the Partnership has received evidence, satisfactory to the Partnership, in its sole discretion, that such payments should be made to some other entity or person.

    6.5  Death or Disability of a General Partner.

    A. In the event of the death of a General Partner, the interest of the deceased General Partner in the Partnership shall terminate as of such date. The General Partner Interest (including his Frozen Appreciation Amount) of the deceased General Partner shall be treated in the same manner as that of a withdrawing General Partner pursuant to Section 6.3B hereof and subject to the provisions of 6.7 hereof with payment therefor being made, however, to the estate of the deceased General Partner. As stated herein, all such payments shall be made to the estate of the deceased General Partner unless the Partnership has received evidence, satisfactory to the Partnership, in its sole discretion, that such payments should be made to some other entity or person.

    B. In the event of full or partial disability (as determined in the absolute discretion of the Managing Partner) of a General Partner under age 65 due to illness, accident, or injury, such General Partner shall be entitled to receive his normal share of Partnership Net Income notwithstanding his inability to perform his normal work functions, for a period of up to six (6) full months following the date he suffered the disability. If the disability shall continue for a period greater than six (6) months but less than one (1) year, then during such period of time the disabled General Partner shall be entitled to receive one-half (1/2) of his normal share of Partnership Net Income. If the disability shall continue for a period greater than one (1) year in length, then the disabled General Partner must terminate his status as a General Partner, unless otherwise directed by the Managing Partner. In event of termination, the General Partner Interest (including his Frozen Appreciation Amount) of the disabled General Partner shall be treated in the same manner as that of a withdrawing General Partner pursuant to Section 6.3B hereof.

    6.6  General Partner Interest - 56th Birthday.

    A General Partner shall not acquire any additional General Partner Interest after he reaches his 56th birthday. His General Partner Interest (including his Frozen Appreciation Amount) as it exists on his 56th birthday is his "Retiring Interest." On the first day of the calendar year following the year in which a General Partner's 56th birthday falls and on the first day of each subsequent calendar year, the General Partner shall sell 1/10th of this Retiring Interest to such other General Partners who have not attained 56 years of age, who are willing to purchase such additional interest, and who have received approval from the Managing Partner to make such purchase. The sale price of the Retiring Interest shall be determined in the same manner as set forth in Section 6.3B hereof. Upon payment of the sales price to the selling General Partner by the purchasing General Partner, the books of the Partnership shall be adjusted as of the effective date of sale to show the appropriate reductions and increases in the General Partner Adjusted Capital Contributions (and related General Partner Percentages) of the selling and purchasing General Partners. Notwithstanding any other provisions of this Section to the contrary, the Managing Partner may exempt any General Partner from the application of this Section or modify the terms of the sale of any Retiring Interest as he deems advisable.

    6.7  Restriction on Capital Contribution Return.

    It is understood and agreed that the Capital Contributions of the Partners to the Partnership will be used, in part, by the Partnership as part of the Partnership's capital contribution to EDJ, a brokerage firm (which is regulated by the Securities and Exchange Commission and the New York Stock Exchange and other regulatory agencies), and that in order for the Partnership to return to any Partner his Capital Contribution (or any part thereof), the Partnership will have to obtain such funds from EDJ. Therefore, notwithstanding any other provision contained in this Agreement to the contrary, without the written consent of the Managing Partner, no Partner shall have returned to him (under any provision of this Agreement) his Capital Contribution or his General Partner's Adjusted Capital Contribution, if after giving effect thereto, the Partnership or any Affiliate thereof (including, but not limited to, EDJ) would, if such payment had been made directly by EDJ, be in violation of (i) any rule of the New York Stock Exchange Inc., (ii) any rule issued under the Securities Exchange Act of 1934, any agreement (cash subordination or otherwise) which has been entered into by the Partnership or any Affiliate thereof (including, but not limited to, EDJ) or (iv) any other law, rule or regulation to which the Partnership or any Affiliate thereof (including, but not limited to, EDJ) is subject. In the event there is returned to any Partner all or any portion of his Capital Contribution or his General Partner's Adjusted Capital Contribution and because of such return the Partnership or any Affiliate thereof (including, but not limited to, EDJ) violated any of the aforementioned rules, agreements or regulations, then such Partner hereby irrevocably agrees (whether or not such Partner had any knowledge or notice of such facts at the time of such return) to repay to the Partnership, its successors or assigns, the sum so returned to such Partner to be held by the Partnership pursuant to the provisions hereof as if such return had never been made; provided, however, that any suit for the recovery of any such return must be commenced within two years of the date of such return.

    6.8  Liability of a Withdrawn General Partner.

    If on the Event of Withdrawal of a General Partner the business of the Partnership shall continue, the General Partner who shall have withdrawn shall be and remain liable for all obligations and liabilities incurred by him as General Partner prior to such Event of Withdrawal, but he shall be free of any obligation or liability incurred on account of the activities of the Partnership from and after the time of such Event of Withdrawal.

    6.9  Effect of Event of Withdrawal.

    Upon the withdrawal (by reason of death or otherwise) of a Partner the Partnership shall not dissolve and the business of the Partnership shall be continued by the remaining General Partners.


                                  ARTICLE SEVEN
                      TRANSFERABILITY OF PARTNER INTERESTS

    7.1  Restrictions on Transfer.

    A. Each Partner agrees that he will not sell, pledge exchange, transfer or assign his interest in the Partnership to any Person without the express written consent of the Managing Partner.

    B. Each Partner agrees that he will not sell or exchange any of his interest in the Partnership if the interest sought to be sold or exchanged, when added to the total of all other Partner interests sold or exchanged within the period of 12 consecutive months prior thereto, would, in the opinion of counsel for the Partnership, result in the Partnership being considered to have been terminated within the meaning of Section 708 of the Internal Revenue Code (or any successor statute).

    C. Each Limited agrees that he will not sell, exchange, transfer or assign any of his interest in the Partnership unless, if required by the Partnership, the Partnership has received an opinion of counsel, satisfactory to the Partnership, that such transfer or assignment may be effected without registration of the Limited's interest under the Securities Act of 1933 or under any applicable state securities law.

    D. Except as otherwise expressly provided in this Agreement, the death or withdrawal of a Partner shall terminate (as of such date) all his interest in the Partnership and neither the estate of a deceased Partner nor any other third party shall become or have any rights as a Partner.

    E. Any sale, exchange, assignment or other transfer in contravention of any of the provisions of this Section 7.1 shall be void and ineffectual and shall not bind or be recognized by the Partnership.

    7.2  Substituted Limited Partners.

    No Limited shall have a power to grant the right to become a substituted Limited to an assignee of any part of such Limited's Partnership Interest.

                                  ARTICLE EIGHT
                          DISTRIBUTIONS AND ALLOCATIONS

    8.1  Distribution of Net Income.

    A. All Net Income, if any, of the Partnership for each calendar year (except for Net Income generated in any transaction in connection with the dissolution and liquidation of the Partnership) shall be distributed in the following order of priority:

         (i) Each Limited Partner shall be paid at least annually (with respect to such Limited Partner's Capital Contribution), from time to time, a total amount of cash equal to the product of Net Income times a percentage, calculated annually, which shall equal the product of the following three factors: (a) one-fourth of one percent (.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of the General Partners' Adjusted Capital Contributions multiplied by (c) the quotient of the total Capital Contribution of the respective Limited Partner divided by $25,000. This calculation of percentage of participation shall be made at the end of each calendar year and used in distributing Net Income earned during the following year. Notwithstanding the foregoing, for the year 1987 each Limited Partner shall be paid (with respect to such Limited Partner's Capital Contribution) a total amount of cash equal to the product of Net Income times a percentage which shall equal the product of the following three factors: (a) one-fourth of one percent (.0025) multiplied by (b) the quotient of $1,900,000 divided by $24,251,182 multiplied by (c) the quotient of the total Capital Contribution of the respective Limited Partner divided by $25,000.

         (ii) Each Subordinated Limited Partner shall be paid, from time to time, a total amount of cash in each year equal to the product of (a) the then remaining Net Income times (b) a percentage derived by the following formula: (x) 50% of the Capital Contribution of the Subordinated Limited Partner (excluding any undistributed Net Income allocated to the Subordinated Limited Partner) divided by (y) the sum of (aa) 50% of the Capital Contributions of all the Subordinated Limited Partners plus (bb) the Adjusted Capital Contributions of the General Partners (less any Net Income allocated to the General Partners which is not scheduled to be retained by the Partnership). In the event the Capital Contribution of a Subordinated Limited Partner has been reduced by the operation of Section 8.1B hereof (the "Reduced Amount"), then each Subordinated Limited Partner shall have right to make additional cash Capital Contributions to the Partnership from any cash to be distributed to such Subordinated Limited Partner pursuant to this Section 8.lA(ii) up to the Reduced Amount.

         (iii) There shall be set apart a sum equal up to 8% of the remaining Net Income. Of such 8%, if any is set apart, there shall be distributed 62.5% thereof among the General Partners on the basis of individual merit as determined by the Managing Partner. Of such 8%, if any is set apart, there shall be distributed 37.5% thereof among the General Partners on the basis of individual need as determined by the Managing Partner.

         (iv) It is intended that a sum equal to 30% of the remaining Net Income will be retained by the Partnership as capital and shall be credited to the Adjusted Capital Contributions of the General Partners in a proportion equal to their then respective General Partner Percentages.
    Such amount shall not be withdrawn by the General Partners.
    Notwithstanding the foregoing, the decision of whether to make this retention of capital in accordance with this Section or whether to vary the amount of capital to be retained in any given year, is vested in the Managing Partner, and it is agreed that his decision in this matter shall be final.

         (v) The balance of the Net Income remaining, if any, shall be distributed among the General Partners in proportions to their General Partner Percentages.

    B. In any year in which there is a Net Loss and the Partnership is not dissolved and liquidated in accordance with Section 8.2 hereof, such Net Loss, on the books of the Partnership, shall be borne by the Subordinated Limited Partners to the extent as set forth in the formula described in Section 8.lA(ii) hereof and the balance shall be borne by the General Partners in proportion to their respective General Partner Percentages. Any such Net Losses borne by the Subordinated Limited Partners shall only be applied against and reduce their respective Capital Contributions. The total amount of all such Net Losses to be borne by the Subordinated Limited Partners may never exceed the total amount of the Capital Contributions of the Subordinated Limited Partners as shown on the books of the Partnership.

    C. Notwithstanding the foregoing, where losses are caused by the willful neglect or default, the gross negligent conduct, or the intentional negligent conduct of any Partner, those net cash losses shall be borne solely and made good by the Partner so causing the net cash loss.

    D. Notwithstanding any other provision of this Agreement to the contrary, the aggregate interest of the General Partners in each material item of Partnership income, gain, loss, deduction, preference or credit shall be equal to at least one percent (1%) of each such item at all times during the existence of the Partnership.

    8.2  Distributions Upon Dissolution.

    A. Upon the dissolution of the Partnership as a result of the occurrence of any of the events set forth in Section 2.4 hereof, the Managing Partner shall proceed to liquidate the Partnership, and the proceeds of liquidation (the "Proceeds of Liquidation") shall be applied and distributed in the following order of priority:

         (i) To the payment of debts and liabilities of the Partnership, including the expenses of liquidation.

         (ii)    To the payment of any accrued but unpaid amounts due under
    Section 8.1 hereof.

         (iii) To the repayment of the Capital Contributions of the Limited Partners.

         (iv) To the repayment of the Capital Contributions of the Subordinated Limited Partners.

         (v) To the repayment of the General Partners' Adjusted Capital Contributions.

         (vi) The balance of the Proceeds of Liquidation, if any, shall be distributed to the General Partners in proportion to their respective General Partner Percentages.

    B. Notwithstanding the foregoing, in the event the Managing Partner shall determine that an immediate sale of part or all of the Partnership assets would cause undue loss to the Partners, the Managing Partner, in order to avoid such loss, may, after having given Notice to all the Limiteds, either defer liquidation of, and withhold from distribution for a reasonable time, any assets of the Partnership except those necessary to satisfy the Partnership debts and obligations, or distribute the assets to the Partners in kind.

    C. Net Income generated by transactions in connection with the dissolution and liquidation of the Partnership shall be allocated in accordance with Section 8.2A hereof.

    8.3  Distribution of Frozen Appreciation Amount.

    Notwithstanding the provisions of Section 8.1 or 8.2 hereof, in the event any tract of Real Estate or any Exchange Seat is sold, then there shall be distributed from the net proceeds of such sale (prior to making any distributions pursuant to the provisions of Section 8.1 or 8.2 hereof) to each General Partner an amount equal to his Frozen Appreciation Amount with respect to such tract of Real Estate or Exchange Seat. The balance of any proceeds resulting from any such sale shall then be distributed in accordance with Sections 8.1 or 8.2 hereof or shall otherwise be used or retained by the Partnership as provided herein.

    8.4  Sale of Assets to Third Party.

    A. In the event the Partnership shall sell or otherwise dispose of, at one time, all, or substantially all, of its assets (a "Sale") to any one Person or to any one Person and its Affiliates and the Partnership is thereafter liquidated within 180 days, then the provisions of this Section 8.4 shall be applicable with respect to the order of priority of distribution of the Proceeds of Liquidation.

    B. For the purposes of this Section 8.4 the term "substantially all" shall be deemed to mean assets of the. Partnership representing 80% or more of the net book value of all of the Partnership's assets determined as of the end of the most recently completed fiscal year.

    C.   Prior to making any payments to the General Partners pursuant to
Section 8.2A(vi) hereof (but after making all other payments required by Section 8.2A and all payments required by Section 8.3 hereof) the Partnership shall distribute: (i) to the Limited Partners a percentage of the Premium (as hereinafter defined) equal to the same percentage of the Net Income of the Partnership which the Limited Partners shall receive (pursuant to Section 8.lA hereof) from the Partnership for the current fiscal year of the Partnership; and (ii) to the Subordinated Limited Partners an amount equal to the product of the Premium (remaining after the payment required by Section 8.4C(i) hereof) times a fraction the numerator of which is the total Capital Contributions of the Subordinated Limited Partners (on the date of the Sale) and the denominator of which is (X) the total Capital Contributions of the Subordinated Limited

Partners (on the date of the Sale) plus (Y) the total of the Adjusted Capital Contributions of the General Partners (on the date of the Sale).

    D. "Premium" means the Proceeds of Liquidation remaining after the payment of the items set forth in Sections 8.2A(i), (ii), (iii), (iv) and (v) hereof.

    E. Any amounts payable to the Limiteds pursuant to this Section 8.4 shall be disbursed pro-rata to the Limiteds based on their Capital Contributions on the date of the Sale.

    F. Neither the Partnership nor the General Partners shall have any obligation to cause a Sale to occur.

    8.5  Other Sales or Dispositions to Third Party.

    In the event the Partnership, in a transaction (dealing with all or substantially all of the business of the Partnership) not covered by Section
8.4 hereof (but similar in scope to such a transaction), sells assets, merges or has a public offering, it is hereby stated that it is the intention of the General Partners that the Limiteds shall share in any "profit" or "premium" recognized from such transaction. Because it is impossible at this time to foresee all possible factual situations that may occur with respect to a given transaction, it is equally impossible to determine a fair, just and equitable formula at this time to distribute a portion such "profit" or "premium" to the Limiteds. It is stated, however, at this time, as a matter of policy of the Partnership that it is the intention of the General Partners to allow the Limiteds to share a portion of such "profit" or "premium" (assuming any "profit" or "premium" is also actually distributed to the General Partners) in a fair, just and equitable manner in.such amount, if any, as determined in the sole and absolute discretion of the Managing Partner at the time of such transaction. In making such determination of such amount, if any, the Managing Partner shall not be bound by the formula set forth in Section 8.4 hereof. Neither the Partnership nor the General Partners shall have any obligation, however, to cause such transaction to occur and no Limited shall have any right to bring any cause of action against the Partnership or its General Partners by reason of any statement made in this Section 8.5.

    8.6  Allocation of Profits and Losses for Tax Purposes.

    A. Except as provided in Sections 8.6B, C or D hereof, all Profits And Losses For Tax Purposes of the Partnership shall be allocated as follows:

         (i) In any calendar year in which the Partnership has a net profit for tax purposes, to the Partners with each Partner sharing therein in the proportion that Net Income distributed to the Partner and/or credited to the Adjusted Capital Contribution of the Partner bears to all Net Income of the Partnership for the calendar year.

         (ii) In any calendar year in which the Partnership has a net loss for tax purposes, first to the Subordinated Limited Partners with each Subordinated Limited Partner bearing an amount of loss to the extent set forth in the formula described in Section 8.lA(ii) hereof; provided, however, that the total amount of losses allocated to a Subordinated Limited Partner shall not reduce such Partner's Capital Account below zero (determined after taking into account all prior or contemporaneous cash distributions and all prior or contemporaneous allocations of income, gain, loss, deduction or credit and as determined at the close of the taxable year in respect of which such loss or deduction is to be allocated); and any remaining losses shall be allocated to the General Partners in proportion to their respective General Partner percentages.

    B. The Managing Partner is authorized to allocate Profits and Losses For Tax Purposes arising in any calendar year differently than otherwise provided for in this Section 8.6 to the extent that the Managing Partner determines, in his discretion, that such modifications are appropriate to cause the allocations to comply with the principles of Section 704 of the Internal Revenue Code and such modifications are in the overall best interests of the Partners. Any allocation made pursuant to this Section 8.6B shall be deemed to be a complete substitute for any allocation otherwise provided for in this Article Eight and no amendment of this Agreement or approval of any Partner shall be required.

    C. Notwithstanding any other provisions of this Agreement to the contrary, if the amount of any Partnership Minimum Gain at the end of any taxable year is less than the amount of such Partnership Minimum Gain at the beginning of such taxable year, there shall be allocated to any Partner having a negative Capital Account at the end of such taxable year (determined after taking into account any adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) gross income and gain (in respect of the current taxable year and any future taxable year) in an amount sufficient to eliminate such negative Capital Account in compliance with Treasury Regulations Section 1.704-1(b)(4)(iv)(e). Such allocation of gross income and gain shall be made prior to any other allocation of profits and losses for tax purposes. Any such allocation of gross income or gain pursuant to this Section 8.6C shall be in proportion with such negative Capital Accounts of the Partners and such allocations of gross income and gain shall be taken into account, to the extent feasible, in computing subsequent allocations of Profits and Losses For Tax Purposes of the Partnership so that the net amount of all items allocated pursuant to each Partner pursuant to this Article Eight shall, to the extent possible, be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Article Eight if the allocations made pursuant to the first sentence of this Section 8.6C had not occurred.

     D. Notwithstanding any other provisions of this Agreement to the contrary, except as provided in Section 8.6C hereof, if any Limited Partner or Subordinated Limited Partner receives any adjustment, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that reduces such Partner's Capital Account below zero or increases the negative balance in such Partner's Capital Account, gross income and gain shall be allocated to such Partner in an amount and manner sufficient to eliminate any negative balance in his Capital Account created by such adjustments, allocations, or distributions as quickly as possible in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(d). Any such allocation of gross income or gain pursuant to this Section 8.6D shall be in proportion with such negative Capital Accounts of such Partners. Any allocations of items of gross income or gain pursuant to this Section 8.6D shall (i) not duplicate any allocations of gross income or gain made pursuant to Section 8.6C hereof, and (ii) be taken into account, to the extent feasible, in computing subsequent allocations of Profits and Losses For Tax Purposes of the Partnership, so that the net amount of all items allocated to each Limited Partner and Subordinated Limited Partner pursuant to this Article Eight shall, to the extent possible, be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Article Eight if such adjustments, allocations or distributions had not occurred.

    E.   If and to the extent upon dissolution of the Partnership pursuant to
Section 2.4 hereof the allocations under Section 8.6A are inconsistent with the following provision, then such allocations shall be adjusted to conform to the following provision: income and gain (whether ordinary income, gain under Section 1231 of the Internal Revenue Code, or capital gain) from disposition of all remaining Partnership assets shall be allocated among the Partners so that the positive balance of each Partner's Capital Account is equal to the cash to be distributed to such Partner pursuant to Article 8.2 determined after all Capital Accounts have been adjusted to reflect the allocations of Profits and Losses For Tax Purposes of the Partnership and cash distributions made pursuant to Section 8.1 hereof.


                                  ARTICLE NINE
                           BOOKS, RECORDS AND REPORTS,
                         ACCOUNTING, TAX ELECTIONS, ETC.

    9.1  Books, Records and Reports.

    A. Proper and complete records and books of account shall be kept (or caused to be kept) by the Managing Partner in which shall be entered all transactions and other matters relative to the Partnership's business. The Partnership's books and records shall be prepared in accordance with generally accepted accounting principles, consistently applied. The books and records shall at all times be maintained at the principal office of the Partnership and shall be open for examination and inspection by the Partners or by their duly authorized representatives during reasonable business hours. In particular, the following books and records shall be kept:

         (i) a current list and a past list of the full name and last known mailing address of each Partner, specifying the General Partners and the Limited Partners and the Subordinated Limited Partners, in alphabetical order, including the date of admission or withdrawal of each Partner. To the extent provided by the Missouri Act, these lists shall be provided to the Secretary of State of Missouri, without cost, upon his written request;

         (ii) a copy of the Certificate of Limited Partnership and all Certificates of Amendment thereto, together with executed copies of any Powers of Attorney pursuant to which any Certificate has been executed;

         (iii) copies of the Partnership's federal, state and local income tax returns and reports, if any, for the three most recent fiscal years; and

         (iv) copies of any written Partnership Agreements in effect and any financial statements of the Partnership for the three most recent years.

    B. The Managing Partner shall have prepared at least annually, at the Partnership's expense, financial statements (balance sheet, statement of income or loss, partners' equity, and changes in financial position) prepared in accordance with generally accepted accounting principles which shall fairly reflect the Partnership's financial position at the date ' shown and its results of operations for the period indicated. Copies of such statements and report shall be made available to the Partners annually.

    C. The Managing Partner shall have prepared at least annually, at the Partnership's expense, a report containing Partnership information necessary in the preparation of the Partners' federal income tax returns. Copies of such report shall be distributed to each Partner as promptly as possible.

    9.2  Bank Accounts.

    The bank accounts of the Partnership shall be maintained in such banking institutions as the Managing Partner shall determine, and withdrawals shall be made only in the regular course of Partnership business on such signature or signatures as the Managing Partner may determine.

    9.3  Depreciation and Elections.

    A. All elections required or permitted to be made by the Partnership under the Internal Revenue Code shall be made by the Managing Partner.

    B. Notwithstanding anything to the contrary in this Section 9.3, the Managing Partner shall not be responsible for initiating any change in accounting methods from the methods initially chosen.

    C. The Managing Partner is hereby designated as the "Tax Matters Partner" under Section 6231(a)(7) of the Internal Revenue Code.

    9.4  Fiscal Year.

    The fiscal year of the Partnership shall be the calendar year for tax purposes.


                                   ARTICLE TEN
                               GENERAL PROVISIONS

    10.1     Appointment of Attorneys-in-Fact.

    A. Each Partner, by the execution hereof, hereby irrevocably constitutes and appoints John W. Bachmann, Lawrence R. Sobol, and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), his true and lawful attorney-in-fact, and each of them, with full power and authority in his name, place and stead, to execute or acknowledge under oath, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement including:

         (i) All certificates and other instruments (including this Agreement or any certificate of limited partnership and any amendment thereof) which the Managing Partner deems appropriate to qualify or continue the Partnership as a limited partnership under the Missouri Act (or a partnership in which the Limited Partners will have limited liability comparable to that provided by the Missouri Act) or under the laws of any other jurisdiction in which the Partnership may conduct business;

         (ii) All amendments to this Agreement or any certificate of limited partnership which are required to be filed or which the Managing Partner deems to be advisable to file;

         (iii) All instruments which the Managing Partner deems appropriate to reflect a change or modification of the Partnership in accordance with the terms of this Agreement;

         (iv) All conveyances and other instruments which the Managing Partner deems appropriate to reflect the dissolution and termination of the Partnership; and

         (v) All other instruments, documents or contracts (including, without limiting the foregoing, any deed, lease, mortgage, note, bill of sale, contract, trust agreement, guarantee, partnership agreement, indenture, underwriting agreement or any instrument or documentation which may be required to be filed (or which the Managing Partner deems advisable to file) by the Partnership under the laws of any state or by any governmental agency) requisite to carrying out the intent and purpose of this Agreement and the business of the Partnership and its Affiliates.

    B.   The appointment by all Limited Partners of John W. Bachmann, Lawrence
R. Sobol, and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), as attorney-in-fact, and each of them, shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Partners under this Agreement will be relying upon the power of John W. Bachmann, Lawrence R. Sobol, and the then Managing Partner (at any time the Managing Partner is not John W. Bachmann), and each of them, to act as contemplated by this Agreement in any filing and other action by them on behalf of the Partnership. The foregoing power of attorney shall survive the death, disability or incompetency of a Partner or the assignment by any Partner of the whole or any part of its interest hereunder.

    10.2     Word Meanings.

    The words such as "herein", "hereinafter", "hereof", and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

    10.3     Binding Provisions.

    The covenants and agreements contained herein shall be binding upon, and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

    10.4     Applicable Law.

    This Agreement shall be construed and enforced in accordance with the laws of the State of Missouri.

    10.5     Counterparts.

    This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart, except that no counterpart shall be binding unless signed by the Managing Partner.

    10.6     Entire Agreement.

    This Agreement contains the entire agreement between the parties and supersedes all prior writings or representations.

    10.7     Separability of Provisions.

    Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereby are determined to be invalid or unenforceable such validity or unenforceability shall not impair the operation of or affect any other portion of this Agreement and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

    10.8     Representations.

    Each person who becomes a Limited hereunder does hereby represent and warrant by the signing of a counterpart of this Agreement or an amendment to this Agreement that the Partnership interest acquired by him was acquired for his own account, for investment only, not for the interest of any other person and not for resale to other persons or for further distribution. The Managing Partner has not made and hereby makes no warranties or representations other than those specifically set forth in this Agreement.

    10.9     Section Titles.

    Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

    10.10    Partition

    The Partners agree that the Partnership's assets are not and will not be suitable for partition. Accordingly, each of the Partners hereby irrevocably waives any and all right he may have to maintain any action for partition of any of the Partnership's assets.

    10.11    No Third Party Beneficiaries

    This Agreement is made solely and specifically for the benefit of the Partners and their respective successors and permitted assigns, and no other person whatsoever shall have any rights, interests or claims hereunder or be entitled to any benefits hereunder or on account of this Agreement as a third party beneficiary or otherwise.

    10.12    Arbitration

    Any dispute hereunder shall be settled by arbitration in St. Louis County, Missouri, in accordance with the Code of Arbitration Procedure of the National Association of Securities Dealers, Inc., as then in effect. The parties consent to the jurisdiction of the Supreme Court of the State of Missouri and of the United States District Court for the Eastern District of the State of Missouri for all purposes in connection with arbitration. The award entered by the arbitrator(s) shall be final and binding on all parties to the arbitration. Each party shall bear its respective arbitration expenses and shall each pay fifty percent (50%) of the arbitrator's charges and expenses.

    10.13    Amendments.

    In addition to the amendments otherwise authorized herein, this Agreement may be amended, from time to time, without the consent or approval of (and without prior notice to) any Limited, by the Managing Partner or by the affirmative vote of General Partners.holding an aggregate of at least a majority of the total General Partner Percentages. In particular, but without limiting the foregoing, the interests of the Limited Partners and the Subordinated Limited Partners in the Net Income or the Proceeds of Liquidation of the Partnership or in any other allocation or distribution to be received by them from the Partnership pursuant to Article Eight hereof or otherwise may be reduced or increased or otherwise modified in accordance with this Section
10.13 without the consent or approval of (and without prior notice to) any Limited.

    10.14    Revocable Trusts.

    Notwithstanding anything to the contrary herein contained, it is recognized that certain of the Partners are not persons but are revocable trusts ("Trusts"), the grantors of which ("Grantors"), except for the transfer of their partnership interests to (or the designation of) such Trusts created by them, would be the Partners. Thus, when used herein the phrases "General Partner", "Limited Partner", "Limited", "Partner" or "Subordinated Limited Partner" shall be deemed, when the context hereof so requires (such as, without limiting the generality of the foregoing, death, disability or withdrawal of a Partner, gross negligent conduct of a General Partner, a General Partner receiving a guaranteed draw for services rendered, General Partner required submission of tax returns, sale by a General Partner of Retiring Interests after his 56th birthday) to be a reference to the Grantor of such Trust. In addition, to the extent that any General Partner has obligations or liabilities imposed upon such General Partner pursuant to this Agreement, then, if such General Partner is a Trust, such General Partner, by such General Partner's signature hereto (and the Grantor of such Trust by such Grantor's signature hereto), hereby agrees that said obligations and liabilities are also obligations and liabilities of such Grantor.

    IN WITNESS WHEREOF, the undersigned has executed this Sixth Amended and Restated Agreement of Limited Partnership as of the day and year first above written.

                                  GENERAL PARTNER:

                                  /S/ JOHN W. BACHMANN
                                  ---------------------------------------------
                                  John W. Bachmann

                                  GENERAL PARTNERS AS SHOWN IN
                                  THE BOOKS AND RECORDS OF THE
                                  PARTNERSHIP*

                                  *By /S/ JOHN W. BACHMANN
                                      -----------------------------------------
                                      John W. Bachmann
                                      Attorney-In-Fact

                                  LIMITED PARTNERS AS SHOWN IN THE
                                  BOOKS AND RECORDS OF THE PARTNERSHIP*

                                  *By /S/ JOHN W. BACHMANN
                                      -----------------------------------------
                                      John W. Bachmann
                                      Attorney-In-Fact

                                  SUBORDINATED LIMITED PARTNERS AS
                                  SHOWN IN THE BOOKS AND RECORDS OF
                                  THE PARTNERSHIP*

                                  *By /S/ JOHN W. BACHMANN
                                      -----------------------------------------
                                      John W. Bachmann
                                      Attorney-In-Fact

No person has been authorized to give any information or to make any representation, other than those contained in this Prospectus, in connection with the offer contained herein and, if so given or made, such information or representation must not be relied upon as having been authorized by JFC. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities that are covered by this Prospectus in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus and the sale of any securities hereunder shall not imply that the information contained herein is correct at any time subsequent to the respective dates at which information is given herein or the date hereof.

                         ------------------------------

                                TABLE OF CONTENTS

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . . . . . . . . .  7
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
THE OFFERING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
RECENT DEVELOPMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . . . . 23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . 25
BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
DESCRIPTION OF INTERESTS . . . . . . . . . . . . . . . . . . . . . . . . . . 43
LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
GLOSSARY OF TERMS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . 57

Appendix A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 81
Appendix B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
Appendix C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84


                                  45,000 Units

                               THE JONES FINANCIAL
                              COMPANIES, A LIMITED
                                   PARTNERSHIP

                          Limited Partnership Interests

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                                July _____, 1995

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.     Other Expenses of Issuance and Distribution.

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the Interests offered hereby, all of which will be paid by JFC:


         Registration Fee....................................  $15,518
         Printing Expenses...................................     <F1>
         Legal Fees and Expenses.............................     <F1>
         Accounting Fees and Expenses........................     <F1>
         Blue Sky Fees and Expenses..........................     <F1>
         Miscellaneous.......................................     <F1>
                                                               -------
             TOTAL...........................................  $  <F1>

         ---------------

         <F1> To be provided by amendment



Item 15.     Indemnification of Directors and Officers.

    Section 4.7 of the Partnership Agreement provides as follows:

    "Neither the Managing Partner nor any General Partner shall be liable, responsible or accountable in damages to any of the Partners for, and the Partnership shall indemnify and save harmless the Managing Partner and any General Partner from any loss or damage incurred by reason of, any act or omission performed or omitted by him in good faith on behalf of the Partnership and in a manner reasonably believed by him to be within the scope of the authority granted to him by this Agreement and in the best interests of the Partnership, provided that the Managing Partner or the General Partner shall not have been guilty of gross negligence or gross misconduct with respect to such acts or omissions and, further, provided that the satisfaction of any indemnification and any saving harmless shall be paid out of and limited to Partnership assets and no Partner shall have any personal liability on account thereof."


Item 16.     Exhibits.

No.      Description
- ---      ----------------------------------------------------------------------

4.1 Sixth Amended and Restated Limited Partnership Agreement of The Jones Financial Companies, a Limited Partnership dated as of October 1, 1993 (included as Appendix C to the Prospectus).

5.1      Opinion of Bryan Cave LLP regarding legality *

8.1          Opinion of Bryan Cave LLP regarding tax matters *

10.1 Form of Cash Subordination Agreement between the Registrant and Edward D. Jones & Co., incorporated herein by reference to
             Exhibit 10.1 to the Partnership's registration statement of Form S-1 (Reg. No. 33-14955).

10.2         Note Purchase Agreement between Tempus Corporation and Edward D.
             Jones & Co., L.P. dated as of March 15, 1988, incorporated herein by reference to Exhibit 10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 25, 1988.

10.3 Complaint for Permanent Injunction and Other Equitable Relief and Final Judgment of Permanent Injunction in re: SEC v. Edward D. Jones & Co. (U.S. Dist. Ct. for Dist. of Columbia; Civil Action No. 85-3078), incorporated herein by reference to Exhibit 10(i) to the Partnership's current report on Form 8-K dated September 24, 1985.

10.4 Volume Discount Agreement dated May 27, 1987, between Digital Equipment Corporation and Edward D. Jones & Co., incorporated herein by reference to Exhibit 10.13(c) to the Partnership's registration statement on Form S-1 (Reg. No.33-14955).

10.5 Master Lease Agreement dated as of May 29, 1987, between Digital Equipment Corporation and Edward D. Jones & Co., incorporated herein by reference to Exhibit 10.13(b) to the Partnership's registration statement on Form S-1 (Reg. No. 33-14955).

10.6 Master Lease Agreement dated as of October 17, 1988, between Edward D. Jones & Co., L.P., and BancBoston Leasing, incorporated herein by reference to Exhibit 10.1 to the Partnership's Annual Report on Form 10-K for the year ended September 30, 1988.

10.16 Satellite Communications Agreement dated as of September 12, 1988, between Hughes Network Systems and Edward D. Jones & Co., L.P., incorporated herein by reference to Exhibit 10.1 to the Partnership's Annual Report on Form 10-K for the year ended September 30, 1988.

10.18        Agreements of Lease between EDJ Leasing Company and Edward D.
             Jones & Co., L.P., dated August 1, 1991, incorporated herein by reference to Exhibit 10.18 to the Partnership's Annual Report or Form 10-K for the year ended September 27, 1991.

10.20 Edward D. Jones & Co., L.P. Note Purchase Agreement dated as of May 8, 1992, incorporated herein by reference to Exhibit 10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 26, 1992.

10.21        Purchase and Sale Agreement by and between EDJ Leasing Co., L.P.
             and the Resolution Trust Corporation, incorporated herein by reference to Exhibit 10.21 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1992.

10.22        Master Lease Agreement between EDJ Leasing Company and Edward D.
             Jones & Co., L.P., dated March 9, 1993, and First Amendment to Lease dated March 9, 1994, incorporated herein by reference to
             Exhibit 10.22 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.23 Purchase Agreement by and between Edward D. Jones & Co., L.P. and Genicom Corporation dated November 25, 1992, incorporated herein by reference to Exhibit 10.23 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.24 Mortgage Note and Deed of Trust and Security Agreement between EDJ Leasing Co., L.P. and Nationwide Insurance Company dated March 9, 1993, incorporated herein by reference to Exhibit 10.24 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.25 Mortgage Note and Amendment to Deed of Trust between EDJ Leasing Co., L.P. and Nationwide Insurance Company dated March 9, 1994, incorporated herein by reference to Exhibit 10.25 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.26 Mortgage Note; Dead of Trust and Security Agreement; Assignment of Leases, Rents and Profits; and Subordination and Attornment Agreement between EDJ Leasing Co., L.P. and Nationwide Insurance Company dated April 6, 1994, incorporated by reference to Exhibit
             10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 25, 1994.

10.27 Note Purchase Agreement by Edward D. Jones & Co., L.P., for $92,000,000 aggregate principal amount of 7.95% subordinated capital notes due April 15, 2006, incorporated herein by reference to Exhibit 10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 24, 1994.

10.28        Equipment Lease Agreement between IFA Incorporated and Edward D.
             Jones & Company, L.P., dated June 8, 1994, incorporated herein by reference to Exhibit 10.2 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 24, 1994.

10.29 Master Lease Agreement and Addendum by and between Edward D. Jones & Co., L.P. and General Electric Capital Corporation dated April 21, 1994, incorporated herein by reference to Exhibit 10.3 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 24, 1994.

10.30 Equipment Lease by and between Edward D. Jones & Co., L.P., and EDJ Leasing Co., L.P. dated April 1, 1994, incorporated herein by reference to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 24, 1994.

10.31 $8,200,000 Promissory Note to Commerce Bank National Association by EDJ Leasing Co., L.P., dated April 5, 1994, incorporated herein by reference to Exhibit 10.5 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 24, 1994.

10.32 Agreement and Plan of Acquisition between The Jones Financial Companies and Boone National Savings and Loan Association, F.A., incorporated herein by reference to Exhibit 10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

10.33 Credit Agreement between EDJ Leasing Co., L.P. and Southtrust Bank of Alabama, N.A. dated October 26, 1994, incorporated herein by reference to Exhibit 10.33 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.34        Master Lease Agreement between EDJ Leasing Company and Edward D.
             Jones & Co., L.P. dated October 26, 1994, incorporated herein by reference to Exhibit 10.34 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.35 Lease Financing Line of Credit Agreement and Term Note Agreement between EDJ Leasing Co., L.P. and Enterprise Bank dated
             December 6, 1994, incorporated herein by reference to
             Exhibit 10.35 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.36 Master Lease Agreement between EDJ Leasing Co. and Edward D. Jones & Co. L.P., dated December 6, 1994, incorporated herein by reference to Exhibit 10.36 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.37 Purchase Agreement by and between Edward D. Jones & Co., L.P. and Tektronix Inc. dated February 28, 1995, incorporated herein by reference to Exhibit 10.37 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1994.

10.38 Loan Agreement between Edward D. Jones & Co., L.P. and Boatmen's Bank dated April 28, 1995, incorporated herein by reference to
             Exhibit 10.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

10.39 1995 Employee Limited Partnership Interest Purchase Plan of The Jones Financial Companies, a Limited Partnership

23.1         Consent of Arthur Andersen LLP

23.2         Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1)

24.1         Power of Attorney (included on Signature Page)

- ---------------

*  To be filed by amendment


Item 17.     Undertakings.

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of St. Louis, State of Missouri, on July 14, 1995.


                                  THE JONES FINANCIAL COMPANIES,
                                      A LIMITED PARTNERSHIP

                                  By  /S/ JOHN W. BACHMANN
                                      -----------------------------------------
                                      John W. Bachmann, Managing Partner


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Bachmann, Steven Novik and Lawrence R. Sobol, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any other documents and instruments incidental thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/S/ JOHN W. BACHMANN
- ----------------------------------    Managing Partner           July 14, 1995
John W. Bachmann

/S/ STEVEN NOVIK
- ----------------------------------    Chief Financial Officer    July 14, 1995
Steven Novik